                                           Filed Pursuant to Rule 424(B)(3)
                                           Registration Statement No. 333-17093


PROSPECTUS

                               39,392,046 SHARES

                             [JTS CORPORATION LOGO]

                                  COMMON STOCK
                            ------------------------

     10,037,500 of the shares of Common Stock, $.001 par value ("Common Stock"), of JTS Corporation (the "Company" or "JTS") offered hereby have been issued or are issuable upon (i) the conversion of Series B Preferred Stock, $.001 par value (the "Series B Preferred Stock"), or the exercise of Common Stock purchase warrants (the "Investor Warrants"), issued or issuable upon conversion of the Series B Preferred Stock, issued to GFL Advantage Fund Limited and Genesee Fund Limited -- Portfolio B in a November 1996 private placement, (ii) the payment of dividends on the outstanding shares of Series B Preferred Stock in Common Stock, and (iii) the exercise of Common Stock purchase warrants (the "Finder's Warrants" and together with the Investor Warrants, the "Warrants") issued to Wharton Capital Corporation (together with GFL Advantage Fund Limited and Genesee Fund Limited -- Portfolio B, the "Selling Security Holders") in consideration for financial consulting services furnished in connection with the November 1996 private placement. See "Description of Capital Stock." The remainder of the Common Stock offered hereby is held by, or is issuable upon conversion of warrants to purchase Common Stock held by, certain holders of registration rights (the "Registration Rights Holders"). All of the shares are being offered hereby by the Selling Security Holders and the Registration Rights Holders or by pledges, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer from time to time on The American Stock Exchange, Inc. ("AMEX"), in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares are being registered by the Company pursuant to registration rights granted to certain of the Selling Security Holders in connection with the November 1996 private placement and to the Registration Rights Holders pursuant to that certain Registration Rights Agreement dated February 3, 1995, as amended. The Selling Security Holders and the Registration Rights Holders may effect such transactions by selling the shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders, the Registration Rights Holders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both. See "Selling Security Holders" and "Plan of Distribution." The Common Stock is traded on AMEX under the symbol "JTS." The last reported sales price of the Common Stock on AMEX on January 24, 1997 was $3.63 per share.
                            ------------------------

                 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $120,000. The aggregate proceeds to the Selling Security Holders and the Registration Rights Holders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. See "Plan of Distribution."

     The Company has agreed to indemnify certain Selling Security Holders and the Registration Rights Holders and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The Selling Security Holders, the Registration Rights Holders and any broker-dealers or agents that participate with the Selling Security Holders in the distribution of the shares of Common Stock offered hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of such shares may be deemed to be underwriting commissions or discounts under the Securities Act.
                            ------------------------

January 23, 1997

                THE DATE OF THIS PROSPECTUS IS JANUARY 23, 1997

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety and should be read in conjunction with the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. This Prospectus Summary and other parts of this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." Prospective investors should consider carefully the information discussed under "Risk Factors."

                                  THE COMPANY

     For purposes of this Prospectus, Atari Corporation ("Atari") refers to the pre-merger Atari and its multimedia entertainment operations. JTS Corporation ("JTS" or the "Company") refers to the pre- and post-merger JTS and its hard disk drive operations.

     JTS designs, manufactures and markets hard disk drives for use in notebook computers and desktop personal computers. JTS currently has two product families in production, the 3-inch form factor "Nordic" family for notebook computers and the 3.5-inch form factor "Palladium" family for desktop personal computers. Shipments of Nordic drives to Compaq Computer Corporation ("Compaq") began in the second quarter of fiscal 1997, and JTS expects to begin volume production of Nordic drives in the fourth quarter of fiscal 1997. JTS began volume production of Palladium disk drives in October 1995. The Company markets its products to original equipment manufacturers ("OEMs"), computer companies and second-tier systems integrators for incorporation into their computer systems and subsystems. The Company sells its products through a direct sales force operating throughout the United States, Europe and Asia, as well as through distributors in the United States, Europe, Latin America and Canada.

     JTS was incorporated in February 1994 and remained in the development stage until October 1995. In July 1996, the Company completed its merger (the "Merger") with Atari. Since 1992, Atari has significantly downsized its operations and going forward JTS' hard disk drive operation is expected to represent a significant portion of the Company's business. To obtain a low-cost manufacturing source of hard disk drives, JTS acquired 90% of the outstanding stock of the hard disk drive division of Moduler Electronics (India) Pvt. Ltd. ("Moduler Electronics"), located in Madras, India in April 1996.

     Subsequent to the Merger, the Company changed its fiscal year from a 52/53 week fiscal year ending on the Saturday closest to December 31 to a 52/53 week fiscal year ending on the Sunday closest to January 31.

COMPANY STRATEGY

     In recent years, the computer industry has witnessed the emergence of several trends that JTS believes will continue to drive demand for innovative disk drive products. First, new data- and image-intensive applications are generating increased demand for greater storage capacities and performance at a lower cost. Second, the demand for mobile computing devices, such as notebook computers, has kept pace with the significant growth in sales of personal computers, with portables representing approximately 15% of all personal computers sold in 1995. As the gap in technology and pricing between desktop and portable computers continues to narrow, consumers are demanding storage capacities in notebook computers comparable to those offered by desktops. Lastly, the notebook computer industry is generally migrating towards lower profile computing devices. The pressure to reduce the profiles, increase the capacities and lower the costs of personal computers has presented manufacturers with a substantial ongoing technical challenge.

     JTS has undertaken several key initiatives to meet the challenges currently facing hard disk drive manufacturers and to position the Company to become a leading international supplier of hard disk drives to the notebook and desktop computer markets. These key initiatives include the following:

     ESTABLISH 3-INCH FORM FACTOR TECHNOLOGY AS AN INDUSTRY STANDARD FOR NOTEBOOK COMPUTERS. To address demand in the portable storage market for lower profiles, greater storage capacities and lower costs, JTS has developed its Nordic family of 3-inch form factor disk drives. The disks used in the 3-inch format have 82% greater recording area than disks used in 2.5-inch drives, the current industry standard for notebook computers, offering nearly double the storage capacity at the same areal densities. Nordic drives also offer cost advantages per megabits of storage space over competing drives. The design of the Nordic drives makes them the lowest profile disk drives currently in the market.

     FORM STRATEGIC ALLIANCES WITH COMPAQ AND OTHER KEY PARTICIPANTS IN THE COMPUTER INDUSTRY. As part of the Company's effort to gain rapid market acceptance of the 3-inch form factor Nordic drives, JTS has entered into agreements with Compaq, as a leading end-user of the 3-inch disk drives, and Western Digital Corporation, as an alternate source for JTS' disk drives incorporating Nordic technology. The Company is currently negotiating a head component supply agreement pursuant to which JTS seeks to acquire and design into its disk drives magneto-resistant ("MR") head component technology, which allows data to be recorded at much higher track densities than metal in-gap ("MIG") or inductive thin-film head technology. JTS intends to continue to take advantage of its management's considerable experience in the computer industry to obtain access to other key computer industry participants.

     DEVELOP INNOVATIVE DISK DRIVE TECHNOLOGY FOR NOTEBOOK AND DESKTOP PERSONAL COMPUTERS. JTS expects to continue to develop and design into each of its product families innovative and advanced hard disk drive technology which the Company believes will enhance the performance characteristics and storage capacities of its products. The Company intends to continue to work closely with its customers and suppliers to design drives that satisfy the customers' end-product requirements using efficient and low-cost manufacturing methods. JTS is committed to the timely development of new products and the continuing evaluation of new technologies. In this regard, JTS is presently designing into each of its hard disk drive product families various high performance features, such as MR heads, new application specific integrated circuit ("ASIC")/channel technology and advanced head lifters.

     ACHIEVE LOW PRODUCT COST STRUCTURE. By locating manufacturing facilities in Madras, India, JTS intends to capitalize upon a low-cost and highly-skilled labor force. JTS believes that labor costs in India are significantly lower than labor costs in other countries where hard disk drives are commonly manufactured, such as Singapore, Malaysia and Thailand. To leverage its low-cost labor force, JTS manufactures certain labor-intensive components in-house rather than purchases such components from outside suppliers. The Company also utilizes many common components in its 3-inch and 3.5-inch form factor disk drives, thereby reducing inventory requirements, creating significant assembling efficiencies and obtaining cost advantages from volume purchases of materials.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the discussion of risk factors on pages 6 to 13 of this Prospectus should be considered carefully in evaluating an investment in the Common Stock. The risks of investment in the Common Stock include the following factors:

     - The Company has a history of losses and there can be no assurance that it will achieve profitability.

     - The report by the Company's independent accountants contains an explanatory paragraph regarding factors which raise substantial doubt about the Company's ability to continue as a going concern.

     - The Nordic family of 3-inch form factor disk drives has only recently been introduced to the market, and there is uncertainty of its market acceptance.

     - The hard disk drive industry is intensely competitive, and there can be no assurance that the Company will compete successfully with other disk drive companies and computer companies with disk drive operations, all of which have significantly greater resources than the Company.

     The Company was incorporated in Delaware on February 3, 1994, and its corporate headquarters are located at 166 Baypointe Parkway, San Jose, California 95134, where the telephone number is (408) 468-1800.

     Certain trademarks of the Company and other companies are used in this Prospectus and are the property of their respective holders.

                                  THE OFFERING

Common Stock outstanding before the Offering..........  104,774,765 shares(1)
Common Stock offered by the Selling Security Holders
  and the Registration Rights Holders.................  39,392,046 shares(2)
Common Stock to be outstanding after the Offering.....  144,166,811 shares(1)(2)
Use of proceeds.......................................  The Company will not receive any of the proceeds from the sale of Common
                                                        Stock by the Selling Security Holders
                                                        or the Registration Rights Holders.
AMEX Symbol...........................................  JTS

---------------

(1) Excludes (i) 5,034,853 shares of Common Stock issuable upon exercise of options outstanding as of October 31, 1996, of which 787,165 shares were exercisable at such date at a weighted average exercise price of $0.36 per share; (ii) 300,000 shares issuable upon exercise of warrants outstanding as of October 31, 1996, at a weighted average exercise price of $0.25 per share; (iii) 8,985,000 shares of Common Stock reserved for future issuance under the Company's Amended and Restated 1995 Stock Option Plan; (iv) 450,000 shares of Common Stock reserved for future issuance under the Company's 1996 Directors' Stock Option Plan; and (v) 2,596,414 shares of Common Stock issuable upon conversion of the Company's 5 1/4% Convertible Subordinated Debentures as of October 31, 1996.

(2) Based upon: (i) conversion of all of the Series B Preferred Stock at $3.6125 per share of Common Stock (which price is equal to the average closing bid price for the five trading days preceding the sale and issuance of the Series B Preferred Stock (the "Series B Closing")); (ii) exercise of all of the Investor Warrants issuable upon conversion of the Series B Preferred Stock and all of the Finder's Warrants at $3.6125 per share of Common Stock;
    (iii) payment of dividends on the outstanding shares of Series B Preferred Stock in Common Stock; (iv) further adjustment to the Series B Preferred Stock conversion ratio due to anti-dilution adjustments; and (v) inclusion of shares to be offered hereby by the Registration Rights Holders. See "Description of Capital Stock."

                              RECENT DEVELOPMENTS

     On January 22, 1997, the Company issued an aggregate of 25,000 shares of non-voting Series C Preferred Stock from the Company's unissued authorized Preferred Stock at a purchase price of $1,000.00 per share to certain investors for an aggregate offering price of $25,000,000. Upon the earlier of 80 days following the closing date of the sale of such shares of Series C Preferred Stock and the date on which a registration statement (the "Series C Registration Statement") with respect to the Common Stock issuable upon conversion of the Series C Preferred Stock is declared effective, each share of Series C Preferred Stock, together with any accrued but unpaid dividends, may be converted into Common Stock at a conversion price equal to the lower of (i) 85% (subject to adjustment) of the average lowest sales price of the Company's Common Stock for the five trading days preceding the conversion date and (ii) the lower of (A) $3.6125 and (B) the average lowest sales price of the Company's Common Stock for the five trading days preceding the date on which the Series C Registration Statement is declared effective. The holders of the Series C Preferred Stock are entitled to certain mandatory and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of such shares of Series C Preferred Stock, as well as certain rights of redemption upon the occurrence of certain specified events. The Company may redeem the outstanding shares of Series C Preferred Stock under certain circumstances. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of Series C Preferred Stock shall be entitled to a cash liquidation payment prior and in preference to the Common Stock holders.

                       SUMMARY HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                NINE MONTHS ENDED
                                       FISCAL YEARS ENDED DECEMBER 31,     ----------------------------
                                       --------------------------------    SEPTEMBER 30,    OCTOBER 27,
                                         1993        1994        1995         1995(1)         1996(1)
                                       --------    --------    --------    -------------    -----------
                                                                                   (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net revenues......................   $ 29,108    $ 38,748    $ 14,626      $  11,824       $   35,056
  Cost of revenues..................     42,768      35,200      44,234         18,534           39,122
  Operating loss(2).................    (47,499)    (24,047)    (53,665)       (23,849)        (128,007)
  Net income (loss).................    (48,866)      9,394     (49,576)       (21,881)        (126,646)
  Income (loss) per common share....      (0.85)       0.16       (0.78)         (0.34)           (1.55)

                                                 DECEMBER 31,
                                       --------------------------------     JANUARY 28,     OCTOBER 27,
                                         1993        1994        1995         1996(1)         1996(1)
                                       --------    --------    --------    -------------    -----------
                                                                            (UNAUDITED)     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Current assets....................     51,388     113,188      65,126         58,595           42,420
  Working capital (deficit).........     33,896      92,670      55,084         48,417          (11,771)
  Total assets......................     74,833     131,042      77,569         70,175          108,618
  Current liabilities...............     17,492      20,518      10,042         10,178           54,191
  Long-term debt....................     52,987      43,454      42,354         42,354           54,088
  Stockholders' equity..............      4,354      67,070      25,173         17,643              340

                        SUMMARY PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           FISCAL YEAR ENDED        NINE MONTHS ENDED
                                                          DECEMBER 31, 1995(3)     OCTOBER 27, 1996(3)
                                                          --------------------     -------------------
UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
  DATA:
  Net revenues..........................................        $ 33,403                $  68,821
  Cost of revenues......................................          77,860                   83,865
  Research and development expenses.....................          18,785                   20,733
  Selling, marketing, general and administrative
     expenses...........................................          36,093                   21,258
  Operating loss(4).....................................         (99,335)                 (57,035)
  Net loss..............................................         (96,997)                 (61,202)
  Loss per common share.................................           (0.94)                   (0.59)

UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA:(3)


---------------

(1) The Merger was consummated on July 30, 1996 and it was accounted for as a purchase of JTS by Atari. Subsequent to the Merger, JTS changed the fiscal year of the company from a 52/53 week fiscal year ending on the Saturday closest to December 31 to a 52/53 week fiscal year ending on the Sunday closest to January 31. Accordingly, the Company's current fiscal year begins on January 29, 1996 and the nine-month period for 1996 includes the results of Atari's operations from January 29, 1996 through October 27, 1996 and JTS' operations from July 31, 1996 through October 27, 1996.

(2) Includes an acquired in-process research and development cost of $110.0 million resulting from the Merger, a gain from the sale of marketable securities of $3.9 million in 1996, a gain from the settlement of patent litigation of $32.1 million in 1994 and a restructuring charge of $12.4 million in 1993.

(3) The unaudited pro forma combined statements of operations data for the year ended December 31, 1995 and for the nine month period ended October 27, 1996 give effect to the JTS Merger as if the merger was completed at the beginning of the periods. The unaudited pro forma combined balance sheet has been omitted as the transaction is reflected in the consolidated balance sheet as of October 27, 1996, included elsewhere herein.

(4) Excludes a nonrecurring gain on the sale of a marketable security amounting to $3.9 million and an acquired in-process research and development amounting to $110.0 million in 1996. Such amounts are included in the historical results of operations for the nine months ended October 27, 1996.

                                  RISK FACTORS

     An investment in the Company involves a high degree of risk. The following risk factors should be considered carefully before purchasing the Common Stock offered hereby.

     LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES; WORKING CAPITAL DEFICIT; INDEPENDENT ACCOUNTANTS' REPORT WITH EXPLANATORY PARAGRAPH. JTS was incorporated in February 1994 and did not commence production of hard disk drives until October 1995. JTS experienced operating losses for its fiscal years ended January 29, 1995 and January 28, 1996 of $5.2 million and $32.5 million, respectively, which resulted from the substantial costs associated with the design, development and marketing of new products, the establishment of manufacturing operations and the development of a supplier base. On January 28, 1996, prior to the merger with Atari, JTS had a working capital deficit of $15.2 million and a negative net worth of $38.6 million. JTS has yet to generate significant revenues and cannot assure that any level of future revenues will be attained or that JTS will achieve or maintain successful operations in the future. Such factors have raised substantial doubt about the ability of JTS to continue its operations without achieving successful future operations or obtaining financing to meet its working capital needs, neither of which can be assured. The most recent report of independent public accountants on JTS' financial statements includes an explanatory paragraph describing uncertainties concerning the ability of JTS to continue as a going concern.

     As of October 27, 1996, JTS had a working capital deficit of $11.8 million and a net worth of $0.3 million. On a consolidated basis, JTS had net revenues of $35.0 million and an operating loss of $128.0 million for the nine-month period ended October 27, 1996 which includes the results of Atari's nine-month operations through October 27, 1996 and JTS' operations from the merger date (July 30, 1996) to October 27, 1996. On a pro forma combined basis, JTS and Atari had net revenues of $68.8 million and an operating loss of $57.0 million for the nine months ended October 27, 1996.

     UNCERTAINTY OF MARKET ACCEPTANCE; LENGTHY SALES CYCLE. Since its inception in February 1994, JTS has primarily engaged in research and development of its core technology for hard disk drives. JTS' marketing strategy depends significantly on its ability to establish distribution, licensing, product development and other strategic relationships with major computer OEMs and on the willingness and ability of these companies to utilize and to promote JTS' hard disk drive technology and products. JTS' first commercial product line, the Palladium family of hard disk drives, was introduced in September 1995 and is targeted at the desktop personal computer market. JTS' second product line, the Nordic family of hard disk drives, has been designed for notebook computers. See "Business -- Products." There can be no assurance that any significant market for either product family will develop. In particular, the Nordic drives use a 3-inch form factor, which JTS has only recently introduced to the industry. At present, only a limited number of computer manufacturers are developing or have plans to develop computers that may accommodate Nordic drives. If additional computer manufacturers do not modify their existing products or develop new products to accommodate 3-inch form factor disk drives, sales of Nordic disk drives and, therefore, JTS' business, operating results and financial condition would be materially adversely affected.

     Qualifying hard disk drives for incorporation into a new computer product requires JTS to work extensively with the customer and the customer's other suppliers to meet product specifications. Customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with JTS' senior management, before making a purchasing decision. Accordingly, JTS' products typically have a lengthy sales cycle during which JTS may expend substantial financial resources and management time and effort with no assurance that a sale will result.

     NEED FOR ADDITIONAL FINANCING; POSSIBLE BREACH OF LOAN COVENANTS. The hard disk drive business is extremely capital intensive, and JTS will need significant additional financing resources in 1997 and over the next several years for facilities expansion, capital expenditures, working capital, research and development and vendor tooling. The issuance of equity or convertible debt securities, upon conversion, would result in dilution of the voting control of existing stockholders and could result in dilution to earnings per share. There can be no assurance that additional funding will be available on terms acceptable to JTS or at all. If JTS is unable to obtain sufficient capital, it would be required to curtail its facilities expansion, capital expenditures, working capital, research and development and vendor tooling expenditures, which would materially adversely affect

JTS' business, operating results and financial condition. In this regard, due to delays in the receipt of additional financing, the Company took action in September 1996 to conserve its cash resources by reducing the production of drives planned for the third and fourth quarters of fiscal 1997. Furthermore, certain equipment and receivables financing as well as term loans made to JTS and Moduler Electronics are contingent on JTS' ability to comply with stringent financial covenants. JTS' failure to comply with such covenants could result in the loss of such financing sources. In this regard, Moduler Electronics has failed to obtain certain debt and equity capital required under one of its loan agreements. In addition, Moduler Electronics failed to obtain the lender's consent under a loan agreement to the acquisition of Moduler Electronics by JTS. Although consent may not have been required under the loan agreement and the lending institution has continued to transact business with Moduler Electronics and JTS, there can be no assurance that it will continue to do so in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     HIGHLY COMPETITIVE MARKET. The hard disk drive industry is intensely competitive and dominated by a small number of large companies, including Quantum Corporation ("Quantum"), Seagate, Western Digital and Maxtor Corporation ("Maxtor"). In addition, a number of computer companies, such as International Business Machines Corp. ("IBM") and Toshiba Corporation ("Toshiba"), have in-house or "captive" disk drive manufacturing operations that produce disk drives for incorporation into their own computers as well as for sale to other OEMs. Many of JTS' competitors have broader product lines than JTS, and all have significantly greater financial, technical and marketing resources. Furthermore, JTS has licensed key 3-inch form factor technology to Western Digital, a competitor in the personal computer disk drive market that could become a significant supplier of 3-inch form factor disk drives to Compaq and other OEMs. See "Business -- Initial Efforts to Achieve Market Acceptance of Hard Disk Drive Products." There can be no assurance that JTS will develop and manufacture products on a timely basis with the quality and features necessary to compete effectively. Generally, OEM customers for hard disk drives rely on a limited number of suppliers. As a result, it may be necessary for JTS to displace competitors to increase its net sales. In addition, JTS faces competition from the manufacturing operations of its current and potential OEM customers, which could initiate or increase internal production of hard disk drives and reduce or cease purchasing from independent hard disk drive suppliers such as JTS. Moreover, the hard disk drive industry is characterized by price erosion and resulting pressure on gross margins. JTS expects that hard disk drive prices will continue to decline and that competitors will offer products which meet or exceed the performance capabilities of JTS' current products. Due to such pricing pressures, JTS' future gross margins will substantially depend upon its ability to control manufacturing costs, improve manufacturing yields and introduce new products on a timely basis. Any increase in price competition would have a material adverse effect on JTS' business, operating results and financial condition. JTS may also experience competition from other forms of data storage, including optical storage, flash memory and holographic storage. If JTS' current and prospective customers and end users were to adopt such data storage products as an alternative to JTS' products, JTS' business, operating results and financial condition would be adversely affected. See
"Business -- Competition."

     RAPID TECHNOLOGICAL CHANGE; SHORT PRODUCT LIFE CYCLES. The hard disk drive industry is characterized by rapid technological change and short product life cycles. As a result, JTS must continually anticipate change and adapt its products to meet demand for increased storage capacities. Although JTS intends to engage in a continuous process of developing new products and production techniques, there can be no assurance that JTS will anticipate advances in hard disk drive technology and develop products incorporating such advances in a timely manner to compete effectively against its competitors' new products. Due to the rapid technological change and frequent development of new hard disk drive products, it is common in the industry for the relative mix of customers and products to change rapidly, even from quarter to quarter. For example, in the first half of calendar 1996, the demand for 1 gigabyte 3.5-inch form factor hard disk drives decreased dramatically due to increased availability of and demand for larger capacity disk drives. As a result, pricing pressure on such disk drives, including those marketed by JTS, increased and gross margins decreased. Generally, new products have higher selling prices than more mature products. Therefore, JTS' ability to introduce new products on a timely basis is an important factor in achieving growth and profitability. In addition, JTS anticipates continued changes in the requirements of its customers in the computer industry. There can be no assurance that JTS will be able to develop, manufacture and sell products that respond adequately to such changes or that future technological innovations will not reduce demand for hard disk drives. JTS' business, operating results and financial condition would be materially adversely affected if its development efforts are unsuccessful, if the technologies that JTS has chosen not to develop prove to be competitive alternatives or by trends toward competing technologies, such as optical storage, flash memory and holographic storage. As JTS increases its production and shipment of hard disk drives and expands its product line, JTS' inventory levels will increase. Due to the rapid rate of change in JTS' business, a large inventory poses the risk of inventory obsolescence which could have a material adverse effect on JTS' business, operating results and financial condition. In this regard, JTS anticipates incurring future inventory allowances, the level of which will depend upon a number of factors, including manufacturing yields, new product introductions, maturity or obsolescence of product designs, inventory levels and competitive pressures.

     AVAILABILITY OF COMPONENTS AND MATERIALS; DEPENDENCE ON SUPPLIERS. JTS relies on a limited number of suppliers for many components and materials used in its manufacturing processes, including recording disks, head stack components and integrated circuits. At present, JTS does not have multiple suppliers for all of its materials and component requirements, and there can be no assurance that JTS will secure more than one source for all of its requirements in the future or that its suppliers will be able to meet its requirements on a timely basis or on acceptable terms. Furthermore, JTS does not have contractual arrangements with any of its sole source suppliers. In particular, JTS presently relies on sole source suppliers for controller ASICs, read channels, digital signals wP and spindle motor drivers, and certain head stack components. Delays in the receipt of certain components and materials have occurred in the past, and there can be no assurance that delays will not occur in the future or that suppliers will not extend lead times. Moreover, changing suppliers for certain materials, such as spindle motors, could require requalification of JTS' products with some or all of its customers. Requalification could prevent early design-in wins or could prevent or delay continued participation in hard disk drive programs for which JTS' products have been qualified. In addition, long lead times are required to obtain many materials, such as integrated circuits utilized in JTS' printed circuit board assemblies ("PCBAs"). Regardless of whether these materials are available from established or new sources of supply, long lead times could impede JTS' ability to quickly respond to changes in demand and product requirements. Any limitations on, or delays in, the supply of materials could disrupt JTS' production volume and could have a material adverse effect on JTS' business, operating results and financial condition. In this regard, in the fourth quarter of fiscal 1996, JTS experienced delays in obtaining certain integrated circuits required in the assembly of PCBAs due to the supplier's production problems, which resulted in a significant reduction in JTS' production volume during such period. Such production problems were corrected, but there can be no assurance that production problems of this type or otherwise will not occur again in the future. Furthermore, a significant increase in the price of one or more of these components or materials could adversely affect JTS' business, operating results and financial condition. In addition, there are only a limited number of providers of hard disk drive manufacturing equipment, such as servo-writers, burn-in equipment and final test equipment, and ordering additional equipment for replacement or expansion involves long lead times, which limit the rate and flexibility of capacity expansion. Failure to obtain such manufacturing equipment on a timely basis could limit JTS' production of hard disk drives and adversely affect JTS' business, operating results and financial condition. See
"Business -- Manufacturing."

     CYCLICAL NATURE OF HARD DISK DRIVE AND COMPUTER INDUSTRIES. JTS' operating results are dependent on the demand for hard disk drives, which in turn depends on the demand for notebook and desktop personal computers. The hard disk drive industry is cyclical and has experienced periods of oversupply, resulting in significantly reduced demand for hard disk drives, as well as pricing pressures and reduced production levels. The effect of these cycles has been magnified by computer manufacturers' practice of ordering components, including hard disk drives, in excess of their needs during periods of rapid growth. In recent years, the disk drive industry has experienced significant growth, and JTS intends to expand its capacity based on current and anticipated demand. There can be no assurance that such growth will continue or that the level of demand will not decline. In this regard, certain personal computer manufacturers have announced reductions in anticipated revenue growth. A decline in demand for hard disk drives would have a material adverse effect on JTS' business, operating results and financial condition. Additionally, in the past some computer manufacturers have experienced substantial financial difficulties due to the cyclical nature of the computer industry and other factors. Any increased price pressure in the personal computer industry could be passed through to personal computer component suppliers, including manufacturers of hard disk drives. To date, JTS has not incurred significant bad debt expense. However, there can be no assurance that JTS will not face difficulty in collecting receivables or be required to offer more liberal payment terms in the future, particularly in a period of reduced demand. Any failure to collect or delay in collecting receivables could have a material adverse effect on JTS' business, operating results and financial condition.

     DEPENDENCE ON COMPAQ COMPUTER RELATIONSHIP; CUSTOMER CONCENTRATION. JTS' strategy to commercialize its products and achieve market acceptance has focused on the development of distribution, licensing, product development and other strategic relationships with leading computer companies, other manufacturers of computer peripherals and recognized distribution organizations. In this regard, JTS entered into a Development Agreement with Compaq in 1994 pursuant to which Compaq has agreed to design JTS' Nordic disk drives into at least one of Compaq's products and to purchase a minimum number of Nordic hard disk drives from JTS within two years following Compaq's acceptance of the first of such products. In return, JTS granted Compaq certain pricing preferences and agreed to pay royalties to Compaq on sales of Nordic disk drives to third parties during the term of the agreement. Compaq was also granted a license to use the Nordic designs to manufacture or to have manufactured Nordic drives on a royalty-free basis in the event JTS fails to meet the agreed upon production schedule or, if JTS is not in default under the agreement, to have Nordic drives manufactured by third-parties upon payment of a royalty to JTS. The Development Agreement also restricts JTS' ability to sublicense Nordic technology. The Development Agreement has a five year term, which will automatically be renewed under certain circumstances and may be terminated by either party only with cause. In order to provide an alternate source of Nordic products, JTS entered into a Technology Transfer and License Agreement with Western Digital pursuant to which Western Digital has the right to manufacture and sell Nordic disk drives to Compaq and others. If either of these agreements were to terminate prematurely, JTS' efforts to establish market acceptance of its products and, consequently, its business, operating results and financial condition would be adversely affected. In the first half of calendar 1996, Compaq delayed introduction of a notebook product line that incorporates the Company's hard disk drives, which resulted in shipment delays by the Company to Compaq and others. The Company may experience similar delays in the future. In fiscal 1996, Olidata S.p.A., Connexe Peripherals, Ltd., Liuski International, Inc. and Aashima Technology, B.V. accounted for approximately 34%, 12%, 11% and 10%, respectively, of JTS' total revenue. For the first nine months of fiscal 1997, Karma International AG, Markvision International, Peacock Systems GmbH and FutureTech International, Inc. accounted for approximately 18%, 18%, 14% and 14%, respectively, of JTS' total revenues. JTS expects that sales to a relatively small number of OEMs will account for a substantial portion of its net revenues for the foreseeable future, although the companies that comprise JTS' largest customers may change from period to period. The loss of, or decline in orders from, one or more of JTS' key customers would have a material adverse effect on JTS' business, operating results and financial condition. See "Business -- Initial Efforts to Achieve Market Acceptance of Hard Disk Drive Products."

     RELIANCE ON LICENSED TECHNOLOGY. JTS currently owns no patents (other than those acquired from Atari in the Merger) and has obtained licenses to a substantial portion of the technology used in its hard disk drives pursuant to license agreements with TEAC Corporation ("TEAC"), Pont Peripherals Corporation ("Pont") (formerly DZU Corporation), and Western Digital. If such license agreements were prematurely terminated or if JTS were enjoined from relying upon such licenses due to JTS' alleged or actual breach of such agreements, JTS would be prevented from manufacturing hard disk drives incorporating technology subject to such licenses. As a result, JTS' business, operating results and financial condition would be materially adversely affected. See
"Business -- Patents and Licenses."

     INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. Although JTS attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that JTS will be able to protect its technology adequately or that competitors will not be able to develop similar technology independently. There can be no assurance that patents will be issued with respect to JTS' pending patent applications or that any future patents will be sufficiently broad to protect JTS' technology. There can be no assurance that any future patent issued to JTS will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide adequate protection to JTS' products. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate JTS' products or design around any possible patents issued to JTS in the future. In addition, the laws of certain foreign countries may not protect JTS' intellectual property rights to the same extent as do the laws of the United States.

     In recent years, the hard disk drive industry has experienced an increase in litigation to enforce intellectual property rights. Thus, litigation may be necessary to enforce any future JTS patents, patents acquired in the Merger, copyrights or other intellectual property rights, to protect JTS' trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or claims for indemnification resulting from infringement claims. Such litigation, even if successful, could result in substantial costs and diversion of resources and could have a material adverse effect on JTS' business, operating results and financial condition. Alternatively, if any claims are asserted against JTS, JTS may seek to obtain a license under the third party's intellectual property rights or to seek to design around such claims. There can be no assurance, however, that a license will be available on reasonable terms or at all, and it could be expensive and time consuming or prove impossible for JTS to design around such claims. Any of such alternatives could materially and adversely affect JTS' business, results of operations and financial condition.

     Pursuant to the Merger, JTS has exclusive use of the "Atari" name and "Fuji" logo in all areas other than coin-operated arcade video game use. JTS also has a portfolio of other intellectual properties of Atari including patents, trademarks, and copyrights associated with its video game and computer businesses. JTS believes these patents, trademarks and other intellectual property are important assets. As of December 31, 1995, Atari held over 150 patents in the United States and other jurisdictions which expire from 1996 to 2010 and had applications pending for three additional patents. There can be no assurance that any of these patent rights will be upheld in the future or that JTS will be able to preserve any of these intellectual property rights. Atari has in the past received communications from third parties asserting rights to certain of its intellectual property. Atari has also been involved in several major lawsuits regarding its intellectual property, including a suit with Nintendo of America, Inc. and its affiliates ("Nintendo") which was settled in March 1994 and a suit with Sega which was settled in September 1994. In the event any third party were to make a valid claim with respect to the Atari division's intellectual property and a license were not available on commercially reasonable terms, JTS' business, financial condition and results of operations could be materially and adversely affected. Litigation, which has in the past resulted and could in the future result in substantial costs and diversion of resources, may also be necessary to enforce the Atari patents or other intellectual property rights or to defend against third party infringement claims. The occurrence of litigation relating to patent enforcement, patent infringement or other intellectual property matters, regardless of the outcome, could have a material adverse effect on JTS' business, financial condition and results of operations.

     EXPANSION OF MANUFACTURING CAPACITY. JTS' competitive position will depend substantially on its ability to expand its manufacturing capacity. Accordingly, JTS is continuing to make significant investments to expand such capacity, particularly through the acquisition of capital equipment, facilities expansion and the hiring and training of new personnel. JTS currently plans to add new production lines at its existing manufacturing facility in Madras, India during fiscal year 1997 that will utilize all available floor space at this facility. There can be no assurance that JTS will be able to expand such capacity in a timely manner, that the cost of such expansion will not exceed management's current estimates, that such capacity will not exceed the demand for JTS products or that such additional capacity will achieve satisfactory levels of manufacturing efficiency in a timely manner or at all. For example, the Company's failure to obtain a term loan when expected in 1995 resulted in the postponement of planned facilities improvements at Moduler Electronics and, consequently, the curtailment of manufacturing capacity expansion. In addition, the expansion of manufacturing capacity will significantly increase JTS' fixed costs. JTS' profitability will depend on its ability to utilize its manufacturing capacity in an effective manner, and JTS' inability to fully utilize its capacity would have a material adverse effect on JTS' business, operating results and financial condition. See "Business -- Manufacturing."

     DEPENDENCE ON SINGLE MANUFACTURING FACILITY. Substantially all of JTS' manufacturing operations take place at Moduler Electronics in Madras, India. Because JTS does not currently operate multiple facilities in different geographic areas, a disruption of JTS' manufacturing operations resulting from various factors, including sustained process abnormalities, human error, government interventions or a natural disaster such as fire or flood, could cause JTS to cease or limit its manufacturing operations and consequently would have a material adverse effect on JTS' business, operating results and financial condition. See "Business -- Manufacturing."

     RISKS OF INTERNATIONAL SALES AND MANUFACTURING. In fiscal 1996 and the nine months ended October 27, 1996, substantially all of JTS' net sales consisted of products sold to customers in Europe, Asia and Latin America, and JTS anticipates that a substantial percentage of its products will be sold to customers outside of the United States for the foreseeable future. In the near term, JTS expects to conduct substantially all of its manufacturing operations in India, although JTS will evaluate alternative or additional locations from time to time. Accordingly, JTS' operating results are subject to the risks of doing business in a foreign country, including compliance with, or changes in, the law and regulatory requirements of a foreign country, political instability, local content rules, taxes, tariffs or other barriers, and transportation delays and other interruptions. For example, the Indian government has granted JTS' subsidiary, Moduler Electronics, a five year reduced tax rate which is expected to expire in 2001. In addition, Moduler Electronics is located in the Madras Export Processing Zone, where it currently enjoys an exemption from Indian taxes on export profits. To date, JTS has obtained only minimal benefits from such tax exemptions. Such exemptions may be terminated or additional taxes may be imposed at any time, for political or economic reasons, in which event JTS may become subject to significantly greater taxes on sales of disk drives outside of India at rates currently of up to 46%. Furthermore, Moduler Electronics does not have a long-term lease agreement, but rather occupies the Madras facility pursuant to allotment letters from the Development Commissioner of the Madras Export Processing Zone. Such benefits associated with conducting business in India, which historically has experienced considerable political instability, are subject to the vagaries of the Indian government and may be withdrawn at any time. Although all of JTS' sales presently are made in U.S. dollars, there can be no assurance that future international sales will not be denominated in foreign currencies. Regardless of whether JTS' sales are denominated in foreign currencies, JTS is, and will continue to be, subject to risks related to foreign currency fluctuations. See "Business -- Manufacturing."

     PRODUCTION YIELDS; PRODUCT QUALITY. The hard disk drive manufacturing process is complex, and low production yields may result from a variety of factors, including the introduction of new products, increased complexity in product specifications, human error, the introduction of contaminants in the manufacturing environment, equipment malfunction, use of defective materials and components and inadequate testing. From time to time, JTS has experienced lower than anticipated production yields as a result of such factors. Furthermore, while JTS has implemented procedures to monitor the quality of the materials received from its suppliers, there can be no assurance that materials will meet JTS' specifications or that substandard materials will not adversely impact production yields or cause other production problems. JTS' failure to maintain high quality production standards or acceptable production yields would result in loss of customers, delays in shipments, increased costs, cancellation of orders and product returns for rework, any of which could have a material adverse effect on JTS' business, operating results and financial condition. For example, JTS' cost of sales for fiscal 1996 included a $4.3 million provision for inventory allowances principally due to the costs for return of defective products, scrapped material associated with unrepairable damage caused during the assembly process and estimates of physical loss of inventory associated with high volume manufacturing activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     VARIABILITY OF OPERATING RESULTS. JTS' operating results are expected to be subject to significant quarterly and annual fluctuations based upon a variety of factors including market acceptance of JTS' products, timing of significant orders, changes in pricing by JTS or its competitors, the timing of product announcements by JTS, its customers or its competitors, changes in product mix, manufacturing yields, order cancellations, modifications and quantity adjustments and shipment reschedulings, the level of utilization of JTS' production capacity, increases in production and engineering costs associated with initial manufacture of new products, changes in the cost of or limitations on availability of components and materials and customer returns. The impact of these and other factors on JTS' revenues and operating results in any future period cannot be predicted with certainty. JTS' expense levels are based, in large part, on its expectations as to future revenues. Substantial advance planning and commitment of financial and other resources is necessary for expansion of manufacturing capacity, while JTS' sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reductions or rescheduling without significant penalties.

Furthermore, because the hard disk drive industry is capital intensive and requires a high level of fixed costs, operating results are extremely sensitive to changes in volume. Accordingly, if revenue levels do not meet expectations, operating results and net income, if any, are likely to be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     MANAGEMENT OF GROWTH. JTS has recently experienced and may continue to experience substantial growth in the number of its employees and the scope of its operations. Such growth would further strain JTS' managerial, financial, manufacturing and other resources. In addition, to manage its growth effectively, JTS must implement additional operating, financial and management information systems and hire and train additional personnel. In particular, JTS must hire and train a significant number of additional personnel to operate the highly complex capital equipment required by its manufacturing operations. There can be no assurance that JTS will successfully implement additional systems in a timely or efficient manner, hire and properly train a sufficient number of qualified personnel or effectively manage such growth, and JTS' failure to do so could have a material adverse effect on its business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Employees."

     DEPENDENCE ON KEY MANAGEMENT PERSONNEL. JTS' operating results will depend in significant part upon the continued contributions of its key management and technical personnel, including Sirjang L. Tandon, its Chairman and Corporate Technical Strategist, David T. Mitchell, its President and Chief Executive Officer, Kenneth D. Wing, its Executive Vice President, Research and Development Quality/Reliability, W. Virginia Walker, its Executive Vice President, Finance and Administration, Chief Financial Officer and Secretary, and Steven L. Kaczeus, its Chief Technical Officer, each of whom would be difficult to replace. See "Management." JTS does not have an employment agreement with any of these individuals, other than Mr. Wing. The loss of any of these key personnel could have a material adverse effect on the business, operating results and financial condition of JTS. In addition, JTS' future operating results will depend in part upon its ability to attract, train, retain and motivate other qualified management, technical, manufacturing, sales and support personnel for its operations. Competition for such personnel is intense, and there can be no assurance that JTS will be successful in attracting or retaining such personnel. The loss of the services of existing personnel as well as the failure to recruit additional personnel could materially adversely affect JTS' business, operating results and financial condition. See "Business -- Employees."

     PURCHASE ORDERS SUBJECT TO CANCELLATION, MODIFICATION AND
RESCHEDULING. JTS' sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reductions or rescheduling without significant penalties. Changes in forecasts, cancellations, rescheduling and quantity reductions may result in excess inventory costs, inventory losses and under-utilization of production capacity and could have a material adverse effect on JTS' business, operating results and financial condition. As a result of the foregoing, JTS' backlog as of any particular date may not be representative of actual sales for any succeeding period.

     RISK OF POTENTIAL LIABILITIES RELATED TO ATARI'S BUSINESS. In connection with the restructuring of Atari's business in 1992 and 1993 and Atari's decision in late 1995 to significantly downsize its Jaguar operations, Atari has terminated and JTS plans to terminate numerous contracts and business relationships, including several related to software development activities. Although JTS does not regard such contracts or business relationships, either individually or in the aggregate, as material, the termination of contracts and relationships has, from time to time, resulted in litigation, diverting management attention and financial resources. There can be no assurance that the parties to such contracts will not commence or threaten to commence litigation related to such contracts. Any such litigation or threatened litigation would divert management attention and financial resources and could have a material adverse effect on JTS' business, operating results and financial condition.

     UTILIZATION OF NET OPERATING LOSSES. As of December 31, 1995, Atari had federal net operating losses ("NOLs") and tax credit carryforwards in the amount of approximately $166.8 million, and as of January 28, 1996, JTS had federal NOLs of approximately $17.0 million. Under the Internal Revenue Code of 1986, as amended (the "Code"), certain changes in the ownership or business of a corporation that has NOLs or tax credit carryforwards will result in the inability to use or the imposition of significant restrictions on the use of such NOLs or tax credit carryforwards to offset future income and tax liability of such corporation, its subsidiaries or its successors. The Merger constituted a change in ownership with respect to JTS, thus substantially restricting the use of JTS' pre-Merger NOLs against post-Merger income of the Company. In addition, the Merger or subsequent events have constituted or likely will constitute an event which results in the imposition of restrictions on the ability of the Company to utilize the pre-Merger NOLs and tax credit carryforwards of Atari against the post-Merger income and tax liability of the Company. There can be no assurance that the Company will be able to utilize all or any of the pre-Merger NOLs or tax credit carryforwards of Atari or JTS.

     CONTROL BY AFFILIATES; ANTI-TAKEOVER EFFECTS. Directors and executive officers of the Company own approximately 31% of the outstanding shares of Common Stock (assuming no exercise of options or warrants after October 31, 1996). As a result, these affiliates of JTS, acting together, have the ability to exert significant influence over the election of directors and other corporate actions affecting JTS. Certain provisions of the Certificate of Incorporation and Bylaws of JTS and certain provisions of Delaware General Corporation Law, including Section 203 thereof, may also discourage certain transactions involving a change in control of JTS. In addition to the foregoing, the ability of the Board of Directors of JTS to issue additional "blank check" preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a change in control of JTS. See "Principal and Selling Stockholders" and "Description of Capital Stock."

     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. As of October 31, 1996, the Company had approximately 104,732,381 shares of Common Stock outstanding. In February and August 1997, approximately 16,200,000 shares and 12,500,000 shares of Common Stock, respectively, will become eligible for sale in the public market pursuant to Rule 144 of the Securities Act upon expiration of the two-year holding periods from the dates such shares were issued. The holders of approximately 30,542,802 shares of Common Stock (excluding the Selling Security Holders) are entitled to certain rights with respect to registration of such shares under the Securities Act. JTS has registered for sale on a Form S-8 Registration Statement under the Securities Act an aggregate of 8,985,000 shares of Common Stock reserved for issuance under JTS' Amended and Restated 1995 Stock Option Plan, 500,000 shares of Common Stock reserved for issuance under JTS' 1996 Non-Employee Directors' Stock Option Plan, and 900,000 shares of Common Stock reserved for issuance pursuant to the exercise of options granted under Atari's 1986 Stock Option Plan which were assumed by JTS in the Merger. Under Atari's 1986 Stock Option Plan, options to purchase 225,800 shares of Common Stock are currently issued and outstanding. See "Shares Eligible for Future Sale" and "Registration Rights."

     LIQUIDITY; STOCK PRICE VOLATILITY. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by JTS or its competitors, general conditions in the hard disk drive, computer or video game industries, changes in earnings estimates or recommendations by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

                                USE OF PROCEEDS

     The shares of Common Stock offered by the Selling Security Holders and the Registration Rights Holders may be sold from time to time to purchasers directly by the Selling Security Holders or the Registration Rights Holders, respectively acting as principals for their own accounts in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, the Selling Security Holders or the Registration Rights Holders may from time to time offer the Common Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Security Holders or the Registration Rights Holders, respectively, and/or the purchasers of shares for whom they may act as agent. Sales may be made on AMEX or in private transactions.

     The Selling Security Holders, the Registration Rights Holders and any underwriters, dealers or agents that participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters within the meaning of the Securities Act and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Securities Act.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The Company entered into agreements with certain of the Selling Security Holders and the Registration Rights Holders to register their Common Stock under applicable federal and state securities laws. The Company will pay substantially all of the expenses incident to the offering and sale of the Common Stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents, if any. Such expenses (excluding such commissions and discounts) are estimated to be $120,000. The registration agreements provide for indemnification of such Selling Security Holders and Registration Rights Holders and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Common Stock. See "Prospectus Summary -- Recent Developments."

                                DIVIDEND POLICY

     The Company has not declared or paid cash dividends on its capital stock since inception. However, pursuant to the Series B Preferred Stock Subscription Agreements entered into between the Company and each of GFL Advantage Fund Limited and Genesee Fund Limited -- Portfolio B (the "Subscription Agreements"), the Company is obligated to pay 5% annual dividends on the outstanding shares of Series B Preferred Stock, payable in cash or Common Stock (the "Series B Dividends"). The Company intends to pay the Series B Dividends in Common Stock. Furthermore, the Company may issue additional shares of preferred stock in the future which require the payment of cash or stock dividends. Other than the Series B Dividends, the Company presently intends to retain earnings, if any, for use in its business, and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's Certificate of Incorporation restricts the Company's ability to issue dividends with respect to capital stock that is junior in preference to the Series B Preferred Stock or to authorize the issuance of capital stock that is senior in dividend preference to the Series B Preferred Stock. See "Prospectus Summary -- Recent Developments" and "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of October 27, 1996.

                                                                        ACTUAL     PRO FORMA(2)
                                                                       ---------   ------------
                                                                            (IN THOUSANDS)
Short-term debt:
  Current maturities of long-term debt...............................  $   2,242    $    2,242
  Bank line of credit................................................      9,932         9,932
Long-term debt:
  Total long-term debt...............................................  $  54,088        54,088
                                                                       ---------     ---------
     Total debt......................................................  $  66,262        66,262
                                                                       ---------     ---------
Stockholders' equity:
  Preferred Stock: $0.001 par value, authorized 10,000,000 shares;
     none issued and outstanding.....................................         --            --
  Common Stock: $0.001 par value, authorized 150,000,000 shares;
     104,689,064 shares issued and outstanding(1) and 114,726,564
     shares outstanding pro forma(2).................................      1,047         1,147
  Additional paid-in capital.........................................    310,875       325,776
  Notes receivable, secured by common stock..........................     (2,510)       (2,510)
  Accumulated deficit................................................   (309,073)     (309,073)
                                                                       ---------     ---------
     Total stockholders' equity......................................        340        15,340
                                                                       ---------     ---------
          Total capitalization.......................................  $  66,602    $   81,602
                                                                       =========     =========

---------------

(1) Excludes (i) 5,034,853 shares of Common Stock issuable upon exercise of options outstanding as of October 31, 1996, of which 787,165 shares were exercisable at such date at a weighted average exercise price of $0.36 per share; (ii) 300,000 shares issuable upon exercise of warrants outstanding as of November 30, 1996, at a weighted average exercise price of $0.25 per share; (iii) 8,985,000 shares of Common Stock reserved for future issuance under the Company's Amended and Restated 1995 Stock Option Plan; (iv) 450,000 shares of Common Stock reserved for future issuance under the Company's 1996 Directors' Stock Option Plan; and (v) 2,596,419 shares of Common Stock issuable upon conversion of the Company's 5 1/4% Convertible Subordinated Debentures as of October 31, 1996.

(2) Gives effect to: (i) the issuance of Series B Preferred Stock and (ii) conversion of all of the Series B Preferred Stock at $3.6125 per share of Common Stock (which price is equal to the average closing bid price for the five trading days preceding the sale and issuance of the Series B Preferred Stock (the "Series B Closing")); (iii) exercise of all of the Investor Warrants issuable upon conversion of the Series B Preferred Stock and all of the Finder's Warrants at $3.6125 per share of Common Stock; (iv) payment of dividends on the outstanding shares of Series B Preferred Stock in Common Stock; and (v) further adjustment to the Series B Preferred Stock conversion ratio due to anti-dilution adjustments. See "Description of Capital Stock."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock was first traded on July 31, 1996 on AMEX under the symbol "JTS." The following table sets forth, for the periods indicated, the high and low closing prices per share for the Common Stock as reported on AMEX.

                                                                       HIGH       LOW
                                                                       -----     -----
        Year Ending February 2, 1997:
          Third Quarter..............................................  $5.56     $3.25
          Fourth Quarter (through January 24, 1997)..................  $4.56     $3.00

     The closing price of the Common Stock on AMEX on January 24, 1997 was $3.63 per share. The Company had approximately 2,499 holders of record of its Common Stock as of October 31, 1996.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following historical selected consolidated financial data have been derived from the historical consolidated financial statements of Atari prior to its merger with JTS and the combined operations of Atari and JTS post merger and should be read in conjunction with such consolidated financial statements and notes thereto, included elsewhere herein, with the exception of the Consolidated Statement of Operations Data prior to fiscal 1993 and the Consolidated Balance Sheet Data prior to December 31, 1994, which were derived from historical consolidated financial statements not included herein. The unaudited selected historical financial data as of October 27, 1996 and for the nine month periods ended September 30, 1995 and October 27, 1996 are derived from unaudited consolidated financial statements of the Company and, in the opinion of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information. The unaudited Statement of Operations Data for the nine month period ended October 27, 1996 include the results of Atari's operations for the nine-month period ended October 27, 1996 and of JTS' operations for the period from July 30, 1996 (the merger data) through October 27, 1996. Operating results for the interim periods are not necessarily indicative of the results of the Company that may be expected for the entire fiscal year.

                                                                                                  NINE MONTHS ENDED
                                                FISCAL YEARS ENDED DECEMBER 31,              SEPTEMBER 30,   OCTOBER 27,
                                      ----------------------------------------------------   -------------   -----------
                                        1991       1992       1993       1994       1995         1995          1996(1)
                                      --------   --------   --------   --------   --------   -------------   -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)    (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net revenues......................  $257,992   $127,340   $ 29,108   $ 38,748   $ 14,626     $  11,824      $  35,056
  Cost of revenues..................   189,598    132,455     42,768     35,200     44,234        18,534         39,122
  Acquired in-process research and
    development.....................        --         --         --         --         --            --        110,012
  Selling, marketing, general and
    administrative expenses.........    71,744     47,669     16,538     21,820     18,647        12,587          5,705
  Research and development
    expenses........................    15,333      9,171      4,876      5,775      5,410         4,552          6,262
  Restructuring charges.............        --     17,053     12,425         --         --            --             --
  Operating loss....................   (18,683)   (79,008)   (47,499)   (24,047)   (53,665)      (23,849)      (128,007)
  Other income (expense), net(2)....    42,288     (4,145)    (1,631)    33,441      3,507         1,968          1,361
  Income (loss) from continuing
    operations......................    23,659    (82,719)   (48,866)     9,394    (50,158)      (21,881)      (126,646)
  Discontinued operations...........        --      9,000         --         --         --            --             --
  Income (loss) before extraordinary
    credit..........................    23,659    (73,719)   (48,866)     9,394    (50,158)      (21,881)      (126,646)
  Extraordinary credit..............     1,960        104         --         --        582            --             --
  Net income (loss).................    25,619    (73,515)   (48,866)     9,394    (49,576)      (21,881)      (126,646)

EARNINGS (LOSS) PER COMMON SHARE:
  Income (loss) from continuing
    operations......................      0.41      (0.44)     (0.85)      0.16      (0.79)        (0.34)         (1.55)
  Income (loss) before extraordinary
    credit..........................      0.41      (0.29)     (0.85)      0.16      (0.79)        (0.34)         (1.55)
  Net income (loss).................      0.44      (0.28)     (0.85)      0.16      (0.78)        (0.34)         (1.55)

                                                            DECEMBER 31,                       JANUARY 28,   OCTOBER 27,
                                        ----------------------------------------------------   -----------   -----------
                                          1991       1992       1993       1994       1995       1996(1)       1996(1)
                                        --------   --------   --------   --------   --------   -----------   -----------
                                                                                                      (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:

  Current assets......................  $239,296   $105,551   $ 51,388   $113,188   $ 65,126    $  58,595     $  42,420

  Working capital (deficit)...........   159,831     75,563     33,896     92,670     55,084       48,417       (11,771)

  Total assets........................   253,486    138,508     74,833    131,042     77,569       70,175       108,618

  Current liabilities.................    79,465     32,988     17,492     20,518     10,042       10,178        54,191

  Long-term debt......................    48,492     53,937     52,987     43,454     42,354       42,354        54,088

  Shareholders' equity................   125,529     50,583      4,354     67,070     25,173       17,643           340

---------------
(1) The Merger was consummated on July 30, 1996 and it was accounted for as a purchase of JTS by Atari. Subsequent to the Merger, the fiscal year of the Company was changed from a 52/53 week fiscal year ending on a Saturday closest to December 31 to a 52/53 week fiscal year ending on the Sunday closest to January 31. Accordingly, the Company's current fiscal year begins on January 29, 1996 and the nine-month period for 1996 includes the results of Atari's operations from January 29, 1996 through October 27, 1996 and JTS' operations from July 30, 1996 through October 27, 1996.

(2) Includes a gain from the sale of marketable securities of $3.9 million in 1996, a gain from the settlement of patent litigation of $32.1 million in 1994 and a gain from the sale of a Taiwan manufacturing facility of $40.9 million in 1991.

                       SELECTED PRO FORMA FINANCIAL DATA

     The following table also sets forth the unaudited selected pro forma financial data for the periods which are derived from the Unaudited Pro Forma Combined Condensed Financial Statements (the "Pro Forma Financial Statements,") included elsewhere herein. The pro forma combined condensed statement of operations has been prepared as if the Merger, which was accounted for as a purchase of JTS by Atari, were consummated at the beginning of the periods presented. The pro forma combined condensed balance sheet has been omitted as the merger is reflected in the consolidated balance sheet as of October 27, 1996, included elsewhere herein.

     The unaudited selected pro forma financial data is provided for illustrative purposes only and is not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the Merger occurred on the dates indicated, nor do they represent a forecast of the combined financial position or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of (a) administrative efficiencies which may be obtained by combining Atari and JTS or (b) costs of restructuring, integrating or consolidating the two companies. The unaudited selected pro forma financial data should be read in conjunction with the Pro Forma Financial Statements and related notes, and the historical financial statements and related notes of Atari, JTS and Moduler Electronics which are included elsewhere in.

                                                           FISCAL YEAR ENDED        NINE MONTHS ENDED
                                                          DECEMBER 31, 1995(1)     OCTOBER 27, 1996(1)
                                                          --------------------     -------------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
  DATA:
  Net revenues..........................................      $     33,403            $      68,821
  Cost of revenues......................................            77,860                   83,865
  Selling, marketing, general and administrative
     expenses...........................................            36,093                   21,258
  Research and development expenses.....................            18,785                   20,733
  Operating loss(2).....................................           (99,335)                 (57,035)
  Net loss..............................................           (96,997)                 (61,202)
  Loss per common share.................................             (0.94)                   (0.59)

---------------

(1) The unaudited pro forma combined statements of operations data for the year ended December 31, 1995 and for the nine month period ended October 27, 1996 give effect to the Merger as if the Merger was completed at the beginning of the periods.

(2) Excludes nonrecurring gain on the sale of a marketable security amounting to $3.9 million and an acquired in-process research and development amounting to $110.0 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section, those discussed in the section entitled "Risk Factors," and those discussed elsewhere in this Prospectus.

     On July 30, 1996, Atari was merged into JTS and subsequent to the merger the Company changed its fiscal year from a 52/53 week fiscal year ending on the Saturday closest to December 31 to a 52/53 week fiscal year ending on the Sunday closest to January 31. The merger was accounted for as a purchase of JTS by Atari and as such, the historical balance sheets and the statements of operations for the nine months in the prior year and for the periods in the current year prior to the three months ended October 27, 1996, include Atari only. In addition, due to the change in year end Atari's balance sheet for the end of transition period as of January 28, 1996 is included herein, as are Atari's operating results for the one month period then ended.

     The unaudited pro forma condensed combined statements of operations included in footnote two to the financial statements give effect to the merger as if the acquisition were completed at the beginning of the periods presented. The following discussion and analysis is based on these pro forma condensed combined statements for the prior year which combine the historical results of operations of Atari for the nine month period ended September 30, 1995 with the JTS unaudited pro forma combined results of operations for the nine month period ended October 28, 1995 and for the current year which reflects the unaudited pro forma financials that combine the historical results of operation of Atari and JTS for the nine month period ended October 27, 1996. The liquidity and capital resources discussion and analysis is based on the unaudited balance sheet of the merged company as of October 27, 1996. Throughout this discussion, 'fiscal 1997' refers to the fiscal year ending February 2, 1997.

JTS AND ATARI BACKGROUND

     The most significant portion of the Company's business today is its disk drive division which designs, manufactures and markets hard disk drives for use in notebook computers and desktop personal computers. The Company currently has two disk drive product families in production, the 3-inch form factor "Nordic" family for notebook computers and the 3.5-inch form factor "Palladium" family for desktop personal computers. Total disk drives shipped to date have primarily consisted of 3.5" Palladium drives. While JTS began shipment of Nordic disk drives to Compaq began in the second quarter of fiscal 1997, volume shipments to Compaq have not yet commenced. The Company markets its disk drives to original equipment manufacturers ("OEMs", computer companies and second-tier systems integrators for incorporation into their computer systems and subsystems. The Company sells its products through a direct sales force operating throughout the United States, Europe and Asia, as well as through distributors in the United States, Europe, Latin America and Canada.

     JTS was incorporated in February 1994 and remained in the development stage until October 1995, when it began shipping its Palladium disk drives to customers in the United States and Europe. All of JTS' products are manufactured in Madras, India by its subsidiary, JTS Technology Ltd. (formerly Modular Electronics (India) Pvt. Ltd.), which was acquired in April 1996 and employs over 5,000 individuals. Since its inception, JTS has incurred significant losses which have resulted from the substantial costs associated with the design, development and marketing of new products, the establishment of manufacturing operations and the development of a supplier base. JTS has yet to generate significant revenue from its disk drive business and cannot assure that any level of future revenues will be attained or that JTS will achieve or maintain successful operations in the future. Such factors have raised substantial doubt about the ability of JTS to continue its operations without achieving successful future operations or obtaining financing to meet its working capital needs, neither of which can be assured. The fiscal year 1996 report of independent public accountants on JTS' financial statements includes an explanatory paragraph describing uncertainties concerning the ability of JTS to continue as a going concern.

     Due primarily to lack of market acceptance of its video game console, Jaguar, Atari has previously significantly downsized its video game operations. This downsizing resulted in significant reductions in Atari's workforce, and significant curtailment of research and development and sales and marketing activities for Jaguar and related products. Despite the introduction of four additional game titles in the first quarter of 1996, sales of Jaguar and related software have remained disappointing due to uncertainty about Atari's commitment to the Jaguar platform, increased price competition and competitive product introductions. As a result of continued disappointing sales, management revised estimates and wrote-down inventory by $5.0 million in the first quarter of 1996. During July the company wrote-down an additional $3.3 million in inventory. The prior business of Atari is now conducted through the Company's Atari division, however the Atari division is not expected to represent a significant portion of the Company's business.

ATARI YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

     Total revenues for Atari for 1995 were $14.6 million compared to $38.7 million for 1994. Sales of Jaguar and related products represented 68% and 76% of total revenues for 1995 and 1994, respectively, and sales of other products and royalties represented the balance of revenues in each such year. The reduction in revenues was primarily the result of lower unit volumes of Jaguar products and lower average selling prices of Jaguar and certain of its software titles. In the first quarter of 1995, Atari reduced the suggested retail price of Jaguar from its original price of $249.99 to $149.99. The current suggested retail price of Jaguar is $99.99. As a result of the Jaguar price reductions, the substantial curtailment of sales and marketing activities for Jaguar and the substantial curtailment of efforts by Atari and independent software developers to develop additional software titles for Jaguar, Atari expects sales of Jaguar and related products to decline substantially in 1996 and thereafter.

     Cost of revenues for 1995 was $44.2 million compared to $35.2 million for 1994. Included in cost of revenues for 1995 were accelerated amortization and write-offs of capitalized game software development costs of $16.6 million and inventory write-downs of $12.6 million primarily relating to Jaguar products. As a result of these charges and lower selling prices for Jaguar products and provisions for returns and allowances and price protection, gross margin for the year was a loss of $29.6 million. For 1994, gross margin was $3.5 million, or 9.2% of revenues. Included in cost of revenues for 1994 were write-downs of inventory of $3.6 million and amortization and the write-off of capitalized game software development costs of $1.5 million. As of December 31, 1995, Atari had approximately 100,000 units of the Jaguar console in inventory and there can be no assurance that substantial additional write-downs will not be necessary.

     Research and development expenses for 1995 were $5.4 million compared to $5.8 million for 1994. During 1995 and 1994, a significant number of Atari employees and consultants were devoted to developing hardware and software for the Jaguar, and Atari contracted with third-party software developers to develop Jaguar software titles. As a result of Jaguar's poor sales performance, in the third and fourth quarters of 1995, Atari accelerated its amortization of contracted software development which resulted in charges in those quarters of $6.0 million and $10.6 million, respectively. At December 31, 1995 and 1994, Atari had capitalized software development costs of $758,000 and $5.1 million, respectively. In the fourth quarter of 1995, Atari eliminated its internal Jaguar development teams and other development staff as titles for Jaguar were completed.

     Marketing and distribution expenses for 1995 were $12.7 million compared to $14.7 million for 1994. Such costs included television and print media, promotions and other activities to promote Jaguar.

     General and administrative expenses for 1995 were $5.9 million compared to $7.2 million for 1994. The decrease in such expenses was primarily a result of staff reductions, reduced legal fees and other operating costs.

     Atari experienced a gain on foreign currency exchange of $13,000 for 1995 compared to a gain of $1.2 million for 1994. These changes were a result of lower foreign asset exposure and a greater percentage of sales made in U.S. dollars which further reduced exposure to foreign currency transaction fluctuations.

     In 1994, Atari received $2.2 million in connection with the settlement of litigation between Atari, Atari Games Corporation and Nintendo. In 1994, Atari also reached an agreement with Sega, which resulted in a gain of $29.8 million, after contingent legal fees, and the sale of 4,705,883 shares of Atari Common Stock to Sega at $8.50 per share for an aggregate of $40.0 million.

     During 1995, Atari sold a portion of its holdings in Dixon PLC, a retailer in England, and realized a gain of $2.4 million, of which $1.8 million was realized in the fourth quarter of 1995. In the first quarter of 1996, Atari sold the remaining portion of its holdings and realized a gain of $6.1 million. The 1995 gain of $2.4 million together with other income items resulted in a total other income of $2.7 million compared to $484,000 for 1994.

     For each of 1995 and 1994, interest expense was approximately $2.3 million on the Atari Debentures. In 1995, Atari repurchased a portion of the Atari Debentures and realized a gain of $582,000. As of December 31, 1995, the outstanding balance of these debentures was $42.4 million.

     Interest income for 1995 and 1994 was $3.1 million and $2.0 million, respectively. The increase in interest income was primarily attributable to higher average cash balances in 1995.

     As a result of Atari's operating losses, there was no provision for income taxes in 1995. See Note 12 to the Atari Consolidated Financial Statements.

     As a result of the factors discussed above, Atari reported a net loss for 1995 of $49.6 million compared to net income of $9.4 million in 1994.

JTS AND ATARI PRO FORMA COMBINED RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED OCTOBER 27, 1996 AND THE NINE MONTHS ENDED OCTOBER 28, 1995

     For the nine months ended October 27, 1996 pro forma combined results of operations reflect a net loss of $61.2 million compared to a net loss of $47.0 for the nine months ended October 28, 1995. Such loss excludes the charge-off of in-process research and development discussed in Note 3 of Notes to unaudited pro forma condensed combined financial statements of JTS Corporation.

     Total pro forma revenues for the nine month period ended October 27, 1996 amounted to $68.8 million compared to pro forma revenues of $17.8 million for the same nine month period in the previous year. For the nine month period ended October 27, 1996, the disk drive division shipped approximately 462,000 drives and recognized revenues of $65.8 million compared to revenues for the same period in the prior year of $5.9 million. Revenues for the Atari division amounted to $2.9 million for the nine month period ended October 27, 1996 compared to the $11.8 million recognized by the division for the nine month period ended September 30, 1995.

     The pro forma gross margin deficit for the nine months ended October 27, 1996 was $15.0 million compared to a pro forma deficit of $10.2 million for the nine months ended October 28, 1995. The gross margin deficit incurred by the disk drive division for the nine months ended October 27, 1996 was $12.7 million compared to a $3.5 million deficit incurred by the division for the same period in the previous year. The Company first shipped disk drives in October 1995 and has not yet reached production volumes which fully absorb all fixed production costs. The gross margin deficit for the Atari division was $2.3 million for the nine months ended October 27, 1996 compared to a deficit of $6.7 million for the nine months ended September 30, 1995. Such reduction in the amount of the deficit reflects lower sales volumes and includes inventory write-downs of $5.4 million and $8.0 million, respectively.

     In order for JTS to realize positive gross margins in the future, the Company will, among other things, have to control manufacturing costs, further improve manufacturing yields and successfully introduce new products on a timely basis, none of which can be assured.

     Research and development expenses for the nine months ended October 27, 1996 were $20.7 million compared to research and development expenses of $13.2 million for the third quarter in the prior year, on a pro forma basis. Research and development expenses for the disk drive division increased from $8.5 million for the nine months in the prior year to $20.1 million for the nine month period in the current year and the $11.6 million increase is principally due to a significant increase in the number of employees in research and development required to meet demand for timely product design. Research and development expenses for the

Atari division declined from $4.6 million for the nine months in 1995 to $700,000 for the nine month period in the current years as a result of staff reductions in development which took place in the fourth quarter of 1995.

     On a pro forma basis selling, general and administrative expenses for the nine months ended October 27, 1996 totaled $21.3 million, a $3.7 million decline from the nine month period in the prior year. A decline of $9.6 million was attributed to the Atari division and was due to reductions in staff and other operating costs for the division. Selling, general and administrative expenses for the disk drive division increased $5.9 million to $9.5 million for the nine month period ending October 27, 1996 as a result of the expansion of JTS operations and the commencement of marketing and sales efforts. JTS expects that selling, general and administrative expenses will increase throughout fiscal 1997 in absolute dollars but that such expenses will decline as a percentage of revenues.

LIQUIDITY AND CAPITAL RESOURCES

     At October 27, 1996, JTS had cash and cash equivalents of $10.6 million, a working capital deficit of $11.8 million and a net worth of $340,000.

     At October 27, 1996, total debt, including bank credit lines and notes payable was $66.3 million. JTS has a $5.0 million revolving Line of Credit with Silicon Valley Bank which bears interest at the bank's prime rate plus .75% and is due and payable on February 28, 1997. As of October 27, 1996, all amounts available under this line were drawn. JTS also had equipment lease financing of $4.2 million at October 27, 1996. There were $5.5 million of working capital loans outstanding between JTS Technology and three Indian banks at interest rates ranging from 13% to 15% as of October 27, 1996 as well as term loan facilities with the Industrial Credit and Investment Corporation of India Limited (ICICI) and the Shipping Credit and Investment Corporation of India Limited (SICI) in the amount of $12.5 million at interest rates of LIBOR plus 2.75% and LIBOR plus 4%, respectively. At October 27, 1996, JTS Technology's borrowings under these term loan facilities were $9.3 million, which is due in 2000 through 2002. Amounts borrowed under these loan agreements have been used for working capital purposes, tooling, facilities expansion and purchases of capital equipment.

     Certain sources of financing are contingent on the Company's ability to comply with stringent financial covenants. In this regard, certain debt and/or equity capital was not obtained as required under one loan agreement. JTS has informed the lender that it intends to provide such capital during the fourth quarter of fiscal 1997. In addition, certain agreements require the lender's consent to a merger and similar transactions, which could be interpreted to require the consent of the lending institution to the acquisition of 90% of the capital stock of JTS' Indian subsidiary by JTS on April 4, 1996. Such consents were not obtained, but the lending institution has continued to transact business with the Company. JTS believes that such matters regarding the agreements will not have a material adverse effect on JTS' business, operating results or financial condition. However, there can be no assurance that JTS will be able to renew or maintain its current financing facilities which would have a material adverse effect on JTS' business.

     At October 27, 1996, the Company had $42.3 million of 5 1/4% convertible subordinated debentures due April 29, 2002, which had been issued in 1987.

     JTS has yet to generate significant revenues and cannot assure that any level of future revenues will be attained or that JTS will achieve or maintain successful operations in the future. The Company's accounts receivable are heavily concentrated with a small number of customers. If any large customer of the Company became unable to pay its debts to the Company, liquidity would be adversely affected. In the event the Company is unable to increase sales or maintain production yields at acceptable levels there would be a significant adverse impact on liquidity. This would require the Company to either obtain additional capital from external sources or to curtail its capital, research and development and working capital expenditures. Such curtailment could adversely affect the Company's operations and competitive position. Due to delays in the receipt of additional financing, the Company took action in September 1996 to conserve its cash resources by reducing the production of drives planned for the third and fourth quarters of fiscal 1997.

     The Company will need significant additional financing resources over the next several years for facilities expansion, capital expenditures, working capital, research and development and vendor tooling. For example, the Company expects to spend approximately $7 million for vendor tooling and equipment to expand manufacturing capacity for the remainder of fiscal 1997. In fiscal year 1998, the Company plans approximately $45 million in capital expenditures related primarily to equipment and facilities required to increase drive production volumes. In addition, significant cash resources will be required to fund purchases of inventory needed to achieve anticipated sales levels. Failure to receive such cash resources will negatively impact the Company's ability to manufacture its products at required levels.

     In September 1996, the Company sold certain of its real estate acquired from Atari in the merger to one of its board members for $10 million. The property was sold at fair value, and the Company has an option to repurchase the property one year from the date of sale for $10 million. Also, in early November 1996, the Company completed a $15 million private financing involving the sale of its Series B Convertible Preferred Stock. JTS anticipates that with proceeds from the sale of real estate and the preferred stock together with existing cash it will be able to fund operations through the end of the current fiscal year, including planned expense increases, working capital increases and capital expenditures required to manufacture approximately 700,000 drives per quarter. Thereafter, the Company anticipates that it will require additional funds to finance its growth. The precise amount and timing of the Company's funding needs cannot be determined at this time, and will depend upon a number of factors, including the market demand for the purchase of its products, the progress of the Company's product development efforts and the Company's inventory and accounts receivable management. The Company currently expects that it would seek to obtain such funds from additional borrowing arrangements and/or public offering of debt and equity securities. There can be no assurance that funds required by the Company in the future will be available on terms satisfactory to the Company or at all.

     As of December 31, 1995, Atari had federal net operating losses ("NOL's") and tax credit carryforwards in the amount of approximately $166.8 million, and as of January 28, 1996, JTS had federal NOL's of approximately $17.0 million. Under the Internal Revenue Code of 1986, as amended (the "Code"), certain changes in the ownership or business of a corporation that has NOL's or tax credit carryforwards will result in the inability to use or the imposition of significant restrictions on the use of such NOL's or tax credit carryforwards to offset future income and tax liabilities of the Company. The merger between Atari and JTS constituted a change in ownership with respect to JTS thus substantially restricting the use of JTS' pre-merger NOL's against post-merger income of the Company. In addition, the merger or subsequent events have constituted or likely will constitute an event which results in the imposition of restrictions on the ability of the Company to utilize the pre-merger NOL's and tax credit carryforwards of Atari against the post-merger income and tax liability of the Company. There can be no assurance that the Company will be able to utilize all or any of the pre-merger NOL's or tax credit carryforwards of Atari or JTS. See "Prospectus Summary -- Recent Developments."

CHANGE IN COMPANY'S CERTIFYING ACCOUNTANT

     Prior to the merger of Atari and JTS, Deloitte & Touche LLP had served as Atari's independent accountants, and Arthur Andersen LLP had served as JTS' independent accountants. Prior to the closing of the Merger, the management of JTS had determined to engage Arthur Andersen LLP as the Company's independent accountants after completion of the merger and had so notified Deloitte & Touche LLP. On November 27, 1996, the Company's Board of Directors ratified management's decision to engage Arthur Andersen LLP as the Company's independent accountants for the fiscal year ending February 2, 1997.

     The reports of Deloitte & Touche LLP on the financial statements of Atari for the two fiscal years ended December 31, 1995 and 1994 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified with respect to any matter. There were no disagreements between the Company and Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or practice with respect to Atari. A letter of Deloitte & Touche LLP, stating that Deloitte & Touche LLP agrees with the foregoing statements, was submitted to the Securities and Exchange Commission on December 2, 1996.

                                    BUSINESS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Section entitled "Risk Factors," those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," those discussed elsewhere in this Prospectus.

     JTS designs, manufactures and markets hard disk drives for use in notebook computers and desktop personal computers. JTS currently has two product families in production, the 3-inch form factor "Nordic" family for notebook computers and the 3.5-inch form factor "Palladium" family for desktop personal computers. Shipments of Nordic drives to Compaq Computer Corporation ("Compaq") began in the second quarter of fiscal 1997, and JTS expects to begin volume production of Nordic drives in the fourth quarter of fiscal 1997. JTS began volume production of Palladium disk drives in October 1995. The Company markets its products to OEMs, computer companies and second-tier systems integrators for incorporation into their computer systems and subsystems. The Company sells its products through a direct sales force operating throughout the United States, Europe and Asia, as well as through distributors in the United States, Europe, Latin America and Canada.

     JTS was incorporated in February 1994 and remained in the development stage until October 1995. In July 1996, the Company completed its merger (the "Merger") with Atari Corporation ("Atari"). Since 1992, Atari has significantly downsized its operations and going forward JTS hard disk drive operation is expected to represent a significant portion of the Company's business. To obtain a low-cost manufacturing source of hard disk drives, JTS acquired 90% of the outstanding stock of the hard disk drive division of Moduler Electronics (India) Pvt. Ltd. ("Moduler Electronics"), located in Madras, India in April 1996.

INDUSTRY BACKGROUND

     Disk Drive Market

     The hard disk drive industry is intensely competitive and is dominated by a small number of large companies, including Quantum, Seagate, Western Digital and Maxtor. In addition, a number of computer companies, such as Toshiba and IBM, have in-house or "captive" disk drive manufacturing operations that produce disk drives for incorporation into their own computers as well as for sale to other OEMs. In 1995, the top six disk drive vendors accounted for approximately 88% of the unit market share.

     In 1995, approximately 89 million hard disk drives were shipped, representing a 30% increase over the prior year. Approximately 70 million, or 77%, of the hard disk drives shipped in 1995 were sold as part of desktop personal computers, and approximately 11 million, or 12%, were sold as part of notebook computers. In 1995, Seagate, Quantum and Western Digital controlled approximately 61% of the desktop hard disk drive market share, and IBM and Toshiba controlled approximately 70% of the notebook hard disk drive market share.

     Disk Drive Technology

     All hard disk drives used in notebook and desktop personal computers incorporate the same basic technology. One or more rigid disks are attached to a spin motor assembly which rotates the disks at a constant speed within a sealed, contamination-free enclosure. Typically, both surfaces of each disk are coated with a thin layer of magnetic material. Magnetic heads record and retrieve data from discrete magnetic domains located on pre-formatted concentric tracks in the magnetic layers of the rotating disks. An actuator positions the head over the proper track upon instructions from the drive's electronic circuitry. Most disk drives are "intelligent" disk drives which incorporate an embedded ASIC controller to manage communications with the computer. The magnetic heads employed in disk drives have traditionally been based on inductive-head technology which combines the read and write function within a single head. MR head technology, which segregates the read and write function to different elements of the head to optimize performance, has emerged recently as an alternative to inductive-head technology. Management believes that the superior performance offered by MR technology will make it the dominant head technology of the future.

     The size of a hard disk drive is referred to as the drive's "form factor" or "footprint." At present, the vast majority of personal desktop and notebook computers incorporate disk drives with either 3.5-inch or 2.5-inch form factors. The size of the form factor determines the size of the recording disk and, hence, dictates the recording capacity of the disk drive. Disk drives with smaller form factors must incorporate more disks and, therefore, more heads to offer the same recording capacity as larger form factor drives. Because heads and disks are the most expensive components in the hard disk drive, larger form factor disk drives are relatively less expensive to manufacture than smaller form factor drives with comparable recording capacities. As a result, 3.5-inch drives are better suited for desktop personal computers, which are not subject to the size constraints of notebook computers. In contrast, 2.5 inch drives, because of their reduced size, power conservation features and lightweight design, presently dominate the notebook computer market.

     Emerging Industry Trends

     In recent years, the computer industry has witnessed the emergence of several trends that JTS believes will continue to drive demand for innovative disk drive products. First, new data- and image-intensive applications are generating increased demand for greater storage capacities and performance at a lower cost. Second, the demand for mobile computing devices, such as notebook computers, has kept pace with the significant growth in sales of personal computers, with portables representing approximately 15% of all personal computers sold in 1995. As the gap in technology and pricing between desktop and portable computers continues to narrow, consumers are demanding storage capacities in notebook computers comparable to those offered by desktops. Lastly, the notebook computer industry is generally migrating towards lower profile computing devices. The pressure to reduce the profiles, increase the capacities and lower the costs of personal computers has presented manufacturers with a substantial ongoing technical challenge.

JTS' STRATEGY

     JTS has undertaken several key initiatives to meet the challenges currently facing hard disk drive manufacturers and to position the Company to become a leading international supplier of hard disk drives to the notebook and desktop computer markets. These key initiatives include the following:

     ESTABLISH 3-INCH FORM FACTOR TECHNOLOGY AS AN INDUSTRY STANDARD FOR NOTEBOOK COMPUTERS. To address demand in the portable storage market for lower profiles, greater storage capacities and lower costs, JTS has developed its Nordic family of 3-inch form factor disk drives. The disks used in the 3-inch format have 82% greater recording area than disks used in 2.5-inch drives, the current industry standard for notebook computers, offering nearly double the storage capacity at the same areal densities. Nordic drives also offer cost advantages per megabit of storage space. The design of the Nordic drives makes them the lowest profile disk drives currently in the market.

     FORM STRATEGIC ALLIANCES WITH COMPAQ AND OTHER KEY PARTICIPANTS IN THE COMPUTER INDUSTRY. As part of the Company's effort to gain rapid market acceptance of the 3-inch form factor Nordic drives, JTS has entered into agreements with Compaq, as a leading end-user of the 3-inch disk drives, and Western Digital, as an alternate source for disk drives incorporating Nordic technology. The Company is currently negotiating a head component supply agreement pursuant to which JTS seeks to acquire and design into its disk drives MR head component technology, which allows data to be recorded and read at much higher track densities than MIG or inductive thin-film head technology. JTS intends to establish similar arrangements with other major computer OEMs and notebook manufacturers. The Company intends to continue to take advantage of its management's considerable experience in the computer industry to obtain access to other key computer industry participants.

     DEVELOP INNOVATIVE DISK DRIVE TECHNOLOGY FOR NOTEBOOK AND DESKTOP PERSONAL COMPUTERS. JTS expects to continue to develop and design into each of its product families innovative and advanced hard disk drive technology which the Company believes will enhance the performance characteristics and storage capacities of its products. The Company intends to continue to work closely with its customers and suppliers to design drives that satisfy the customers' end-product requirements using efficient and low-cost manufacturing methods. JTS is committed to the timely development of new products and the continuing evaluation of new technologies. In this regard, JTS is presently designing into each of its hard disk drive product families various high performance features, such as MR heads, new ASIC/channel technology and advanced head lifters.

     ACHIEVE LOW PRODUCT COST STRUCTURE. By locating manufacturing facilities in Madras, India, JTS has capitalized on a low-cost and highly-skilled labor force. JTS believes that labor costs in India are significantly lower than labor costs in other countries where hard disk drives are commonly manufactured, such as Singapore, Malaysia and Thailand. To leverage its low-cost labor force, JTS has chosen to manufacture certain labor-intensive components in-house rather than purchase such components from outside suppliers. The Company also uses many common components in its 3-inch and 3.5-inch form factor disk drives, thereby reducing inventory requirements, creating significant assembling efficiencies and providing cost advantages from volume purchases of materials.

INITIAL EFFORTS TO ACHIEVE MARKET ACCEPTANCE OF HARD DISK DRIVE PRODUCTS

     JTS believes that the most efficient means to introduce new technologies and products into the market is by forming key strategic alliances with major customers, suppliers and other disk drive manufacturers. The Company believes that by working with major manufacturers in the development of its disk drives, it can better understand and cater to the needs of the manufacturers' end product. In addition, by forming alliances with suppliers and other disk manufacturers the Company can reduce time to market as well as meet the quantity and timing demands of its larger customers. In connection with the Company's strategy of establishing JTS' Nordic family of disk drives as the standard for notebook computers, the Company has entered into two key strategic alliances with companies in the computer industry.

     Compaq

     In June 1994, JTS entered into a Development Agreement with Compaq pursuant to which the two companies established a plan for the development of JTS' Nordic family of disk drives. Pursuant to the terms of the Development Agreement, Compaq has paid $500,000 to JTS for product development expenses, has agreed to design JTS' Nordic disk drives into at least one of Compaq's products and has agreed to purchase from JTS a minimum number of hard disk drives from JTS within two years following Compaq's acceptance of the first of such products in June 1996. In addition, JTS has granted to Compaq certain pricing preferences and agreed to pay royalties to Compaq on sales of Nordic disk drives to third parties during the term of the agreement. Compaq has been granted a license to use the Nordic designs to manufacture or to have manufactured Nordic drives on a royalty-free basis in the event JTS fails to meet the agreed upon production schedule or, if JTS is not in default under the agreement, to have Nordic drives manufactured by third-parties upon payment of a royalty to JTS. The Development Agreement also restricts JTS' ability to sublicense Nordic technology. The Development Agreement has a five year term, which will automatically be renewed under certain circumstances and may be terminated by either party only with cause. The Company began shipments of Nordic disk drives to Compaq in June 1996. Volume shipments of Nordic disk drives are expected to begin in the fourth quarter of fiscal 1997. See "Risk Factors -- Dependence on Compaq Computer Relationship; Customer Concentration."

     Western Digital

     In February 1995, JTS entered into a Technology Transfer and License Agreement with Western Digital. Under the terms of the agreement, Western Digital obtained manufacturing and marketing rights to JTS' 3-inch hard disk drive products. In return, Western Digital is obligated to make payments to JTS totalling $6.0 million upon the achievement of certain development milestones and is licensed to act as an alternate source of Nordic drives to Compaq. As of January 28, 1996, Western Digital had made milestone payments to JTS in the aggregate amount of $5.3 million. In February 1995, Western Digital also made a $4.1 million equity investment in JTS as part of the transaction. The parties have reciprocal, royalty-free, cross-license agreements for future 3-inch drive developments, and Western Digital has granted to JTS licenses on existing patents covering its 3-inch disk drive technology. The Technology Transfer and License Agreement restricts

JTS from sublicensing Nordic technology, under certain circumstances, until 1998. See "-- Patents and Licenses." JTS intends to establish similar arrangements with other major computer OEMs and notebook computer manufacturers. See "Risk Factors -- Dependence on Compaq Computer Relationship; Customer Concentration."

PRODUCTS

     JTS' disk drives are characterized by the following design features:

     LOW-PROFILE AND FULLY-ENCAPSULATED DESIGN. JTS' hard disk drives have a lower profile than competing hard disk drives with comparable form factors and recording capacities. The low-profile design is made possible by the drive's high level of electronic integration that permits placement of the printed circuit board assembly ("PCBA") in the same plane as the recording disks (this design is known as "board in the plane of the media" packaging). Most competing drives place the PCBA under the drive mechanics which significantly increases the height of the drive. JTS disk drives are fully-encapsulated with no exposed PCBA and contain either a standard fixed drive connector or optional multi-insertion connector. The encapsulated design eliminates the possibility of damage to the PCBA due to electrostatic discharge and improves the electromagnetic interference immunity of the drive.

     SIMPLIFIED AND HIGHLY-INTEGRATED PLATFORM APPROACH. JTS' product families share a simplified, highly-integrated platform approach characterized by a reduced number of components. JTS believes that its PCBAs have the fewest components in the industry due to JTS' use of highly-integrated ASIC controllers. JTS believes this simplified platform approach combined with common technology among its product families facilitates the introduction of new technology and utilizes research personnel in a more efficient manner, thereby reducing development costs.

     COMMON COMPONENTRY. The Nordic and Palladium product families share a substantial percentage of common electronic componentry which facilitates the simultaneous development of products for the notebook and desktop computer markets and reduces time to market for JTS products. For example, JTS' product families share spindle motors, certain head stack components and controller ASICs. Common componentry also simplifies inventory management and provides JTS with purchasing-cost advantages.

     Nordic Product Family

    JTS' Nordic product family is designed for notebook computers. Nordic drives measure 90mm wide, the same width as a floppy diskette, and are classified as 3-inch drives. The Nordic drives incorporate low-profile architecture, measuring 10.5mm high for the two-disk version and 12.5mm for the three-disk version. Nordic drive capacity presently ranges from 1.0 gigabytes for the two-disk version to 1.2 and 2.1 gigabytes for the three-disk version. The two- and three-disk Nordic drives are significantly thinner than the two- and three-disk 2.5-inch drives (10.5mm and 12.5mm compared to 17mm and 19mm), while the surface area of the recording disk in a Nordic drive is 82% greater than a 2.5-inch disk. The greater surface area of the disk media used in the Nordic drives allows for greater recording capacity using the same areal densities. Moreover, the Nordic drives consume approximately the same amount of power as 2.5-inch drives, making them well suited for battery operated applications. Nordic drives are currently offered at prices that are competitive with the prices of 2.5-inch drives.

     The Nordic product family is being developed in conjunction with Western Digital, which has entered into a Technology Transfer and License Agreement with JTS obligating Western Digital to make milestone payments and to share advancements in 3-inch technology and licensing Western Digital to serve as an alternate source of Nordic products to Compaq. In addition, JTS has entered into a Development Agreement with Compaq which committed Compaq to partially fund Nordic development costs and obligates Compaq to purchase a minimum number of disk drives over a two year period. Production and shipment to Compaq of Nordic disk drives commenced in the second quarter of fiscal 1997. Volume shipments of Nordic disk drives are expected to begin in the fourth quarter of fiscal 1997. See "-- Initial Efforts to Achieve Market Acceptance of Hard Disk Drive Products."

     Palladium Product Family

     Palladium disk drives are 3.5-inch form factor drives designed for desktop personal computers. The Palladium product family includes two- and three-disk versions with capacities presently ranging from 1.2 gigabytes to 2.0 gigabytes. The Palladium drives incorporate low-profile architecture similar to Nordic drives, measuring 1/2 inch in height compared to competing drives that typically measure 1 inch in height. The low profile design allows two disk drives to be configured into the same space required for one competing 3.5-inch drive. JTS began volume production and shipments of Palladium drives in September 1995.

MANUFACTURING

     JTS' manufacturing strategy is to be a low-cost producer of hard disk drives for the notebook and desktop personal computer markets by capitalizing on low labor costs, common componentry and selective vertical integration. Due to the common componentry of the Nordic and Palladium disk drives, JTS believes that it enjoys considerable flexibility in managing inventory levels and meeting its customers' production requirements. In addition, JTS believes that common componentry reduces the amount of scrap materials in the manufacturing process and facilitates the training of operators in producing new products, thus reducing production costs. JTS' longer-term manufacturing strategy calls for selective vertical integration to further reduce JTS' manufacturing costs by capitalizing on the low-cost labor base in India. At present, JTS is vertically integrated in certain labor intensive components, such as head stacks.

     All of JTS' manufacturing operations are currently conducted at its subsidiary, Moduler Electronics, located in Madras, India, which JTS acquired in April 1996. Moduler Electronics was founded in 1986 by members of the family of Sirjang L. Tandon, JTS' Chairman and Corporate Technical Strategist, as a contract manufacturer of power supplies for computers and hard disk drive subassemblies. In December 1994, Moduler Electronics received Indian government approval to manufacture hard disk drives. At approximately the same time, Moduler Electronics discontinued production of hard disk drive subassemblies for customers other than JTS. In March 1995, JTS entered into a verbal agreement to acquire the hard disk drive division of Moduler Electronics. JTS subsequently assumed operational and management control of certain portions of the hard disk drive business of Moduler Electronics. In April 1996, JTS purchased 90% of the outstanding capital stock of Moduler Electronics. JTS has a right of first refusal to purchase the remaining 10% equity interest in Moduler Electronics at 10% of the net book value of Moduler Electronics at the time of the purchase.

     The Madras facility presently occupies 85,000 square feet. At this facility, JTS is adding production lines and expanding its clean room environment. JTS believes that locating its manufacturing operations in India is an important element of its low-cost manufacturing strategy due to the availability of a high-quality, low-cost technical labor pool. JTS believes that labor costs in India are significantly lower than labor costs in other countries where hard disk drives are commonly manufactured, such as Singapore, Malaysia and Thailand. As of October 31, 1996, 5,547 individuals were employed at Moduler Electronics. In 1995, Moduler Electronics was granted a five year "tax holiday" which is expected to expire in 2001, with respect to sales of JTS' products in and outside of India. In addition, Moduler Electronics is located in the Madras Export Processing Zone and, therefore, enjoys a tax exemption with respect to profits generated from sales outside of India. Such exemption may be terminated or additional taxes may be imposed at any time, for political or economic reasons, in which event JTS would become subject to significantly greater taxes on sales of disk drives outside of India. Furthermore, JTS does not have a long-term lease agreement, but rather occupies the Madras facility pursuant to allotment letters from the Development Commissioner of the Madras Export Processing Zone. Such benefits associated with conducting business in India, which historically has experienced considerable political instability, are subject to the vagaries of the Indian government and may be withdrawn at any time.

     The manufacture of high-capacity hard disk drives is a complex process, requiring a "clean room" environment, the assembly of precision components within narrow tolerances and extensive testing to ensure reliability. JTS' manufacturing process is performed in three stages: subassembly, final assembly and final test. The subassembly group builds mechanical subassemblies and flex cables and modifies PCBAs. Printed circuit board assembly is performed by outside vendors. The final assembly group assembles all subassemblies and components into the mechanical head/disk assembly ("HDA"), writes servo information, and performs preliminary testing. To avoid contamination by dust and other particles which may impair the functioning of the disk drive, most assembly takes place under controlled "clean room" conditions. The final test group connects PCBAs to HDAs, burns-in completed drives and performs final tests.

     The principal components used in JTS' manufacturing process are disks, heads and PCBAs. JTS has two qualified sources for PCBAs and is in the process of qualifying alternate sources for disks and heads. JTS' Indian subsidiary imports approximately 85% of the componentry used in the manufacture of its disk drives from outside of India. In the past, JTS has experienced delays in obtaining certain integrated circuits required in the assembly of PCBAs, and there can be no assurance that such delays, or difficulties in obtaining those or other components, will not occur in the future. JTS' inability to obtain essential components or to qualify additional sources as necessary, if prolonged, could have a material adverse effect on JTS' business, operating results and financial condition.

     JTS has developed a comprehensive quality assurance program. All significant electrical and mechanical parts received from outside sources are inspected or tested, normally on a sample basis, and testing and burn-in of certain components and subassemblies occurs during assembly. In addition, JTS performs several in-process quality checks and inspections, both in the PCBA and HDA processes, and a final drive-level quality check prior to packaging. Additional performance and reliability testing is done on a sample basis from each week's production units in order to monitor quality levels and provide corrective action to the factory processes. JTS generally warrants its products against defects in design, materials and workmanship for three years. JTS maintains in-house service facilities for refurbishment or repair of its products in Madras, India. See "Risk Factors -- Availability of Components and Materials; Dependence on Suppliers," "-- Expansion of Manufacturing Capacity," "Dependence on Single Manufacturing Capacity," "-- Risks of International Sales and Manufacturing," and "-- Production Yields; Product Quality."

RESEARCH AND DEVELOPMENT

     JTS operates in an industry characterized by rapid technological change and short product life cycles. As a result, JTS' success will depend upon its ability to develop new products, successfully introduce these products to the market and ramp up production to meet customer demand. Accordingly, JTS is committed to timely development of new products and the continuing evaluation of new technologies. JTS' research and development efforts are presently concentrated on broadening its existing 3.5- and 3-inch product lines and introducing new generations of products with increased capacities and improved performance at a lower cost. In this regard, JTS is presently designing various high performance features, such as MR heads, new ASIC/channel technology and advanced head lifters, into each of its hard disk drive product families. The Company is currently negotiating a head component supply agreement pursuant to which JTS seeks to acquire and design into its disk drives MR head component technology, which allows data to be recorded and read at much higher track densities than MIG or inductive thin-film head technology. JTS expects to begin shipment of Palladium drives with recording capacities of up to 2.5 gigabytes and Nordic drives with recording capacities of up to 1.8 gigabytes in the fourth quarter of fiscal year 1997. As of October 31, 1996, JTS employed 372 individuals in engineering support and research and development.

SALES AND MARKETING; CUSTOMERS

     JTS sells and markets its products through a direct sales force that operates in the United States, Europe and Asia. In addition, JTS sells and markets its products through an international network of distributors to OEMs, VARs and systems integrators. The Company presently has sales offices throughout the world that market JTS disk drives. International sales account for 81% of revenues in fiscal 1996 and 40% of revenues for the first six months of fiscal 1997.

     A limited number of customers account for a significant percentage of JTS' total revenue. In fiscal 1996, Olidata S.p.A., Connexe Peripherals, Ltd., Liuski International, Inc. and Aashima Technology, B.V. accounted for approximately 34%, 12%, 11% and 10%, respectively, of JTS' total revenues. For the first nine months of fiscal 1997, Karma International, Markvision, Peacock Systems GmbH and FutureTech International, Inc. accounted for approximately 18%, 18%, 14% and 14%, respectively, of JTS' total revenue. JTS expects that sales to a relatively small number of OEMs will account for a substantial portion of its net revenues for the foreseeable future, although the companies that comprise JTS' largest customers may change from period to period. In particular, based on existing contracts with FutureTech and Compaq, JTS expects that revenues from these companies will account for a substantial percentage of JTS' revenues in the foreseeable future. The loss of, or decline in orders from, one or more of JTS' key customers would have a material adverse effect on JTS' business, operating results and financial condition.

BUSINESS OF ATARI DIVISION

     Atari was incorporated under the laws of Nevada in May 1984. From 1984 to 1992, Atari designed, manufactured and marketed proprietary personal computers and video games and related software. Over the past several years, Atari has undergone significant change. In 1992 and 1993, Atari significantly downsized operations, decided to exit the computer business and focused on its video game business. As a result, revenues from computer products as a percentage of total revenues declined from 67% in 1993 to 16% in 1994 and 12% in 1995, while sales of entertainment systems and related software and peripheral products and the receipt of royalties represented the balance of revenues in each such year. These actions resulted in significant restructuring charges for closed operations and write-downs of computer and certain video game inventories in 1992 and 1993. (See Note 14 to Atari Financial Statements for discussion of segment information.)

     While restructuring, Atari developed its 64-bit Jaguar interactive multimedia entertainment system, which was introduced in selected markets in the fourth quarter of 1993. For 1995 and 1994, total sales of Jaguar and related products were $9.9 million and $29.3 million, respectively, and represented 68% and 76% of Atari's net revenues, respectively. These Jaguar sales were substantially below Atari's expectations, and Atari's business and financial results were materially adversely affected in 1995. Atari presently has a substantial unsold inventory of Jaguar and related products and there can be no assurance that such inventory can be sold at current prices.

     By late 1995, Atari recognized that despite a significant commitment of financial resources to the Jaguar and related products, it was unlikely that Jaguar would ever become a broadly accepted video game console or that Jaguar technology would be broadly adopted by software title developers. As a result, Atari decided to significantly downsize its Jaguar operations. This downsizing resulted in significant reductions in Atari's workforce, and significant curtailment of research and development and sales and marketing activities for Jaguar and related products. Accordingly, Atari decided to focus its efforts on selling its inventory of Jaguar and related products and to emphasize its existing licensing and development activities related to multimedia entertainment software for various platforms. As a result of Atari's investment in game design, and programming for its Jaguar software, Atari has ported certain of its Jaguar titles to the IBM PC compatible platform. Atari intends to publish and/or license these titles in 1996. In this regard, Atari commenced shipment of the PC CD-ROM version of Tempest 2000 in Europe during the first quarter of 1996. In 1996, Atari plans to continue its efforts to license titles for its game library to third party publishers and to sell various properties held for investment purposes.

PATENTS AND LICENSES

     JTS currently owns no patents (other than those acquired from Atari in the Merger) and has licensed in a substantial portion of the technology used in its hard disk drives pursuant to license agreements with Pont, TEAC and Western Digital. If such license agreements were prematurely terminated or if JTS were enjoined from relying upon such licenses due to JTS' alleged or actual breach of such agreements, JTS would be prevented from manufacturing disk drives incorporating technology subject to such licenses. As a result, JTS' business, operating results and financial condition would be materially adversely affected. JTS has filed three United States patents applications. Although JTS believes that patent protection could offer significant value, the rapidly changing technology of the computer industry makes JTS' future success dependent primarily upon the technical competence and creative skills of its personnel rather than on patent protection.

     A license with respect to certain key technology employed in JTS' Nordic disk drives was granted to JTS by TEAC pursuant to a license agreement dated February 4, 1994 (the "TEAC Agreement"). The TEAC

Agreement also includes a cross-license with respect to Nordic technology developed jointly by TEAC and JTS, which will be owned jointly by the two companies, and granted certain rights to TEAC with respect to Nordic technology developed independently by JTS, which will be owned solely by JTS. Under the TEAC Agreement, JTS is obligated under certain circumstances to make royalty payments to TEAC in connection with the sale of future generation disk drives incorporating Nordic technology that is jointly developed by JTS and TEAC or independently developed by TEAC. JTS is not obligated to make royalty payments with respect to developments to Nordic technology made independently by JTS, but JTS is obligated to license such developments to TEAC on a royalty-free basis. The TEAC Agreement restricts JTS' ability to sublicense certain technology licensed to JTS. Under the TEAC Agreement, JTS has granted TEAC certain pricing preferences on purchases of Nordic drives. TEAC originally acquired its rights in certain Nordic disk drive technology pursuant to the Agreed Order Compromising Controversies dated February 4, 1994 (the "Order") governing the distribution of the assets of Kalok Corporation. The Order imposes certain restrictions on JTS' right to sublicense, manufacture and sell certain disk drive technology of Kalok Corporation that was transferred to both TEAC and Pont pursuant to the Order.

     In June 1994, JTS entered into a Development Agreement with Compaq which imposes certain restrictions on JTS' ability to sublicense Nordic technology to third parties. In addition, the Development Agreement imposes a royalty obligation upon JTS with respect to the sale of Nordic disk drives to third parties during the term of the agreement. Moreover, Compaq has a right of first refusal with respect to all production of Nordic drives until June 1997 and a right of first refusal to license and/or acquire future JTS technologies and products during the term of the agreement. JTS has also granted certain non-exclusive manufacturing and marketing rights with respect to certain Nordic technology and developments thereto within the term of the Development Agreement.

     In January 1995, JTS and Pont entered into a cross-licensing agreement (the "Pont Agreement") pursuant to which JTS granted to Pont a royalty-free, nonexclusive, perpetual license to use certain JTS and jointly-developed hard disk drive technology, to make developments to such technology and to manufacture and sell in certain territories hard disk drives incorporating such technology. In return, Pont granted to JTS a royalty-free, nonexclusive, perpetual license to use certain Pont and jointly-developed hard disk drive technology, to make developments to such technology and to manufacture and sell in certain territories hard disk drives incorporating such technology. In addition, Pont was obligated to make certain royalty payments to JTS for a limited period of time with respect to the sale of hard disk drives incorporating certain JTS technology.

     In February 1995, the TEAC Agreement, the Order, the Pont Agreement and the Compaq Development Agreement were each amended to permit the license and sublicense by JTS to Western Digital of certain rights in Nordic disk drive technology. In addition, the amendment to the TEAC Agreement provides that JTS will pay certain royalties to TEAC, under certain circumstances, upon the sale of Nordic drives for a limited period of time. The Pont Agreement was also amended to expand the territories in which JTS may manufacture and sell hard disk drives incorporating technology subject to the agreement. JTS and Western Digital concurrently entered into a Technology Transfer and License Agreement pursuant to which Western Digital obtained certain manufacturing and marketing rights to Nordic disk drive technology. The parties have reciprocal, royalty-free, cross-license agreements for future Nordic technology developments, and Western Digital has granted to JTS licenses on existing patents covering its 3-inch hard disk drive technology.

     The Company has exclusive use of the "Atari" name and "Fuji" logo in all areas other than coin-operated arcade video game use. The Company also has a portfolio of other intellectual properties including patents, trademarks, and copyrights associated with the Atari video game and computer businesses. The Company believes that such patents, trademarks and other intellectual property are important assets. As of December 31, 1995, The Company held over 150 patents in the United States and other jurisdictions relating to the business of the Atari division which expire from 1996 to 2010 and had applications pending for three additional patents. There can be no assurance that any of these patent rights will be upheld in the future or that the Company will be able to preserve any of the Atari division's other intellectual property rights. The occurrence of litigation relating to patent infringement or other intellectual property matters, regardless of the outcome, could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The hard disk drive industry is intensely competitive and dominated by a small number of large companies, including Quantum, Seagate, Western Digital and Maxtor. In addition, a number of computer companies, such as Toshiba and IBM, have in-house or "captive" disk drive manufacturing operations that produce disk drives for incorporation into their own computers as well as for sale to other OEMs. JTS believes that competition in the disk drive industry is based primarily upon time to market, product availability, performance, product capacity and price. JTS believes that it competes favorably with respect to each of these factors. Many of JTS' competitors have broader product lines than JTS, and all have significantly greater financial, technical and marketing resources. There can be no assurance that JTS will be able to develop and manufacture products on a timely basis with the quality and features necessary in order to be competitive. High volume disk drive users typically utilize from two to four suppliers but desire to limit the number of sources. As a result, it may be necessary for JTS to displace competitors to increase its net sales. In addition, JTS faces competition from the manufacturing operations of its current and potential OEM customers, which could initiate or increase internal production and reduce or cease purchasing from independent disk drive suppliers such as JTS. Moreover, the hard disk drive industry is characterized by intense price competition. If other disk manufacturers add significant capacity or demand for disk drives decreases, the resulting pricing pressures could adversely affect JTS' business, operating results and financial condition. JTS has experienced pricing pressures in the past, and there can be no assurance that JTS will not experience increased price competition in the future. Any increase in price competition could have a material adverse effect on JTS' business, operating results and financial condition. If JTS' current and prospective customers and end users were to adopt alternative data storage products, including optical storage, flash memory and holographic storage, JTS' business, operating results and financial condition could be adversely affected.

BACKLOG

     JTS' sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reductions or rescheduling without significant penalties. Changes in forecasts, cancellations, rescheduling and quantity reductions may result in excess inventory costs, inventory losses and under-utilization of production capacity and may have a material adverse effect on JTS' business, operating results and financial condition. As a result of the foregoing, JTS' backlog as of any particular date may not be representative of actual sales for any succeeding period. As of October 27, 1996, JTS had a backlog of approximately $90 million deliverable over the next five months. Backlog on any given date is not necessarily indicative of total orders for a given period, which may be more or less than expected.

EMPLOYEES

     As of October 31, 1996, JTS (excluding the Atari division) had 5,752 full-time employees, of whom 176 were located in San Jose, California, 5,547 were located in Madras, India, 22 were located in the Far East and 7 were located in Europe. Of the full-time employees, 4,771 are engaged in manufacturing, 27 in marketing, sales and service, 372 in product development and 38 in administration and finance. Due to disappointing sales of Jaguar and related products, Atari reduced its workforce from 101 persons at December 31, 1994 to 73 persons at December 31, 1995 and to 17 persons at July 31, 1996. JTS does not presently anticipate any further reductions in the Atari division's workforce. As of October 31, 1996, the Atari division had approximately 11 employees in the United States, including three in engineering and product development, six in marketing, sales and distribution and two in general administration and management. In addition, the Atari division had six employees outside the United States at October 31, 1996.

     The market for well-trained employees with disk drive industry experience is intensely competitive. JTS believes that its future success will depend on its ability to continue to attract and retain a team of highly motivated and skilled individuals. None of JTS' employees is represented by a labor organization. JTS believes that its employee relations are good.

PROPERTIES

     JTS presently leases facilities in San Jose, Sunnyvale and Santa Clara, California, Madras, India, Singapore, Slough, England, Viannen, the Netherlands and Taipei, Taiwan. JTS' executive and administrative headquarters are located in a 52,000 square foot building in San Jose. The lease on this facility expires in July 2000, and JTS has an option to renew for four years, subject to certain restrictions.

     The Madras facility comprises approximately 85,000 square feet and is used for all of JTS' manufacturing operations. The Madras facility is owned by the Indian Government, and JTS currently pays $14,000 per month for its use. JTS does not have a long-term lease agreement, but rather occupies the Madras facility pursuant to allotment letters from the Development Commissioner of the Madras Export Processing Zone. Such allotment letters authorize JTS to occupy the premises so long as the space is used in the reasonable conduct of JTS' business and rents are paid in a timely fashion. The allotment letters and other benefits associated with conducting business in India, which historically has experienced considerable political instability, are subject to the vagaries of the Indian government and may be withdrawn at any time. JTS currently intends to increase the size of the Madras facility by 65,000 square feet by the end of fiscal 1997.

     The Singapore office comprises approximately 1,500 square feet and is used for JTS' purchasing operations in Southeast Asia. The lease for this facility expires in October 1997. The Taiwan sales office has approximately 1,144 square feet and is used for JTS' marketing and sales operations in Taiwan. The lease for this facility expires in July 1997.

     In addition, JTS leases a 7,200 square feet facility in Sunnyvale, California under a lease which expires in 2001. JTS also leases a 20,200 square feet warehouse facility in Santa Clara, California, a 33,600 square feet international sales facility in Slough, England and a 19,400 square feet vacant facility in Viannen, the Netherlands. Each of these leases was assumed by JTS when it merged with Atari, and each facility is presently used primarily for the Atari division's operations.

     The following table summarizes the principal properties occupied by the
Company:

                                                                          EXPIRATION DATE
                           LOCATION                      SQUARE FOOTAGE      OF LEASE
        -----------------------------------------------  --------------   ---------------
        Administrative and Sales Offices:
          San Jose, California.........................      52,000             July 2000
          Sunnyvale, California........................       7,200                  2001
          Slough, England..............................      33,600        September 1997
          Viannen, The Netherlands.....................      19,400        September 1996
          Singapore....................................       1,500             July 1997
          Taiwan.......................................       1,144             July 1997
        Manufacturing Facility:
          Madras, India................................      85,000                     *
        Warehouse Facility:
          Santa Clara, California......................      20,200             July 1999

---------------

* Occupied pursuant to allotment letters provided certain conditions are satisfied.

LEGAL PROCEEDINGS

     The Company is a defendant in a civil action brought in the Superior Court of the State of California in and for the County of Santa Clara by Citizen America Corporation, a former supplier, in February 1994 seeking damages of approximately $900,000 for alleged breach of contract and related claims. The Company has filed a counter-suit alleging damages of approximately $8.3 million.

     The Company is a defendant and counter claimant in a civil action for alleged breach of contract brought in U.S. District Court for the Southern District of New York, case number 95 Civ. 1935, by Tradewell, Inc., a New York corporation, seeking specific performance for release of goods having a value of $1.6 million. The

Company has counterclaimed seeking specific performance for the purchase of media or, alternatively, damages in the amount of $3.3 million. As a result of a partial resolution, the Company now seeks damages of approximately $2.5 million.

     The Company is a defendant in a civil action brought in England titled Bullfrog Production, Ltd., v. Atari Corporation, Case No. 1996 B No. 584, for which Bullfrog obtained judgment against the Company in the amount of $250,000 plus interest and costs.

     The Company is a plaintiff in a civil action brought in the Superior Court of the State of California in and for the county of Santa Clara brought against Philips Laser Magnetic Storage ("Philips") for breach of contract and breach of implied covenant of good faith and fair dealing arising out of Philips' failure to deliver goods to Atari. Philips has filed a counterclaim to the action for goods sold and delivered and work in process for approximately $3 million.

     The Company is a plaintiff in a civil action brought in the Superior Court of the State of California in and for the County of Santa Clara and removed to the United States District Court, Northern District of California brought against Probe Entertainment Limited for breach of contract and related claims. A counterclaim has been filed by Probe against the Company for alleged breach of contract. In connection with this matter, Acclaim Entertainment, an affiliate of Probe, is expected to file a claim against the Company in the near future seeking damages in excess of $1.25 million.

     On January 23, 1992, certain debenture holders filed an involuntary bankruptcy petition against The Federated Group, Inc., a subsidiary of the Company and formerly a subsidiary of Atari. The case was appealed to the Ninth Circuit Court of Appeals, and a hearing for oral arguments was held on December 12, 1996. The parties are presently awaiting a ruling from the court.

     JTS has been served with a complaint filed in the Superior Court of the State of California in and for the County of Santa Clara by Venture Lending & Leasing, Inc. ("VLLI") relating to the relocation of certain leased equipment from its initial location to Madras, India, in alleged violation of the lease agreement. The complaint alleges fraud, possession and breach of the lease agreement and seeks damages of approximately $4.6 million. The Company and VLLI have entered into a settlement agreement, but the action has not yet been formally dismissed.

     The Company is presently, and may become in the future, a defendant in certain other actions relating to the downsizing of Atari's operations. The above actions may include claims for attorneys fees and interest. The Company believes that none of these claims will have an adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and officers of JTS as of the date of this Prospectus are as follows:

         NAME              AGE                   POSITION(S)
-----------------------    ----    ---------------------------------------
David T. Mitchell           54     Chief Executive Officer, President and
                                   Director
Sirjang L. Tandon           54     Chairman of the Board of Directors and
                                   Corporate Technical Strategist
W. Virginia Walker          51     Executive Vice President, Finance and
                                   Administration, Chief Financial Officer
                                   and Secretary
Kenneth D. Wing             48     Executive Vice President, Research &
                                   Development Quality/Reliability
Amit Chokshi                41     Executive Vice President, Worldwide
                                   Operations and Managing Director of
                                   India Operations
Steven L. Kaczeus           62     Chief Technical Officer
Rick R. Brantmeyer          49     Senior Vice President, Sales and
                                   Marketing
Jean D. Deleage             56     Director
Roger W. Johnson            62     Director
Lip-Bu Tan                  36     Director
Jack Tramiel                68     Director

     MR. DAVID T. MITCHELL joined JTS in May 1995 as Chief Executive Officer and President and is a member of the Board of Directors of JTS. Prior to joining JTS, he served as President, Chief Operating Officer and a director of Conner Peripherals, Inc. commencing in October 1992. Prior to that time, Mr. Mitchell co-founded Seagate, where he served as President, Chief Operating Officer and director.

     MR. SIRJANG L. TANDON founded JTS in February 1994 and served as its Chairman of the Board of Directors, Chief Executive Officer and President from inception until May 1995. Since such time, he has served as Chairman of the Board of Directors and Corporate Technical Strategist. Prior to founding JTS, Mr. Tandon founded and was Chief Executive Officer of Tandon Corporation, a personal computer manufacturing firm. Tandon Corporation filed a petition under the Federal bankruptcy laws in 1993.

     MS. W. VIRGINIA WALKER joined JTS in November 1995 as Executive Vice President, Finance and Administration, Chief Financial Officer and Secretary. Prior to joining JTS, Ms. Walker served as Vice President of Finance and Administration and Chief Financial Officer of Scios Inc. from 1985 to 1995. Prior to 1985, Ms. Walker served as Controller for Intersil Inc., a manufacturer of integrated circuits and at that time a subsidiary of General Electric Company.

     MR. KENNETH D. WING joined JTS in July 1995 as Executive Vice President, Research & Development Quality/Reliability. Prior to joining JTS, Mr. Wing worked for 14 years at Seagate. During his tenure at Seagate, Mr. Wing served in several capacities, including Vice President of Process Engineering, Vice President of Quality, Vice President of Manufacturing Operations and Vice President of Worldwide Automation. He holds a Bachelor of Science degree in Science and Engineering and a Master of Science in Mechanical Engineering from the University of Michigan.

     MR. AMIT CHOKSHI joined JTS in June 1995 as Executive Vice President, Worldwide Operations and Managing Director of India Operations. Prior to joining JTS, Mr. Chokshi co-founded Dastek Corporation, a hard disk drive manufacturing company, where he served as Vice President of Marketing/Sales and Operations until December 1994. Mr. Chokshi has a Bachelor of Science degree in Statistical Mathematics from Gujarat University, India.

     MR. STEVEN L. KACZEUS joined JTS in February 1994 as Chief Technical Officer. Prior to joining JTS, he founded Kalok Corporation in 1987 and served in various technical and management positions, most recently as Chairman of the Board of Directors and Chief Technical Officer. Kalok Corporation filed a petition under the Federal bankruptcy laws in 1993. Mr. Kaczeus holds a Master of Science and Bachelor of Science in Mechanical Engineering from the University of Bridgeport and University of Budapest, Hungary, respectively.

     MR. RICK R. BRANTMEYER joined JTS in July 1996 as Senior Vice President, Sale and Marketing. Prior to joining JTS, Mr. Brantmeyer served as Senior Vice President, Sales and Marketing of Maxtor from July 1995 to June 1996. From April 1991 to July 1995, Mr. Brantmeyer worked at Western Digital in several capacities, including Vice President, Marketing, Vice President, Key Accounts and Vice President, Retail Sales.

     MR. JEAN D. DELEAGE has served as a Director of JTS since 1995. He has been a managing partner of Burr, Egan, Deleage & Co., a major venture capital firm in San Francisco and Boston, since its formation in 1979. He has been a managing general partner of Alta California Partners, L.P. since its formation in 1996. He is (or has been) on the Board of Directors of many companies including Tandon Corporation, Chiron Corporation, Versaflex Delivery Systems, SyQuest Technology, Stratagene Cloning Systems and Interpore International. He was the founder of Sofinnova, a venture capital organization in Paris, and in 1976 formed Sofinnova, Inc. (the U.S. subsidiary of Sofinnova). He holds a Master's Degree in Electrical Engineering from Ecole Superieure d'Electricite and a Ph.D. in Economics from the Sorbonne. In 1984, he was awarded the Ordre National du Merite, and in 1993, he was awarded the Legion of Honor from the French government in recognition of his career accomplishments.

     MR. ROGER W. JOHNSON became a director of JTS in April 1996. He served as Administrator of the United States General Services Administration from July 1993 to March 1996. From 1984 to 1993, Mr. Johnson served as Chairman of the Board and Chief Executive Officer of Western Digital. Mr. Johnson received a Bachelor of Business Administration from Clarkson University and a Master of Business Administration in Industrial Management from the University of Massachusetts.

     MR. LIP-BU TAN became a director of JTS in 1995. He has served as General Partner of the Walden Group, a venture capital firm, since 1985. He is also the founder and Chairman of Walden International Investment Group in Asia. Mr. Tan received a Bachelor of Science degree from Nanyang University, Singapore, a Master of Science in Nuclear Engineering from the Massachusetts Institute of Technology and a Master of Business Administration from the University of San Francisco, where he served on the Advisory Council and the Board of Trustees. Mr. Tan is also a director of Creative Technology Ltd. and Premisys Communications, Inc.

     MR. JACK TRAMIEL became a director of JTS in June 1996 when Atari merged with JTS. Mr. Tramiel and a group of associates purchased Atari Corporation May 1984 and Mr. Tramiel served as Atari's Chairman of the Board of Directors until June 1996. Mr. Tramiel served as Atari's Chief Executive Officer from May 1984 through May 1988.

     All directors hold office until the next annual meeting of stockholders at which their term expires and until their successors have been duly elected and qualified. Executive officers of JTS are appointed by and serve at the discretion of the Board of Directors of JTS. There are no family relationships among any of the directors, officers or key employees of JTS.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of JTS has an Audit Committee, a Compensation Committee and a Non-Officer Stock Option Committee. The Audit Committee consists of Messrs. Jack Tramiel and Roger W. Johnson. The Audit Committee makes recommendations to the Board regarding the selection of independent auditors, reviews the results and scope of audits and other services provided by JTS' independent auditors, and reviews and evaluates JTS' internal audit and control functions.

     JTS' Compensation Committee consists of Messrs. Jack Tramiel, Lip-Bu Tan and Jean D. Deleage. The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under the Company's 1995 Stock Option Plan and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate.

     JTS' Non-Officer Stock Option Committee consists of Mr. David T. Mitchell. The Non-Officer Stock Option Committee administers the Company's 1995 Amended and Restated Stock Option Plan, including the granting of any options under such plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1996, the Board of Directors of JTS had no Compensation Committee. Each of the members of the JTS Board of Directors during fiscal 1996 participated in deliberations concerning executive officer compensation. Mr. David T. Mitchell, a member of JTS' Board of Directors, has served as Chief Executive Officer and President of JTS since May 1995. Mr. Sirjang L. Tandon, Chairman of JTS' Board of Directors, served as Chief Executive Officer and President of JTS from February 1994 to May 1995.

DIRECTOR COMPENSATION

     The members of JTS' Board of Directors do not currently receive any cash compensation from JTS for their services as members of the Board of Directors or any committee thereof. Roger W. Johnson, a director of JTS, provides consulting services to JTS pursuant to a two-year agreement which compensates Mr. Johnson in the amount of $2,000 per month. Mr. Johnson's consulting agreement expires in April 1998.

     In March 1996, the JTS Board adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of JTS Common Stock to non-employee directors of JTS ("Non-Employee Directors"). The maximum number of shares of JTS Common Stock that may be issued pursuant to options granted under the Directors' Plan is 500,000. Pursuant to the express terms of the Directors' Plan, each Non-Employee Director (other than a compensated Chairman of the Board) who is elected to the JTS Board for the first time after adoption of the Directors' Plan and each other Non-Employee Director (other than a compensated Chairman of the Board) who is reelected to the JTS Board at or after the 1998 stockholders meeting will automatically be granted an option to purchase 50,000 shares of Common Stock on the date of his or her election or reelection to the Board. Thereafter, each Non-Employee Director (other than a compensated Chairman of the Board) will automatically be granted an option to purchase an additional 50,000 shares of Common Stock under the Directors' Plan on the date any and all previous options or stock purchases by such person, either under the Directors' Plan or otherwise, become fully vested. Neither directors of JTS serving on the date the Directors' Plan was adopted nor former directors of Atari appointed to the JTS Board in connection with the Merger have received option grants under the Directors' Plan nor will such individual's be eligible to receive such grants until the 1998 stockholders' meeting.

     Outstanding options under the Directors' Plan vest in two equal annual installments measured from the date of grant. The exercise price of options granted under the Directors' Plan shall equal the fair market value of the Common Stock on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of ten years from the date of grant. Options granted under the Directors' Plan are generally non-transferable. The Directors' Plan will terminate in March 2006, unless earlier terminated by the Board.

     In the event of the dissolution, liquidation or sale of substantially all of the assets of JTS, a specified form of merger, consolidation or reorganization involving JTS or an acquisition transaction resulting in the change in control of the voting power of JTS' voting securities, options outstanding under the Plan will automatically become fully vested and will terminate if not exercised prior to such event.

EXECUTIVE COMPENSATION

     The following table sets forth for the fiscal years ended January 28, 1996 and January 27, 1995, the compensation paid to or earned by JTS' Chief Executive Officer and JTS' five other most highly compensated executive officers whose total annual salary and bonuses exceeded $100,000 as of January 28, 1996 (together, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                COMPENSATION AWARDS
                                                         ANNUAL              --------------------------
                                                      COMPENSATION            RESTRICTED    SECURITIES
                                               ---------------------------      STOCK       UNDERLYING
         NAME AND PRINCIPAL POSITION           YEAR   SALARY($)   BONUS($)   AWARDS($)(1)   OPTIONS(#)
---------------------------------------------  -----  ---------   --------   ------------   -----------
David T. Mitchell(2).........................  1996   $ 226,972        --            --            --
  President and Chief Executive Officer        1995     139,081        --            --            --
Sirjang L. Tandon(3).........................  1996     176,923        --            --            --
  Chairman of the Board of Directors and       1995     161,538        --            --            --
  Corporate Technical Strategist
Kenneth D. Wing(4)...........................  1996     199,835        --            --       100,000
  Executive Vice President, Research &         1995     103,790        --            --            --
  Development Quality/Reliability
Amit Chokshi(5)..............................  1996     104,327        --            --       200,000
  Executive Vice President, Worldwide          1995          --        --            --            --
  Operations and Managing Director of India
  Operations
Steven L. Kaczeus............................  1996     168,191        --            --       242,500
  Chief Technical Officer                      1995     187,231        --            --            --
David B. Pearce(6)...........................  1996     206,192        --            --         8,750
  Former executive officer                     1995     203,308        --            --            --

---------------

(1) Mr. Mitchell, Mr. Wing and Mr. Pearce purchased 2,000,000, 300,000 and 450,000 shares of restricted Common Stock of JTS, respectively, during fiscal 1996 at a per share price of $0.25. The dollar value to the purchasers of each such purchase, net of the consideration paid by the purchasers, was zero on the date of each such purchase. No dividends have been paid or are expected to be paid with respect to the Common Stock purchased by such individuals.

(2) Mr. Mitchell became Chief Executive Officer of JTS in May 1995. Mr. Mitchell purchased 2,000,000 shares of restricted JTS Common Stock in fiscal 1996 at a price of $0.25 per share, 250,000 shares of which were immediately vested. The remaining 1,750,000 shares are subject to a right of repurchase by JTS which lapses as to 1/48th of such shares monthly, commencing on January 5, 1996.

(3) Mr. Tandon served as Chief Executive Officer of JTS from February 1994 to May 1995.

(4) Mr. Wing became Executive Vice President, Research & Development Quality/Reliability of JTS in July 1995. Mr. Wing purchased 300,000 shares of JTS Common Stock in fiscal 1996 at a price of $0.25 per share. Such shares are subject to a right of repurchase by JTS which lapsed with respect to one-eighth of such shares on January 1996 and as to 1/48th of such shares monthly thereafter. The Company has made a loan to Mr. Wing which is forgivable over a 2-year period, of which $80,000 of loan principal and accrued interest has been forgiven on January 1, 1996 and $80,000 of loan principal and accrued interest will be forgiven on January 1, 1997. See "Employment Agreement."

(5) Mr. Chokshi became Executive Vice President, Worldwide Operations and Managing Director of India Operations of JTS in June 1995.

(6) Mr. Pearce served as the Company's Chief Executive Officer from inception to March, 1996. Mr. Pearce purchased 450,000 shares of restricted Common Stock in fiscal 1996 at a price of $0.25 per share, 253,125 shares of which were immediately vested. The remaining 196,875 shares were subject to a right of repurchase by JTS which lapses with respect to 1/42nd of such shares monthly commencing January 15, 1996. At the time of termination of Mr. Pearce's employment with the Company in March 1996, an aggregate of 267,187 shares of his Common Stock had vested. JTS repurchased the remaining 182,813 shares at the $0.25 per share purchase price.

EMPLOYMENT AGREEMENT

     In June 1995, Kenneth D. Wing, Executive Vice President, Research & Development Quality/Reliability of JTS, entered into an employment agreement with JTS which provides for an annual base salary of $225,000, eligibility for annual bonuses and severance package that, under certain circumstances, provides that Mr. Wing will continue to receive his base salary until June 1997 in the event he is terminated prior to such time. In addition, the employment agreement provides for a $160,000 loan which was forgiven as to 50% of principal and interest accrued thereon in January 1996 and shall be forgiven as to the remainder in January 1997, provided Mr. Wing's employment with JTS continues through such time.

1995 STOCK OPTION PLAN

     In April 1996, JTS amended and restated its 1995 Stock Option Plan (the "1995 Plan"), which was adopted in March 1995. Under the 1995 Plan, as amended and restated, an aggregate of 9,000,000 shares of JTS Common Stock have been reserved for issuance upon exercise of options granted to employees, officers and directors of an consultants to JTS. As of October 31, 1996, options to purchase 3,999,674 shares of JTS Common Stock had been granted under the 1995 Plan. The 1995 Plan will terminate in February 2006, unless sooner terminated by the Board of Directors.

     The 1995 Plan provides for the grant of both incentive stock options intended to qualify as such under Section 422 of the Code and nonstatutory stock options. The Compensation Committee of the Board of Directors administers the 1995 Plan. The Board of Directors has also established a Non-Officer Stock Option Committee, consisting of David T. Mitchell, JTS' President, Chief Executive Officer and Director, with authority to grant sock options to persons who are not at the time of the grant of the options subject to Section 16 of the Exchange Act. As used herein with respect to the 1995 Plan, the JTS Board refers to the Compensation Committee, the Non-Officer Stock Option Committee as well as to the Board of Directors of JTS. The JTS Board has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each option, to establish vesting schedules, to specify the type of consideration to be paid upon exercise and, subject to certain restrictions, to specify other terms of the options. The maximum term of options granted under the 1995 Plan is ten years. Options granted under the 1995 Plan generally are nontransferable and generally expire three months after the termination of an optionee's employment, directorship or consulting relationship with JTS. In general, if an optionee becomes permanently disabled or dies while employed or retained by JTS, such person's options generally may be exercised up to 12 months after his or her disability and up to 18 months after his or her death.

     The exercise price of incentive stock options granted under the 1995 Plan must equal at least the fair market value of JTS' Common Stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1995 Plan must equal at least 85% of the fair market value of JTS' Common Stock on the date of grant. The exercise price of incentive stock options granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant and the terms of these options cannot exceed five years. Options under the 1995 Plan typically become exercisable over four years, as to one-eighth of the shares subject to such options six months after the date of grant an as to 1/48th of such shares each month thereafter.

     The 1995 Plan and options outstanding thereunder will be appropriates adjusted as to the class and the maximum number of shares subject to the 1995 Plan and the class, number of shares and price pre share of stock subject to such outstanding options in the event of stock splits, stock dividends, recapitalizations and similar events. Under the 1995 Plan, the Board of Directors has discretion in connection with a merger, consolidation or liquidation involving JTS to provide that outstanding options shall be terminated or shall be assumed or otherwise continued or to provide for the accelerated vesting of outstanding options.

401(K) PLAN

     On January 22, 1996, JTS adopted the JTS Corporation Employee 401(k) Saving Plan ("the 401(k) Plan") covering all of JTS' employees, except collectively bargained employees and employees who are nonresident aliens with no United States source income. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, matching contributions and profit sharing contributions to the Plan by JTS on behalf of all participants. JTS has not made any such contributions to date. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by JTS to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and contributions by JTS, if any, are deductible by JTS.

                       OPTION GRANTS IN FISCAL YEAR 1996

     The following table contains information concerning the grant of stock options under the 1995 Plan to each Named Executive Officer during fiscal 1996:

                                                                                            POTENTIALLY
                                                                                            REALIZABLE
                                           INDIVIDUAL GRANTS                             VALUE AT ASSUMED
                     --------------------------------------------------------------       ANNUAL RATES OF
                                       PERCENTAGE OF                                           STOCK
                       NUMBER OF       TOTAL OPTIONS                                    PRICE APPRECIATION
                      SECURITIES        GRANTED TO                                              FOR
                      UNDERLYING       EMPLOYEES IN      EXERCISE OR                      OPTION TERMS(3)
                        OPTIONS           FISCAL         BASE PRICE      EXPIRATION     -------------------
       NAME          GRANTED(#)(1)      YEAR(%)(2)         ($/SH)           DATE         5%($)      10%($)
-------------------  -------------     -------------     -----------     ----------     -------     -------
David T. Mitchell            --              --                --            --              --          --
Sirjang L. Tandon            --              --                --            --              --          --
Kenneth D. Wing         100,000             2.5%            $0.25        11/29/2005     $31,907     $64,844
Amit Chokshi            100,000             2.5              0.25         6/7/2005       31,907      64,844
                        100,000             2.5              0.25        11/29/2005      31,907      64,844
Steven L. Kaczeus       242,500             6.1              0.25         2/7/2004       77,375     157,245
David B. Pearce           8,750             0.2              0.25         6/7/2005        2,792       5,674

---------------

(1) Under the 1995 Plan, options granted to employees vest at the rate of one-eighth at the end of six months and an additional 1/48 per month until all options have become vested at the end of four years' service. In the event an option was granted to an existing employee of JTS (rather than a newly-hired employee), such option shall vest at the rate described above based on the grant date of such option.

(2) Based on total grants of options to purchase 3,999,674 shares of Common
    Stock.

(3) The potential realizable value is calculated based on the term of the option at its time of grant (10 years), and is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annual for the entire term of the option and the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the optionee is possible unless the stock price increases over the option term.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information with respect to the exercise of stock options by the Named Executive Officers during the fiscal year ended January 28, 1996 and the number and value of securities underlying unexercised options held by the Named Executive Officers as of January 28, 1996:

                                                                        NUMBER OF
                                                                        SECURITIES           VALUE OF
                                                                        UNDERLYING         UNEXERCISED
                                                                       UNEXERCISED         IN-THE-MONEY
                                                                        OPTIONS AT          OPTIONS AT
                                                                          FISCAL              FISCAL
                                                                      YEAR-END(#)(1)      YEAR-END($)(1)
                                    SHARES ACQUIRED      VALUE         EXERCISABLE/        EXERCISABLE/
               NAME                 ON EXERCISE(#)      REALIZED($)   UNEXERCISABLE       UNEXERCISABLE
----------------------------------  ---------------     --------     ----------------     --------------
David T. Mitchell                         --               --               --                --
Sirjang L. Tandon                         --               --               --                --
Kenneth D. Wing                           --               --           0/100,000           $0/$0
Amit Chokshi                              --               --        33,333/66,667(2)        0/0
                                                                     22,916/71,084(3)        0/0
Steven L. Kaczeus                         --               --        125,313/117,187         0/0
David B. Pearce                           --               --            8,750/0             0/0

---------------

(1) Fair market value of Common Stock at January 28, 1996 ($0.25), minus the exercise price of the options ($0.25), multiplied by the number of shares underlying the options.

(2) Options granted to Amit Chokshi on June 7, 1995.

(3) Options granted to Amit Chokshi on November 29, 1995.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the DGCL, JTS' Certificate of Incorporation provides that no director of JTS will be personally liable to JTS or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to JTS or to its stockholders, (ii) for acts or omissions not made in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit. In addition, JTS' Bylaws provide that any director or executive officer who was or is a party or is threatened to be made a party to any action or proceeding by reason of his or her services to JTS will be indemnified to the fullest extent permitted by the DGCL.

     JTS has entered into indemnification agreements with each of its directors and executive officers under which JTS has agreed to indemnify each of them against expenses and losses incurred for claims brought against them by reason of their being a director or officer of JTS. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

     There is no pending litigation or proceeding involving a director or officer of JTS as to which indemnification is being sought, nor is JTS aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                              CERTAIN TRANSACTIONS

     Since JTS' inception in February 1994, JTS has maintained significant business relationships with Moduler Electronics, Tantec Magnetics, Inc., a California corporation ("Tantec"), and Maazda Travel, Inc. ("Maazda"). Mr. Sirjang L. Tandon, JTS' Chairman and Corporate Technical Strategist, or members of his immediate family, directly or indirectly own controlling equity interests in both Tantec and Maazda and owned a controlling interest in Moduler Electronics prior to JTS' acquisition of a 90% interest in Moduler. In fiscal 1996, Moduler Electronics provided subassembly and final assembly manufacturing services to JTS for which JTS had made aggregate payments to Moduler Electronics of approximately $13.0 million, and JTS has provided certain equipment on consignment to Moduler Electronics with an aggregate value of approximately $4.4 million. Tantec has provided certain hard disk drive component parts, test equipment and services to JTS for which JTS had made aggregate payments to Tantec of approximately $366,000 and $295,000 in fiscal 1995 and 1996, respectively, and JTS sold certain hard disk drives to Tantec with an aggregate value of approximately $653,000 in fiscal 1996. During fiscal 1996, JTS made aggregate payments to Maazda, JTS' principal travel agent, of approximately $100,000.

     From February 1994 to February 1995, JTS received bridge loans aggregating approximately $2.9 million from certain significant JTS stockholders evidenced by secured convertible notes (the "First Financing Notes"). The First Financing Notes accrued interest at a rate of 8.5% per annum. All of the First Financing Notes were canceled and the principal outstanding thereunder was converted into shares of JTS Series A Preferred Stock in connection with the JTS Series A Preferred Stock financing in February 1995 (the "First Series A Financing"). JTS sold an aggregate of 16,200,000 shares of JTS Series A Preferred Stock in the First Series A Financing for a purchase price of $1.00 per share in exchange for cash and cancellation of indebtedness. Purchasers of JTS Series A Preferred Stock in the First Series A Financing included the following:

                                                                                                AMOUNT OF
                                                                                                INDEBTEDNESS
                                         SHARES OF JTS SERIES A                                  CANCELED
             PURCHASER(S)                PREFERRED PURCHASED (#)     CASH CONSIDERATION ($)        ($)
---------------------------------------  -----------------------     ----------------------     ----------
Entities affiliated with Burr, Egan,
  Deleage & Co.(1).....................         2,500,000                  $1,673,374           $  826,626
Entities affiliated with Sofinnova
  Management, L.P.(2)..................         1,000,000                     709,349              290,651
Steven L. Kaczeus(3)...................           223,511                          --              223,511

---------------

(1) Jean D. Deleage, a director of JTS, is Managing General Partner of Burr, Egan, Deleage & Co. ("Burr Egan").

(2) Alain L. Azan is a Managing General Partner of three funds affiliated with Sofinnova Management, L.P. ("Sofinnova").

(3) Steven L. Kaczeus is the Chief Technical Officer of JTS.

     In connection with the First Series A Financing and pursuant to that certain Debt Cancellation Agreement, dated as of February 3, 1995, by and among JTS, Tantec and Mr. Tandon, JTS issued 2,202,227 shares of JTS Series A Preferred Stock to Tantec in exchange for the cancellation of $2,202,227 of indebtedness owed by JTS to Tantec.

     In June 1995, JTS received bridge loans aggregating approximately $2.75 million from certain significant JTS stockholders, evidenced by secured convertible notes (the "Second Financing Notes"). The Second Financing Notes accrued interest at a rate of 8% per annum. All of the Second Financing Notes were canceled and the principal amount outstanding thereunder was converted into shares of JTS Series A Preferred Stock in connection with a JTS Series A Preferred Stock financing in August 1995 (the "Second Series A Financing"). JTS sold an aggregate of 12,496,370 shares of JTS Series A Preferred Stock in the Second

Series A Financing for a purchase price of $1.00 per share in exchange for cash and cancellation of indebtedness. Purchasers of JTS Series A Preferred in the Second Series A Financing included the following:

                                                                                                AMOUNT OF
                                                                                                INDEBTEDNESS
                                         SHARES OF JTS SERIES A                                  CANCELED
             PURCHASER(S)                PREFERRED PURCHASED (#)     CASH CONSIDERATION ($)        ($)
---------------------------------------  -----------------------     ----------------------     ----------
Entities affiliated with the Walden
  Group of Venture Capital Funds(1)....         3,000,000                  $3,000,000                   --
Entities affiliated with Burr Egan.....         1,437,500                     437,500            1,000,000
David T. Mitchell(2)...................         1,010,196                          --            1,010,196
Entities affiliated with Sofinnova.....           500,000                     500,000                   --
Steven L. Kaczeus......................            37,000                      37,000                   --

---------------

(1) Lip-Bu Tan, a director of JTS, is a General Partner of the Walden Group.

(2) David T. Mitchell is the President, Chief Executive Officer and a member of the Board of Directors of JTS.

     In July 1995, JTS loaned $160,000 to Kenneth D. Wing, Executive Vice President, Research & Development Quality/Reliability, pursuant to the terms of Mr. Wing's employment agreement. Of such loan amount, $80,000 of principal (and interest accrued thereon) were forgiven on January 1, 1996, and, subject to Mr. Wing's continued employment with JTS, any remaining amounts owed under such loan will be forgiven on January 1, 1997.

     During fiscal 1996, in connection with the Technology Transfer and Licensing Agreement between JTS and Western Digital, JTS provided certain hard disk drive components to Western Digital, a principal stockholder of JTS, with an aggregate value of approximately $358,000. In addition, JTS received aggregate milestone payments of approximately $5.3 million from Western Digital in fiscal 1996. See "Business -- Initial Efforts to Achieve Market Acceptance of Hard Disk Drive Products."

     In January 1996, JTS made loans to each of David T. Mitchell, Kenneth D. Wing, Virginia Walker, JTS' Executive Vice President, Finance and Administration and Chief Financial Officer, and David B. Pearce in connection with the purchase by such individuals of 2,000,000 shares, 300,000 shares, 250,000 shares and 450,000 shares of JTS Common Stock, respectively, at a purchase price of $0.25 per share. Each purchaser executed a restricted stock purchase agreement (each, a "Restricted Stock Purchase Agreement") granting JTS a right of repurchase as to such shares in the event the purchasers' employment with JTS terminates. With respect to Mr. Mitchell, 250,000 shares of the JTS Common Stock purchased were immediately vested, and JTS' repurchase right lapses monthly with respect to the remainder of such shares at the rate of 1/48th per month. With respect to the shares purchased by Mr. Wing, JTS' repurchase right lapsed as to one-eighth of such shares in January 1996 and as to 1/48th of such shares monthly thereafter. With respect to the shares purchased by Ms. Walker, JTS' repurchase right lapsed as to one-eighth of such shares in May 1996 and as to 1/48th of such shares monthly thereafter. With respect to the shares purchased by Mr. Pearce, 253,125 shares of the JTS Common Stock purchased were immediately vested and 14,063 additional shares had vested at the time Mr. Pearce's employment with JTS terminated. In March 1996, JTS repurchased 182,812 shares of JTS Common Stock from Mr. Pearce. In addition, the Restricted Stock Purchase Agreements provide that JTS' repurchase right shall lapse entirely upon certain events following a change in control of JTS.

     From January 1996 to April 1996, JTS received an aggregate of approximately $2.0 million in bridge loans evidenced by promissory notes (the "Bridge Notes"), from certain significant stockholders of JTS. The Bridge Notes accrued interest at a rate of 10% per annum and were canceled after principal and accrued interest were paid in full in July 1996. Individuals and entities to whom Bridge Notes were issued included the following:

                                                                  PRINCIPAL AMOUNT OF
                               STOCKHOLDER(S)                       BRIDGE NOTE ($)
            ----------------------------------------------------  -------------------
            Tantec..............................................      $ 1,000,000
            Entities affiliated with Burr Egan..................          260,000
            Entities affiliated with the Walden Group of Venture
              Capital Funds.....................................          200,000
            Entities affiliated with Sofinnova..................           99,900

     In April 1996, JTS acquired a 90% interest in Moduler Electronics in exchange for issuing 1,911,673 shares of JTS Series A Preferred Stock (which converted into Common Stock on a one-for-one basis upon the closing of the Merger) and a warrant to purchase 750,000 shares of JTS Common Stock at an exercise price of $0.25 per share to Lunenburg S.A., an affiliate of Sirjang L. Tandon. Such warrant is immediately exercisable as to 500,000 shares and becomes exercisable as to 250,000 shares when certain credit facilities in India are made available to Moduler Electronics in the amount of at least $29 million. JTS has a right of first refusal to purchase the remaining 10% equity interest in Moduler Electronics, owned by a family member of Sirjang Lal Tandon, at 10% of the net book value of Moduler Electronics at the time of the purchase.

     A family member of Sirjang Lal Tandon, JTS' Chairman and Corporate Technical Strategist, has guaranteed the secured short term borrowings and secured long term loans of Moduler Electronics furnished by certain Indian banks. See Notes 4 and 5 to the Financial Statements to the Hard Disk Drive Division of Moduler Electronics (India) Private Ltd.

     In September 1996, JTS and Jack Tramiel, a director of the Company, entered into that certain Agreement for Purchase and Sale of Real Property with Repurchase Option and related documents, pursuant to which JTS sold to Mr. Tramiel certain properties in Texas and Southern California in exchange for $10,000,000. The properties had been acquired by the Company in connection with its merger with Atari in July 1996. Mr. Tramiel was a director of Atari prior to the Merger. The property was sold to Mr. Tramiel at fair value and the Company has an option to repurchase the property one year from the date of sale for $10,000,000.

     JTS believes that all of the transactions set forth above were made on terms no less favorable to JTS than could have been obtained from unaffiliated third parties. All future transactions, including loans, between JTS and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the JTS Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and have been and will be on terms no less favorable to JTS than could be obtained from unaffiliated third parties.

               PRINCIPAL STOCKHOLDERS AND SELLING SECURITYHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of October 31, 1996 (unless otherwise noted) held by (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) the Selling Security Holders, (iv) the Registration Rights Holders and (v) all directors and executive officers of the Company as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. None of the Selling Security Holders is currently an affiliate of the Company or has had a material relationship with the Company during the last three years. Except as otherwise provided below, the address of each person listed below is c/o the Company, 166 Baypointe Parkway, San Jose, California 95134.

                                                SHARES BENEFICIALLY             SHARES BENEFICIALLY
                                            OWNED PRIOR TO THE OFFERING      OWNED AFTER THE OFFERING
                                            ---------------------------     ---------------------------
                                            NUMBER(1)(2)     PERCENT(3)     NUMBER(1)(2)     PERCENT(3)
                                            ------------     ----------     ------------     ----------
SELLING SECURITY HOLDERS:
GFL Advantage Fund Limited(4).............    3,806,227          3.6%                 0            0
Genesee Fund Limited -- Portfolio B(4)....      761,245         *                     0            0
Wharton Capital Corporation(5)............       37,500         *                     0            0
Jawahar L. Tandon(6)......................      337,778         *                     0            0
Devinder & Usha Tandon(7).................      337,778         *                     0            0
J. & S. Tandon, LLC.......................    1,013,335         *                     0            0
D. & U. Tandon, LLC.......................    1,013,336         *                     0            0
Jean Deleage(8)...........................    3,937,500          3.8%                 0            0
Brentwood Associates VI, L.P..............    2,602,083          2.5%                 0            0
B. Kipling & Mary Ann Hagopian(9).........       75,000         *                     0            0
Mr. & Mrs. Pennington(10).................       75,000         *                     0            0
Roger C. Davisson(11).....................       25,000         *                     0            0
Jos Henkens(12)...........................    3,826,424          3.7%                 0            0
Richard J. Testa..........................       20,000         *                     0            0
Jasper A. Welch...........................       10,000         *                     0            0
Robert Easton.............................       10,000         *                     0            0
P. Andrew McLane(13)......................      100,000         *                     0            0
C. Kevin Landry...........................      325,000         *                     0            0
TA Associates Money Purchase Pension Plan
  & Trust FBO Katherine Cromwell(14)......       25,000         *                     0            0
Jacqueline C. Morby.......................       37,500         *                     0            0
S. N. Venture Capital, Inc................      250,000         *                     0            0
Alain Azan(15)............................    1,500,000          1.4%                 0            0
Needham Capital Partners L.P.(16).........  525,000....         *                     0            0
Steve Kaczeus, Sr.........................  260,511....         *                     0            0
Mario Rosati(17)..........................       59,000         *                     0            0
Richard D. DeGolia(18)....................       18,500         *                     0            0
William Elmore............................       25,000         *                     0            0
Roger H. Lustberg.........................       48,000         *                     0            0
James A. Hamilton.........................       38,750         *                     0            0
Jeffrey L. DuRocher(19)...................      200,250         *                     0            0
Michael P. Whalen.........................       22,250         *                     0            0
James L. Loss.............................        8,750         *                     0            0
Thomas Harnsberger........................        7,000         *                     0            0
L. Andrew Gifford.........................        3,500         *                     0            0

                                                SHARES BENEFICIALLY             SHARES BENEFICIALLY
                                            OWNED PRIOR TO THE OFFERING      OWNED AFTER THE OFFERING
                                            ---------------------------     ---------------------------
                                            NUMBER(1)(2)     PERCENT(3)     NUMBER(1)(2)     PERCENT(3)
                                            ------------     ----------     ------------     ----------
Martin J. Thompson........................        3,500         *                     0            0
J. Frederick Simmons......................       30,000         *                     0            0
William M. Wardlaw........................       19,000         *                     0            0
William H. Emer...........................       15,000         *                     0            0
Timothy F. Sylvester......................        1,000         *                     0            0
Lip-Bu Tan(20)............................    3,000,000          2.9%                 0            0
Richard C. DeGolia and Sallie V.D.
  DeGolia.................................        6,500         *                     0            0
Marie-Helene Habert-Dassault..............      100,000         *                     0            0
Gilde Investment Management(21)...........      544,500         *                     0            0
Teddy Hadlono.............................        5,000         *                     0            0
Greg Kudo.................................       20,000         *                     0            0
David T. Mitchell(22).....................    1,010,196         *                     0            0
SBCB Holdings.............................    1,000,000         *                     0            0
Goldman Sachs International...............    4,100,000          3.9%                 0            0
Lanenberg S.A.............................    2,411,673          2.3%                 0            0
Venture Leasing and Lending Inc...........      346,432         *                     0            0
          Total Shares....................   33,959,518

OFFICERS, DIRECTORS AND 5% STOCKHOLDERS:
Jack Tramiel(23)..........................   12,490,616         11.9%        12,490,616         11.9%
TimeWarner................................    8,670,000          8.3%         8,670,000          8.3%
  Warner Communications, Inc.
  75 Rockefeller Plaza
  New York, NY 10019
Sirjang L. Tandon(24).....................    7,761,673          7.4%         7,761,673          7.4%
David T. Mitchell(25).....................    4,010,196          3.8%         4,010,196          3.8%
Jean D. Deleage(26).......................    3,937,500          3.8%         3,937,500          3.7%
Lip-Bu Tan(27)............................    3,000,000          2.7%         2,800,000          2.7%
Leonard Tramiel(28).......................    5,213,946          4.9%         5,213,946          4.9%
Steven L. Kaczeus(29).....................      417,386         *               417,386         *
Kenneth D. Wing(30).......................      302,083         *               302,083         *
David B. Pearce...........................      260,000         *               260,000         *
Amit Chokshi(31)..........................       29,166         *                29,166         *
Roger W. Johnson..........................           --         *                    --         *
All current directors and executive
  officers as a group (11 persons)(32)....   32,163,098         30.7%        32,163,098         30.7%

---------------

  *  Less than 1% of the outstanding Common Stock.

 (1) Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage of the person holding such option, but not for purposes of computing the percentage of any other holder.

 (3) Based on 104,732,381 shares of Common Stock outstanding as of October 31, 1996.

 (4) Beneficial ownership is shown as of November 5, 1996. Beneficial ownership is based upon: (i) conversion of all of the Series B Preferred Stock at $3.6125 per share of Common Stock (which price is equal to the average closing bid price for the five days preceding the Series B Closing); and
     (ii) exercise of all of the Investor Warrants issuable upon conversion of the Series B Preferred Stock at $3.6125 per share of Common Stock. The sale and issuance of the Series B Preferred Stock occurred on November 5, 1996. See "Description of Capital Stock." The Certificate of Designations provides that GFL Advantage Fund Limited and Genesee Fund Limited-Portfolio B may not convert the Preferred Stock at any time to acquire a number of shares of Common Stock in excess of that number which would result in beneficial ownership of more than 4.9% of the Company's outstanding Common Stock at any time.

 (5) Beneficial ownership is shown as of November 5, 1996 and consists of 37,500 shares of Common Stock issuable upon exercise of the Finder's Warrants, which are immediately exercisable. The Finder's Warrants were issued on November 5, 1996.

 (6) Consists of 337,778 shares held by Jawahar L. Tandon as trustee of the Jawahar L. Tandon Irrevocable Trust, as amended.

 (7) Consists of 337,778 shares held by Devinder L. Tandon, MD & Usha Tandon as trustees of the Devinder & Usha Tandon Family Trust, as amended.

 (8) Includes 3,896,550 shares and 40,950 shares of Common Stock held by Alta V Limited Partnership and Custom House Partners, respectively. Jean Deleage, a director of JTS, is Vice President of Burr, Egan, Deleage & Co., which is a general partner of Alta V Management Partners, L.P., a general partner of Alta V Limited Partnership, L.P. and Customs House Partners, L.P. Mr. Deleage and the general partners of Alta V Management Partners, L.P. and Customs House Partners disclaim beneficial ownership of such shares except to the extent of their proportionate partnership interests therein.

 (9) Consists of 75,000 shares held by B. Kipling & Mary Ann Hagopian as trustees of the B. Kipling & Mary Ann Hagopian Trustees UTD 3/25/88 as amended.

(10) Consists of 75,000 shares held by Timothy M. Pennington, III & Melissa J. Pennington as trustees of the Pennington Family Revocable Trust DTD 5/23/84, as amended.

(11) Consists of 75,000 shares held by Roger C. Davisson as trustee of the Davisson Family Trust DTD 11/29/94, as amended.

(12) Consists of 1,576,424 shares and 2,250,000 shares of Common Stock held by Advanced Technology Ventures III and Advanced Technology Ventures IV, respectively. Mr. Henkens is a general partner of Advanced Technology Ventures III and Advanced Technology Ventures IV. Certain shares held in the name of Advanced Technology may be distributed to and sold by certain limited partners of Advanced Technology, each of whom beneficially holds less than 1% of the outstanding shares of Common Stock.

(13) Consists of 100,000 shares held by P. Andrew McLane and is being gifted to the McLane Harper Charitable Foundation as of this filing.

(14) Consists of 25,000 shares held by Katherine Cromwell as trustee of the TA Associates Money Purchase Pension Plan & Trust, as amended.

(15) Includes 800,000 and 700,000 shares of Common Stock held by C.V. Sofinnova Ventures Partners III and C.V. Sofinnova Ventures Partners II, respectively. Alain Azan is a general partner of Sofinnova Management, L.P., the general partner of C.V. Sofinnova Ventures Partners III and C.V. Sofinnova Ventures Partners II and has voting and investment power with respect to such shares. Mr. Azan disclaims beneficial ownership of such shares except to the extent of his proportionate partnership interest therein.

(16) Includes 333,333 and 191,667 shares of Common Stock held by Needham Capital SBIC, L.P. and Needham Capital Partners, L.P., respectively. Needham Capital Partners, L.P. has investment and voting power with respect to the shares held by each of the foregoing investment funds.

(17) Includes 31,500, 6,000 and 22,500 shares of Common Stock held by WS Investment Company 95A, Atherton Ventures and WS Investment Company 95B, respectively. Mr. Rosati has investment and voting power with respect to the shares held by each of the foregoing investment funds. Mr. Rosati disclaims beneficial ownership of such shares except to the extent of his proportionate partnership interests therein.

(18) Consists of 12,500 and 6,000 shares of Common Stock held by the WSGR Retirement Plan U/A DTD 02/01/88, of which Mr. DeGolia is the beneficiary, and Mr. DeGolia, respectively.

(19) Consists of 2,500 shares of Common Stock held by Jeffrey L. DuRocher and 35,000, 31,500, 31,500, 25,000, 15,250, 9,750, 4,000, 20,000, 10,500,
     4,500, 4,500 and 6,250 shares of Common Stock held by Jeffrey L. DuRocher as trustee of the Riordan & McKenzie Profit Sharing and Savings Plan FBO Jeffrey B. DuRocher; FBO Carl W. McKenzie; FBO Richard J. Welch; FBO Lawrence C. Weeks; FBO Cynthia M. Dunnett; FBO Jeffrey L. Glassman; FBO Louise LaMothe; FBO Janis B. Salin; FBO Martin J. Thompson; FBO Kenneth D. Klein; FBO Scott R. Miller; FBO James L. Loss, as amended, respectively. Jeffrey L. DuRocher has investment and voting power with respect to the shares held by each of the foregoing investment funds. Mr. DuRocher disclaims beneficial ownership of such shares except to the extent of his proportionate partnership interests therein.

(20) Includes 700,000, 600,000, 500,000, 300,000, 200,000, 200,000, 200,000,
     200,000 and 100,000 shares of Common Stock held by Walden Capital Partners II, L.P.; International Venture Capital Investment Corporation; Walden Investors; BI Walden Ventures Kedua Sdn Bhd; Seed Ventures II Limited; OWW Pacrim Investments Ltd; OCBC, Wearnes & Walden Investments (Singapore) Ltd.; Walden Ventures and Walden Technology Ventures II, L.P., respectively. Lip-Bu Tan, a director of JTS has investment and voting power with respect to the shares held by each of the foregoing investment funds. Mr. Tan disclaims beneficial ownership of such shares except to the extent of his proportionate partnership interests therein.

(21) Includes 272,250, 272,250 and 5,500 shares of Common Stock held by Gilde IV B.V., Gilde Investment Fund B.V., and One Liberty Fund III, L.P., respectively. Gilde Investment Management has investment and voting power with respect to the shares held by each of the foregoing investment funds.

(22) Mr. Mitchell and Jintamai K. Mitchell beneficially own 4,010,196 shares of Common Stock as trustees of the Mitchell 1990 Rev. Trust UTA 3390, as amended. Of such shares, 1,010,196 are being offered hereby.

(23) Includes 11,597,315 shares held by Mr. Tramiel's wife. Also includes 155,690 shares held by Mr. Tramiel's wife as trustee of trusts for the benefit of Mr. Tramiel's minor grandchildren. Also includes 4,000 shares issuable pursuant to options exercisable within 60 days of October 31, 1996.

(24) Includes 2,411,673 shares of Common Stock held by Lunenburg S.A. Sirjang L. Tandon, a director of JTS, may have shared voting power over the shares held by Lunenberg S.A. Also includes 4,350,000 shares of Common Stock held by the Tandon Family Partnership, of which Mr. Tandon is a general partner. Mr. Tandon disclaims beneficial ownership of the shares held by Lunenberg S.A. and the Tandon Family Partnership except to the extent of his proportionate partnership and shareholder interests therein.

(25) Please refer to (21).

(26) Please refer to (8).

(27) Please refer to (18).

(28) Includes 55,000 shares issuable pursuant to options exercisable within 60 days of October 31, 1996, and 40,000 shares held of record by Mr. Tramiel's wife, Preeva Tramiel. Of the remaining 5,158,946 shares of Common Stock, 4,000,000 shares are pledged as collateral under a loan agreement with Mr. Tramiel's father, Jack Tramiel, a director of the Company.

(29) Includes 156,875 shares issuable pursuant to options exercisable within 60 days of October 31, 1996.

(30) Includes 166,666 shares issuable pursuant to options exercisable within 60 days of October 31, 1996.

(31) Includes 29,166 shares issuable pursuant to options exercisable within 60 days of October 31, 1996.

(32) Includes 32,184,767 shares of Common Stock held by executive officers, directors and entities affiliated with certain directors and includes options to purchase 179,166 shares of Common Stock held by executive officers that are exercisable within 60 days of October 31, 1996. See footnotes (6), (7), (8), (9), (10), (12), (13) and (14).

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, 9,985,000 shares of undesignated, "blank check" preferred stock, $.001 par value per share, and 15,000 shares of Series B Preferred Stock.

     The following summary of certain provisions of the capital stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and Bylaws which are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of October 31, 1996, there were outstanding 104,732,381 shares of Common Stock held of record by approximately 2,499 stockholders, options to purchase 5,034,853 shares of Common Stock, and warrants to purchase 300,000 shares of Common Stock. Upon the completion of this offering, assuming full conversion of the Series B Preferred Stock, full exercise of the Warrants, payment of the Series B Dividends in Common Stock, and certain anti-dilution adjustments to the Series B Preferred Stock conversion ratio and assuming no exercise of outstanding stock options or outstanding warrants after October 31, 1996, the Company will have 114,732,381 shares of Common Stock outstanding.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. However, the Subscription Agreements restrict the payment of dividends with respect to capital stock of the Company that is junior to the Series B Preferred Stock, including the Common Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the payment of the liquidation preference of the Series B Preferred Stock and any other series of preferred stock that the Company may designate and issue in the future. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Series B Preferred Stock and any other series of preferred stock that the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 9,985,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any such series. The issuance of preferred stock could adversely affect the rights and powers, including voting rights, of holders of Common Stock and the availability of earnings and assets for dividends, other distributions and payments upon liquidation to the holders of Common Stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. In certain circumstances, such issuances could have the effect of decreasing the market price of the Common Stock.

     Of the 10,000,000 shares of preferred stock authorized for issuance by the Company, 15,000 shares have been designated as Series B Preferred Stock, all of which are outstanding. The holders of Series B Preferred Stock have the right to convert all or a portion of the Series B Preferred Stock into units consisting of Common Stock and Investor Warrants at the earlier of the date of effectiveness of this Registration Statement or eighty days after the issuance and sale of the Series B Preferred Stock (the "Series B Closing"). The Series B Preferred Stock, together with any accrued and unpaid dividends, may be converted into Common Stock at a conversion price (the "Initial Conversion Price") equal to the lower of (i) 85% of the average lowest trading price for the five days immediately preceding the conversion notice date; or (ii) 100% of the average closing bid price for the five days preceding the Series B Closing. In addition, for every 10 shares of Common Stock issued upon conversion of the Series B Preferred Stock, the holder thereof shall be entitled to receive an Investor Warrant to purchase one share of Common Stock. See "Warrants". The Series B Preferred Stock is convertible at the option of the Company at any time after three years from the date of the Series B Closing.

     The Initial Conversion Price of the Series B Preferred Stock is subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like. The Initial Conversion Price is subject to further adjustment in the event that (i) the Registration Statement is not declared effective within 80 days of the Series B Closing, (ii) the Registration Statement ceases to remain effective for a specified period, or (iii) the conversion rights of the holders of the Series B Preferred Stock are suspended for any reason.

     The Series B Preferred Stock, together with any accrued and unpaid dividends, may be redeemed by the Company in whole or in part at any time after six months following the Series B Closing at a price equal to the market value of the Common Stock, assuming conversion of the Series B Preferred Stock at the then prevailing conversion price at the time of redemption.

     The holders of the Series B Preferred Stock may cause the Company to repurchase all or any portion of the holders' Series B Preferred Stock upon the occurrence of certain events, including the absence of closing bid prices for the Common Stock for ten consecutive trading days, the failure of the Common Stock to be listed for trading on AMEX, the New York Stock Exchange or the Nasdaq National Market, the Company's default in the performance of any material obligations under the transaction documents relating to the sale of Series B Preferred Stock, the inability of the holders of Series B Preferred Stock to use this Registration Statement for a period of 30 or more days after it is declared effective, and any merger of the Company in which stockholders of the Company do not hold at least 51% of the stock of the surviving company or in which the stock of the surviving company is not listed for trading on AMEX, the New York Stock Exchange or Nasdaq National Market. Such repurchase will be for cash at the market value of the Common Stock into which the Series B Preferred Stock could be converted at the time of repurchase, plus accrued dividends and interest. See "Prospectus Summary -- Recent Developments."

WARRANTS

     Investor Warrants

     The holders of Series B Preferred Stock have the right to convert all or a portion of the Series B Preferred Stock into units consisting of Common Stock and Investor Warrants. For every 10 shares of Common Stock issued upon conversion of the Series B Preferred Stock, the holder thereof shall be entitled to receive an Investor Warrant to purchase one share of Common Stock. Each Investor Warrant is exercisable for one share of Common Stock at 110% of the lower of the average closing bid price of the Company's Common Stock for the five days immediately preceding (i) the conversion notice date or (ii) the Series B Closing. The Investor Warrants are exercisable in full or in part at any time or from time to time for up to three years after the issuance date of the Investor Warrants. The exercise price of the Investor Warrants is subject to adjustment under certain circumstances, including dividends, stock splits, reorganizations, reclassification, and consolidations. The holders may elect to exercise the Investor Warrants, in whole or in part by receiving shares of Common Stock equal to the net issuance value upon surrender of the Investor Warrants.

     Finder's Warrants

     In connection with the issuance of Series B Preferred Stock to GFL Advantage Fund Limited and Genesee Fund Limited -- Portfolio B in a November 1996 private placement, the Company issued 37,500 Finder's Warrants to Wharton Capital Corporation in consideration for financial consulting services furnished to the Company. Each Finder's Warrant is exercisable for one share of Common Stock at $4.2625 per share, which price is equal to 110% of the closing price of the Company's Common Stock on the issuance date of the Finder's Warrants. The Finder's Warrants are exercisable in full or in part at any time or from time to time through November 5, 1999. The exercise price of the Finder's Warrants is subject to adjustment under certain circumstances, including dividends, stock splits, reorganizations, reclassifications and consolidations. The holders of the Finder's Warrants may elect to exercise the Finder's Warrants in whole or in part by receiving shares of Common Stock equal to the net issuance value upon surrender of the Finder's Warrants.

REGISTRATION RIGHTS

     Pursuant to a Registration Rights Agreement, dated February 3, 1995, by and among the Company and the undersigned holders of Common Stock, as amended (the "Registration Rights Agreement"), the holders of 30,542,802 shares of Common Stock are entitled to certain rights with respect to the registration of the Common Stock under the Securities Act. Under the terms of the Registration Rights Agreement, the Company is obligated to register the shares of Common Stock held by such holders under the Securities Act upon the request of the holders and the satisfaction of certain conditions, including a proposed aggregate offering price of at least $500,000. Furthermore, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of any holder of securities of the Company, the holders are entitled to written notice of such registration and are entitled to include, at the Company's expense, such shares of their Common Stock in such registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. All fees, costs and expenses of such registrations (other than underwriting discounts and commissions and legal expenses of such holders) will be borne by the Company.

     In addition, pursuant to registration rights agreements between the Company and certain of the Selling Security Holders, such holders are entitled to certain registration rights with respect to the Common Stock issuable upon conversion of their shares of Series B Preferred Stock and upon exercise of their Warrants under the Securities Act. Such registration rights will only become available to the Selling Security Holders if the Company fails to maintain the effectiveness of this Registration Statement as required by the registration rights agreements. See "Prospectus Summary -- Recent Developments."

DELAWARE TAKEOVER STATUTE AND CERTAIN CHARTER PROVISIONS

     The Company is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     The Company's Certificate of Incorporation provides that all stockholder actions must be effected at a duly called meeting and may not be effected by written consent. In addition, the Company's Certificate of Incorporation and Bylaws provide that only the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors pursuant to a resolution adopted by at least two directors are permitted to call a special meeting of stockholders. These and other provisions, including the creation of "blank check" preferred stock, could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing change in the management of the Company. See "Risk Factors -- Control by Affiliates; Anti-takeover Effects."

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation contains certain provisions permitted under Delaware Law relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Certificate of Incorporation also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by Delaware General Corporation Law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT

     The transfer agent for the Common Stock of the Company is Registrar and Transfer Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. As of October 31, 1996, the Company had approximately 104,732,381 shares of Common Stock outstanding. In February and August 1997, approximately 16,200,000 shares and 12,500,000 shares of Common Stock, respectively, will become eligible for sale in the public market pursuant to Rule 144 of the Securities Act upon expiration of the two-year holding period from the dates such shares were issued. The holders of approximately 30,542,802 shares of Common Stock are entitled to certain rights with respect to registration of such shares under the Securities Act. JTS has registered for sale on a Form S-8 Registration Statement under the Securities Act an aggregate of 8,985,000 shares of Common Stock reserved for issuance under JTS' Amended and Restated 1995 Stock Option Plan, 500,000 shares of Common Stock reserved for issuance under JTS' 1996 Non-Employee Directors' Stock Option Plan, and 900,000 shares of Common Stock reserved for issuance pursuant to the exercise of options granted under Atari's 1986 Stock Option Plan which were assumed by JTS in the Merger. Under Atari's 1986 Stock Option Plan, options to purchase 225,800 shares of Common Stock are currently issued and outstanding. See "Prospectus
Summary -- Recent Developments."

                              PLAN OF DISTRIBUTION

     The Company has been advised by the Selling Security Holders and the Registration Rights Holders that they intend to sell all or a portion of the shares of Common Stock offered hereby from time to time on AMEX, in privately negotiated transactions or otherwise and that sales will be made at fixed prices that may be changed, at market prices prevailing at the times of such sales, at prices related to such market prices or at negotiated prices. The Selling Security Holders and the Registration Rights Holders may also make private sales directly or through a broker or brokers, who may act as agent or as principal. In connection with any sales, the Selling Security Holders, the Registration Rights Holders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive no part of the proceeds of sales made hereunder.

     Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Security Holders or the Registration Rights Holders (and, if they act as agent for the purchaser of such shares of Common Stock, from such purchaser). Brokerage fees may be paid by the Selling Security Holders or the Registration Rights Holders, which may be in excess of usual and customary brokerage fees. Broker-dealers may agree with the Selling Security Holders or the Registration Rights Holders to sell a specified number of shares of Common Stock at a stipulated price, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Security Holders or the Registration Rights Holders, respectively, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Security Holders or the Registration Rights Holders, respectively. Broker-dealers who acquire shares of Common Stock as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on AMEX in privately negotiated transactions or otherwise at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     The Company and certain of the Selling Security Holders and the Registration Rights Holders have each agreed to indemnify the other against certain liabilities, including certain liabilities under the Securities Act.

     Any shares of Common Stock covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

     There can be no assurance that any of the Selling Security Holders or the Registration Rights Holders will sell any or all of the shares of Common Stock offered by them hereunder. See "Prospectus Summary -- Recent Developments."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of JTS Corporation (formerly Atari Corporation) and its subsidiaries as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of JTS Corporation (pre merger) and The Hard Disk Drive Division of Moduler Electronics (India) Private Limited included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports which include an explanatory paragraph describing uncertainties concerning the ability of the Company to continue as a going concern discussed in Note 1 to the financial statements.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are necessarily incomplete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. All material terms of the subject matter relating to any such statements or contracts are set forth in this Prospectus. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon payment of certain fees prescribed by the Commission.

     The Company is subject to the informational requirements of the Exchange Act of 1934, as amended, and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at the address set forth above, and at the regional offices maintained by the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates from the public reference facilities of the Commission at the address noted above. The Common Stock of the Company is traded on AMEX. Reports, proxy statements and other information concerning the Company may be inspected at AMEX, at 86 Trinity Place, New York, NY 10006-1881.

                              JTS CORPORATION AND
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
JTS CORPORATION (FORMERLY ATARI CORPORATION)
Report of Deloitte & Touche LLP.......................................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1994..........................   F-3
Consolidated Statements of Operations for the years ended December 31, 1995, 1994 and
  1993................................................................................   F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1995,
  1994, and 1993......................................................................   F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and
  1993................................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7
Unaudited Consolidated Balance Sheets as of October 27, 1996, January 28, 1996 and
  December 31, 1995...................................................................  F-15
Unaudited Consolidated Statements of Operations for the Nine Months Ended October 27,
  1996 and September 30, 1995 and for the Transition Period...........................  F-16
Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended October 27,
  1996 and September 30, 1995 and for the Transition Period...........................  F-17
Unaudited Notes to Consolidated Financial Statements..................................  F-18

JTS CORPORATION (PRE-MERGER)
Report of Arthur Andersen LLP.........................................................  F-20
Balance Sheets as of January 28, 1996 and January 29, 1995............................  F-21
Statements of Operations for the 52 weeks ended January 28, 1996 and for the period from inception (February 3, 1994) to January 29, 1995...............................  F-22
Statements of Stockholders' Deficit from inception (February 3, 1994) to
  January 28, 1996....................................................................  F-23
Statements of Cash Flows for the 52 weeks ended January 28, 1996 and for the period from inception (February 3, 1994) to January 29, 1995...............................  F-24
Notes to Financial Statements.........................................................  F-25
Unaudited Condensed Consolidated Balance Sheets as of July 28, 1996 and January 28,
  1996................................................................................  F-34
Unaudited Condensed Consolidated Statements of Operations for the Six Months Ended
  July 28, 1996 and July 30, 1995.....................................................  F-35
Unaudited Consolidated Statements of Cash Flows for the Six Months Ended July 28, 1996
  and July 30, 1995...................................................................  F-36
Unaudited Notes to Consolidated Financial Statements..................................  F-37

THE HARD DISK DRIVE DIVISION OF MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
Report of Arthur Andersen LLP.........................................................  F-38
Statements of Assets and Liabilities as of January 28, 1996 and January 31, 1995......  F-39
Statement of Revenues and Expenses for the period from February 1, 1995 to January 28,
  1996................................................................................  F-40
Statement of Cash Flows for the period from February 1, 1995 to January 28, 1996......  F-41
Notes to Financial Statements.........................................................  F-42

JTS CORPORATION
Unaudited Pro Forma Condensed Combined Financial Statements...........................  F-56
Unaudited Pro Forma Condensed Combined Statements of Operations.......................  F-57
Notes to Unaudited Pro Forma Condensed Combined Financial Statements..................  F-59

                        REPORT OF DELOITTE & TOUCHE LLP

To the Shareholders and Board of Directors of JTS Corporation:

     We have audited the accompanying consolidated balance sheets of JTS Corporation (formerly Atari Corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of JTS Corporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
March 1, 1996
(April 8, 1996 as to Note 16)

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                         1995          1994
                                                                       ---------     ---------
                                            ASSETS
CURRENT ASSETS:
  Cash and equivalents (including $700 and $4,450 held as restricted
     balances in 1995 and 1994)......................................  $  28,941     $  22,592
  Marketable securities..............................................     21,649        58,432
  Accounts receivable (less allowances for returns and doubtful accounts:
     1995, $4,221; 1994, $1,957).....................................      2,468         9,262
  Inventories........................................................     10,934        18,185
  Other current assets...............................................      1,134         4,717
                                                                       ---------     ---------
          Total current assets.......................................     65,126       113,188
GAME SOFTWARE DEVELOPMENT COSTS -- Net...............................        758         5,145
EQUIPMENT AND TOOLING -- Net.........................................        671         1,315
REAL ESTATE HELD FOR SALE............................................     10,468        10,741
OTHER ASSETS.........................................................        546           653
                                                                       ---------     ---------
          TOTAL......................................................  $  77,569     $ 131,042
                                                                       =========     =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable...................................................  $   4,954     $  15,341
  Accrued liabilities................................................      5,088         5,177
                                                                       ---------     ---------
          Total current liabilities..................................     10,042        20,518
                                                                       ---------     ---------
LONG-TERM OBLIGATIONS................................................     42,354        43,454
                                                                       ---------     ---------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value -- authorized, 10,000,000 shares;
     none outstanding................................................         --            --
  Common stock, $.01 par value -- authorized, 100,000,000 shares;
     outstanding: 1995, 63,687,118 shares; 1994, 63,648,535 shares...        637           636
  Additional paid-in capital.........................................    196,209       196,138
  Unrealized net gain on marketable securities.......................      7,088           542
  Accumulated translation adjustments................................       (663)       (1,724)
  Accumulated deficit................................................   (178,098)     (128,522)
                                                                       ---------     ---------
     Total shareholders' equity......................................     25,173        67,070
                                                                       ---------     ---------
          TOTAL......................................................  $  77,569     $ 131,042
                                                                       =========     =========

                See notes to consolidated financial statements.

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEARS ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
REVENUES...................................................  $ 14,626     $ 38,748     $ 29,108
COST AND EXPENSES:
  Cost of revenues.........................................    44,234       35,200       42,768
  Research and development.................................     5,410        5,775        4,876
  Marketing and distribution...............................    12,726       14,651        8,980
  General and administrative...............................     5,921        7,169        7,558
  Restructuring charges....................................        --           --       12,425
                                                             --------     --------     --------
          Total operating expenses.........................    68,291       62,795       76,607
                                                             --------     --------     --------
OPERATING LOSS.............................................   (53,665)     (24,047)     (47,499)
Settlements of patent litigation...........................        --       32,062           --
Exchange gain (loss).......................................        13        1,184       (2,234)
Other income...............................................     2,670          484          854
Interest income............................................     3,133        2,015        2,039
Interest expense...........................................    (2,309)      (2,304)      (2,290)
                                                             --------     --------     --------
          Income (loss) before income taxes................   (50,158)       9,394      (49,130)
Income tax credit..........................................        --           --          264
                                                             --------     --------     --------
INCOME (LOSS) BEFORE EXTRAORDINARY CREDIT..................   (50,158)       9,394      (48,866)
Extraordinary credit -- gain on extinguishment of 5 1/4%
  convertible subordinated debentures......................       582           --           --
                                                             --------     --------     --------
NET INCOME (LOSS)..........................................  $(49,576)    $  9,394     $(48,866)
                                                             ========     ========     ========
EARNINGS (LOSS) PER COMMON SHARE:
  Income (loss) before extraordinary credit................  $  (0.79)    $   0.16     $  (0.85)
  Net income (loss)........................................  $  (0.78)    $   0.16     $  (0.85)
  Number of shares used in computations....................    63,697       58,962       57,148

                See notes to consolidated financial statements.

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)


                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                             NOTES
                                                           RECEIVABLE                     UNREALIZED
                                                              FROM                         NET GAIN
                        COMMON STOCK        ADDITIONAL      SALE OF       ACCUMULATED         ON
                      -----------------      PAID-IN         COMMON       TRANSLATION     MARKETABLE     ACCUMULATED
                      SHARES     AMOUNT      CAPITAL         STOCK        ADJUSTMENTS     SECURITIES       DEFICIT        TOTAL
                      ------     ------     ----------     ----------     -----------     ----------     -----------     --------
BALANCES, JANUARY
  1, 1993..........   57,137      $571       $142,315         $(19)         $(3,234)        $   --        $ (89,050)     $ 50,583
Stock options
  exercised........       89         1            191                                                                         192
Common stock
  repurchased......      (11)                      (9)           9                                                             --
Collection of notes
  receivable.......                                              7                                                              7
Translation
  adjustments......                                                           2,438                                         2,438
Net loss...........                                                                                         (48,866)      (48,866)
                      ------      ----       --------         ----          -------         ------           ------      ---------

BALANCES, DECEMBER
  31, 1993.........   57,215       572        142,497           (3)            (796)            --         (137,916)        4,354
Sale of common
  stock............    6,277        63         53,270                                                                      53,333
Stock options
  exercised........      157         1            371                                                                         372
Collection of notes
  receivable.......                                              3                                                              3
Translation
  adjustments......                                                            (928)                                         (928)
Unrealized net gain
  on marketable
  securities.......                                                                            542                            542
Net income.........                                                                                           9,394         9,394
                      ------      ----       --------         ----          -------         ------           ------      ---------

BALANCES, DECEMBER
  31, 1994.........   63,649       636        196,138           --           (1,724)           542         (128,522)       67,070
Stock options
  exercised........       82         1            109                                                                         110
Stock
  repurchased......      (44)                     (38)                                                                        (38)
Translation
  adjustments......                                                           1,061                                         1,061
Unrealized net gain
  on marketable
  securities.......                                                                          6,546                          6,546
Net loss...........                                                                                         (49,576)      (49,576)
                      ------      ----       --------         ----          -------         ------           ------      ---------

BALANCES, DECEMBER
  31, 1995.........   63,687      $637       $196,209         $ --          $  (663)        $7,088        $(178,098)     $ 25,173
                      ======      ====       ========         ====          =======         ======           ======      =========

                See notes to consolidated financial statements.

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                    YEARS ENDED DECEMBER 31,
                                                                                               ----------------------------------
                                                                                                 1995         1994         1993
                                                                                               --------     --------     --------
OPERATING ACTIVITIES:
  Net income (loss)..........................................................................  $(49,576)    $  9,394     $(48,866)
  Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
  Gain from extinguishment of 5 1/4% convertible subordinated debentures.....................      (582)          --           --
  Depreciation and amortization..............................................................     1,970        2,619          361
  Provision for production tooling...........................................................       300           --           --
  Provision for doubtful accounts............................................................        50          194          232
  Provision for sales returns and allowances.................................................     5,028        1,563          457
  Provision for restructuring................................................................        --           --       12,425
  Gain on sale of marketable securities......................................................    (2,377)          --         (324)
  Provision for inventory valuation..........................................................    12,640        5,362       18,100
  Utilization of advertising barter credits..................................................     3,179           --           --
  Write-off of game software development costs...............................................    16,578          804           --
  Changes in operating assets and liabilities:
    Accounts receivable......................................................................     1,637       (5,383)      16,863
    Inventories..............................................................................    (5,389)     (14,177)         951
    Other assets.............................................................................       395         (336)       3,178
    Accounts payable.........................................................................   (10,372)       3,763       (4,925)
    Accrued liabilities......................................................................       (42)        (660)     (15,881)
                                                                                               --------     --------     --------
  Net cash provided (used) by operations.....................................................   (26,561)       3,143      (17,429)
                                                                                               --------     --------     --------
INVESTING ACTIVITIES:
  Sales and maturities of marketable securities..............................................    55,703           --        2,525
  Purchase of marketable securities..........................................................    (9,997)     (50,000)          --
  Purchases of property, equipment and tooling...............................................      (782)      (1,207)        (663)
  Sale of property...........................................................................        29        7,543           --
  Game software development costs............................................................   (12,791)      (5,810)        (789)
  Other assets...............................................................................       107          482          541
                                                                                               --------     --------     --------
  Net cash provided (used) by investing activities...........................................    32,269      (48,992)       1,614
                                                                                               --------     --------     --------
FINANCING ACTIVITIES:
  5 1/4% convertible subordinated debentures extinguished....................................      (518)          --           --
  Repayments of borrowings...................................................................        --       (7,642)        (259)
  Issuance of common stock, net..............................................................        72       53,708          199
                                                                                               --------     --------     --------
  Net cash provided (used) by financing activities...........................................      (446)      46,066          (60)
                                                                                               --------     --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS......................................     1,087         (684)        (356)
                                                                                               --------     --------     --------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS..............................................     6,349         (467)     (16,231)
CASH AND EQUIVALENTS:
  Beginning of year..........................................................................    22,592       23,059       39,290
                                                                                               --------     --------     --------
  End of year................................................................................  $ 28,941     $ 22,592     $ 23,059
                                                                                               ========     ========     ========
OTHER CASH FLOW INFORMATION:
  Interest paid..............................................................................  $  2,309     $  2,303     $  3,023
                                                                                               ========     ========     ========
  Income taxes refunded......................................................................  $     --     $   (426)    $   (225)
                                                                                               ========     ========     ========
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Exchange of inventory for advertising services.............................................  $     --     $  3,179     $     --
                                                                                               ========     ========     ========
  Exchange of property for retirement of debt................................................  $     --     $  1,891     $     --
                                                                                               ========     ========     ========

                See notes to consolidated financial statements.

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY

     Nature of Operations -- The Company designs and markets interactive multimedia entertainment systems and related software and peripheral products. Manufacture of these products is performed by third parties. The principal methods of distribution are through mass market retailers, consumer electronic specialty stores and distributors of electronic products.

     Product Focus -- Since 1992, the Company has focused its research and development effort on its 64-bit Jaguar interactive multimedia entertainment system. This product was introduced in 1993 and, in 1995 and 1994, 68% and 76% of revenues, respectively, were associated with this product. Sales of the Jaguar in 1995 were disappointing and the Company is currently test marketing different price points and software bundles for the Jaguar in an attempt to sell its substantial inventory of such products.

     In December 1994, the Company planned price reductions beginning in early 1995 and recognized the impact of this decision on finished and in-process inventory through a write-down of inventory of $3.6 million, which is included in cost of sales in the fourth quarter of 1994. In December 1995, the Company planned further price reductions beginning in early 1996 and recognized the impact of this decision through a $10.9 million write-down of inventory, which is included in cost of sales in the fourth quarter of 1995.

     The Company continues to carry limited quantities of its older 8-bit and 16-bit video games and computer product lines. As a result of rapid technological change and intense competition, the Company wrote down inventories of these products by $18.1 million in 1993 which was included in cost of sales.

     Estimates -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect recorded amounts of assets, liabilities, revenues and expenses as of the dates and for the periods presented. In connection with the change of the Company's focus, measurement of assets and liabilities is dependent upon management's ability to accurately predict future operating results. Actual results could differ from these estimates.

     Restructuring -- The Company has active operations in the United States and the United Kingdom. During 1993 and 1992, the Company significantly restructured its operations around the world, closing operations in Australia and the Far East, in several European countries and in Canada and Mexico. These operational closures resulted in the bankruptcy of subsidiaries in Australia and Germany and may result in the voluntary or involuntary liquidation or bankruptcy of other subsidiary companies. Charges for restructuring have been separately reported in the consolidated statements of operations for 1993. The remaining accruals of $351,000 at December 31, 1995 relate to employee benefits in Italy and lease obligations in the Netherlands.

2. SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the Company and its subsidiaries. All transactions and balances between the companies are eliminated.

     Cash and Equivalents -- Cash equivalents are stated at cost, which approximates market value, have maturities not exceeding ninety days upon acquisition and generally consist of certificates of deposit, time deposits, treasury notes and commercial paper.

     Marketable Securities -- Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Marketable securities are carried as available-for-sale securities and reported at the fair market value. The cumulative effect of adoption of SFAS 115 as of January 1, 1994 was not material. Unrealized gains and losses are reported as a separate component of shareholders' equity. Realized gains and losses are recorded in the statements of operations and realized gains were $2.4 million in 1995. The cost of securities sold is based on average cost.

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

     Inventories -- Inventories are stated at the lower of cost or market. Cost is computed using standard costs which approximate actual cost on a first-in, first-out basis. Market for each of the Company's product lines is determined by reference to expected sales prices less direct selling expenses.

     Prepaid Advertising -- Included in other current assets at December 31, 1994 is $3.2 million of prepaid advertising resulting from a barter transaction. The amount recorded as prepaid advertising equals the carrying value of certain inventory exchanged for advertising credits. The Company expensed the prepaid advertising as utilized during 1995.

     Equipment and Tooling -- Equipment and tooling are stated at cost. Depreciation on equipment is computed using the straight-line method based on estimated useful lives of the assets of two to five years. Tooling is depreciated on a units of production basis. Leasehold improvements are amortized over the estimated useful life or lease term, as appropriate. Fully depreciated assets, and related depreciation, are excluded from the consolidated financial statements.

     Real Estate Held for Sale -- Real property associated with closed operations in the U.S. is stated at estimated market value as determined by recent valuations, appraisals or pending sales offers.

     Revenue Recognition -- Sale of consoles, software game cartridges and related products are recorded as revenue at the time of shipment to customers. Concurrently, the Company establishes reserves for estimated returns, which are recorded as a reduction of sales, and for cooperative advertising allowances, which are recorded as marketing and distribution expense. Royalty revenues are recognized when earned and collection is probable.

     Income Taxes -- The Company adopted SFAS No. 109 "Accounting for Income Taxes" in the first quarter of 1993 which requires an asset and liability method for financial accounting and reporting of income taxes. The impact of the adoption of SFAS 109 was not material.

     Foreign Currency Translation -- Assets and liabilities of operations outside the United States are translated into United States dollars using current exchange rates, and the effects of foreign currency translation adjustments are deferred and included as a component of shareholders' equity.

     Income (Loss) per Common Share -- Per share amounts are computed based on the weighted average number of common and dilutive common equivalent shares (stock options) outstanding during each period. The effect of the assumed conversion of the 5 1/4% convertible subordinated debentures was antidilutive for all periods presented and excluded from the computation.

     Fiscal Year -- The Company uses a 52/53 week fiscal year which ends on the Saturday closest to December 31. All fiscal years presented contain 52 weeks. For simplicity of presentation, the date December 31 is used to represent the fiscal year end.

     Reclassifications -- Certain items have been reclassified in the 1994 and 1993 financial statements to conform to the 1995 presentation and had no effect on operating results or shareholders' equity.

     Recently Issued Pronouncements -- In October 1995, the Financial Accounting Standards Board issued FASB No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard will be effective for the Company beginning in 1996, and requires measurement of awards made beginning in 1995. The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro forma net income and earnings per share as if the Company had applied the new method of accounting. The Company intends to follow these

                  JTS CORPORATION (FORMERLY ATARI CORPORATION) disclosure requirements for its employee stock plans. As a result, adoption of the new standard will not impact reported earnings or earnings per share, and will have no effect on the Company's cash flows.

3. FINANCIAL INSTRUMENTS

     Marketable Securities -- Marketable securities available for sale consist of (in thousands):

                                                  DECEMBER 31, 1995                     DECEMBER 31, 1994
                                          ----------------------------------    ----------------------------------
                                                                    GROSS                                 GROSS
                                          AMORTIZED    MARKET     UNREALIZED    AMORTIZED    MARKET     UNREALIZED
                 ISSUE                      COST        VALUE       GAINS         COST        VALUE       GAINS
----------------------------------------  ---------    -------    ----------    ---------    -------    ----------
Equity securities --
  Dixon common stock....................   $ 4,565     $11,606      $7,041       $ 7,890     $ 8,432     $    542
Government securities --
  Federal Home Loan Bank................     4,993       5,026          33            --          --           --
  Federal Home Loan Mortgage Corp.......     5,003       5,017          14            --          --           --
Foreign government debt securities --
  Eurodollar notes......................        --          --          --        50,000      50,000           --
                                             -----     -------     -------        ------
    Total marketable securities.........   $14,561     $21,649      $7,088       $57,890     $58,432     $    542
                                             =====     =======     =======        ======

     The contractual maturities of the government securities range from two to four years. The Eurodollar notes matured during 1995.

     Concentration of Credit Risk -- The Company sells to mass market retailers, consumer electronic specialty stores and to distributors of electronic products throughout the United States and Europe. The Company makes ongoing credit evaluations of customers and, at times, requires letters of credit from some foreign customers. Sales to foreign customers are generally stated in the currency of the customer. To date, the Company has not entered into hedges of these foreign currency exposures.

     Fair Value of Financial Instruments -- In accordance with the provisions of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," which requires the disclosure of fair value information about both on and off balance sheet financial instruments where it is practicable to estimate the value, the Company has estimated the fair value of its financial instruments. The estimated fair value of the 5 1/4% convertible subordinated debentures at December 31, 1995 was approximately $20 million based primarily on quoted market prices. The carrying amounts of the remainder of the Company's financial instruments, including cash and equivalents, marketable securities, accounts receivable and accounts payable, approximate fair values due to their short maturities.

4. INVENTORIES

     Inventories at December 31 consist of the following (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Finished goods...................................................  $ 9,927     $15,799
    Raw materials and work-in-process................................    1,007       2,386
                                                                       -------     -------
         Total.......................................................  $10,934     $18,185
                                                                       =======     =======

5. GAME SOFTWARE DEVELOPMENT COSTS

     Internal game software development costs are expensed as incurred as these costs relate primarily to development tools. External development costs are capitalized once technological feasibility has been determined. During 1995 and 1994, the Company capitalized $12.8 million and $5.8 million, respectively, of

                  JTS CORPORATION (FORMERLY ATARI CORPORATION) amounts paid to third parties, primarily as prepaid licenses, in connection with game development for the Jaguar. The Company amortizes such costs over the shorter of 12 months from game introduction or the estimated unit sales of the game title. The Company assesses the recoverability of capitalized games software development costs in light of many factors, including, but not limited to, anticipated future revenues, estimated economic useful lives and changes in software and hardware technologies. Amortization expense and adjustments for management's assessment of recoverability were $17.1 million (including a write-off of $16.6 million) and $1.5 million (including a write-off of $804,000) for the years ended December 31, 1995 and 1994, respectively.

6. EQUIPMENT AND TOOLING

     Equipment and tooling at December 31 consists of the following (in thousands):

                                                                         1995       1994
                                                                        ------     -------
    Equipment and tooling.............................................  $1,526     $ 1,874
    Furniture and fixtures............................................     198         708
    Leasehold improvements............................................      --          43
                                                                        ------     -------
    Total.............................................................   1,724       2,625
    Accumulated depreciation and amortization.........................    (753)     (1,310)
    Reserve for production tooling....................................    (300)         --
                                                                        ------     -------
    Equipment and tooling -- net......................................  $  671     $ 1,315
                                                                        ======     =======

7. REAL ESTATE HELD FOR SALE

     Property held for sale at December 31, 1995 consists of nine properties in California and Texas, from the discontinued consumer electronics and home entertainment products operation. Certain of the properties have rental tenants, although all properties are available for sale. Rental income, net of rental expense and depreciation, is included in other income (expense) and was not material. Disposals in 1994 represented the Company's building in Germany and land and building in France, which were disposed of with no significant gain or loss.

8. ACCRUED LIABILITIES

     Accrued liabilities at December 31 consist of the following (in thousands):

                                                                      1995       1994
                                                                     ------     ------
        Accrued interest...........................................  $1,483     $1,513
        Accrued game software development costs....................   1,525         --
        Accrued restructuring charge...............................     351        719
        Accrued royalties..........................................      28        320
        Other......................................................   1,701      2,625
                                                                     ------     ------
        Total......................................................  $5,088     $5,177
                                                                     ======     ======

9. LETTERS OF CREDIT AND RESTRICTED CASH

     At December 31, 1995, cash balances of $700,000 were collateral for outstanding commercial letters of credit associated with inventory components and software development. At December 31, 1994, cash balances of $4.5 million were collateral for outstanding letters of credit.

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

10. LONG-TERM DEBT OBLIGATIONS

     Convertible Subordinated Debentures -- The Company has $42.4 million of
5 1/4% convertible subordinated debentures due April 29, 2002. The debentures may be redeemed at the Company's option, upon payment of a premium. The debentures, at the option of the holders, are convertible into common stock at $16.3125 per share. At December 31, 1995, 2,596,414 shares of common stock were reserved for issuance upon conversion. Default with respect to other indebtedness of Atari Corporation in an aggregate amount exceeding $5 million would result in an event of default whereby the outstanding debentures would be due and payable immediately.

     In 1995, the Company reacquired in the open market and extinguished $1.1 million face value of these debentures for $500,000, resulting in an extraordinary credit of $582,000.

     Term Loans on Real Estate in Europe -- At December 31, 1993, the Company had two secured term loans outstanding totaling $7.5 million for its building in Germany and a term loan of $2.0 million for its land and building in France. These loans were repaid or exchanged in 1994 from the sale or transfer of the properties.

11. SETTLEMENTS OF PATENT LITIGATION

     During the first quarter of 1994, the Company received $2.2 million with respect to the settlement of litigation between the Company, Atari Games Corporation and Nintendo. Although not part of the litigation, the Company sold 1,500,000 shares of its common stock to Time Warner (parent company of Atari Games Corporation), Inc. for $12.8 million.

     During the fourth quarter of 1994, the Company completed a comprehensive agreement ("Agreement") with Sega Enterprises, Ltd. ("Sega") concerning resolution of disputes, equity investment and patent and product licensing agreements. The results of the Agreement were as follows: (i) Sega acquired 4,705,883 shares of the Company's common stock for $40.0 million; (ii) the Company received a payment of $29.8 million ($50.0 million from Sega, net of $20.2 million of legal fees and associated costs) in exchange for a license from Atari covering the use of a library of Atari patents issued between 1977 through 1984 (excluding patents which exclusively claim elements of the Company's JAGUAR and LYNX products) through the year 2001; and (iii) the Company and Sega agreed to cross-license up to five software game titles each year through the year 2001.

12. INCOME TAXES

     The credit for income taxes consists of the following (in thousands):

                                                                1995     1994     1993
                                                                ----     ----     -----
        Current:
          Federal.............................................   $--      $--     $  --
          Foreign.............................................   --       --       (264)
          State...............................................   --       --         --
                                                                 --       --
                                                                                  -----
        Income tax credit.....................................   $--      $--     $(264)
                                                                 ==       ==      =====

     At December 31, 1995, the Company has a U.S. income tax operating loss carryforward of $165 million which expires in 2006 through 2010, a research and development tax credit carryforward of $1.8 million which expires in 2002 through 2010, and a California income tax operating loss carryforward of $60 million which expires as follows: $16.4 million in 1997, $16.7 million in 1998, $1.6 million in 1999 and $21.8 million in 2000.

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

     The effective income tax rates for 1995, 1994 and 1993 were 0%, 0%, and
(1)%, respectively, and differ from the federal statutory rate of 35% as follows (in thousands):

                                                            1995        1994         1993
                                                          --------     -------     --------
    Computed at federal statutory rates.................  $(17,402)    $ 3,288     $(17,103)
    Valuation allowance.................................    18,604      (3,288)      16,821
    Effect of foreign tax rates different than statutory
      rates and utilization of foreign loss
      carrybacks........................................        --          --           16
    Other...............................................    (1,202)         --            2
                                                          --------     -------     --------
    Income tax credit...................................  $     --     $    --     $   (264)
                                                          ========     =======     ========

     The components of the net deferred tax asset at December 31 consist of (in thousands):

                                                                   1995         1994
                                                                 --------     --------
        Deferred tax assets:
        U.S. operating loss carryforwards......................  $ 57,706     $ 42,149
        State operating loss carryforwards.....................     3,820        2,321
        Capital loss carryforwards.............................     1,035        1,804
        Research and development tax credit carryforwards......     1,813        1,370
        Inventory reserves.....................................     3,237        2,781
        Restructuring charges..................................        50          239
        Capitalized game software development costs............     3,022           --
        Other items............................................     4,411        5,826
                                                                 --------     --------
        Subtotal...............................................    75,094       56,490
        Valuation allowance....................................   (75,094)     (56,490)
                                                                 --------     --------
        Net deferred tax asset.................................  $     --     $     --
                                                                 ========     ========

     Due to the uncertainty surrounding the timing and realization of the benefits of its favorable tax attributes in future years, the Company has established a valuation allowance to offset its net deferred tax assets.

     Current federal and state tax law includes certain provisions limiting the use of net operating loss carryforwards in the event of certain defined changes in stock ownership. The annual use of the Company's net operating loss carryforwards could be limited according to these provisions, and there can be no assurance that such limitations will not result in the loss of carryforward benefits during the carryforward period.

13. STOCK OPTIONS

     The Company's stock option plan and restricted stock plan provide for the issuance of up to 3,000,000 shares of common stock through the issuance of incentive stock options to employees and nonqualified stock options and restricted stock to employees, directors and consultants. Under the plans, stock options or restricted stock may be granted at not less than fair market value as determined by the Board of Directors. Stock options become exercisable as established by the Board (generally ratably over five years) and expire up to ten years from date of grant. The Company's right to repurchase restricted stock lapses over a maximum period of five years. At December 31, 1995, options for 551,925 shares were exercisable and options for 602,310 shares were available for future grant. At December 31, 1995, no restricted stock under the restricted stock plan had been issued.

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

     Additional information with respect to the stock option plan is as follows:

                                                                  OPTION PRICE
                                                                RANGE PER SHARE
                                                 NUMBER OF     ------------------
                                                  OPTIONS       LOW         HIGH         TOTAL
                                                 ---------     ------       -----     -----------
    Outstanding, January 1, 1993...............    970,400     $1.500    -  $7.50     $ 3,131,450
    Granted....................................    535,583      0.875    -   4.75       1,045,093
    Exercised..................................    (89,300)     0.875    -   3.00        (195,463)
    Cancelled..................................   (222,500)     0.875    -   6.00        (831,625)
                                                 ---------
    Outstanding, December 31, 1993.............  1,194,183      0.875    -   7.50       3,149,455
    Granted....................................    289,500      2.250    -   7.00       1,467,750
    Exercised..................................   (157,065)     0.875    -   6.25        (372,403)
    Cancelled..................................    (18,160)     1.675    -   7.50         (93,980)
                                                 ---------
    Outstanding, December 31, 1994.............  1,308,458      0.875    -   7.00       4,150,822
    Granted....................................  1,487,000      1.438    -   3.81       3,970,814
    Exercised..................................    (82,333)     0.875    -   2.00        (110,250)
    Cancelled..................................   (615,600)     0.875    -   7.00      (2,135,175)
                                                 ---------
    Outstanding, December 31, 1995.............  2,097,525     $0.875    -  $5.25     $ 5,876,211
                                                 =========

14. SEGMENT INFORMATION

     The Company operates in one industry segment -- the design and sale of consumer electronic products.

     The Company's foreign operations at December 31, 1995 consist of sales and distribution facilities in Europe. Transfers between geographic areas are accounted for at amounts generally above cost and in accordance with the rules and regulations of the respective governing tax authorities. Corporate assets are primarily cash and equivalents, marketable securities and real estate held for sale.

     The following tables present a summary of operations by geographic region (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                     ----------------------------------
                                                       1995         1994         1993
                                                     --------     --------     --------
        Revenues from unaffiliated customers:
        North America..............................  $  8,163     $ 23,158     $  7,390
        Export sales from North America............     1,868        8,538           --
        Europe.....................................     4,595        7,052       18,548
        Other......................................        --           --        3,170
                                                      -------      -------      -------
                  Total............................  $ 14,626     $ 38,748     $ 29,108
                                                      =======      =======      =======
        Transfer between geographic areas
          (eliminated in consolidation):
        North America..............................  $  4,041     $  1,046     $ 17,781
        Europe.....................................        68        1,895       25,284
        Other......................................        --           --          102
                                                      -------      -------      -------
                  Total............................  $  4,109     $  2,941     $ 43,167
                                                      =======      =======      =======

                  JTS CORPORATION (FORMERLY ATARI CORPORATION)

                                                          YEARS ENDED DECEMBER 31,
                                                       1995         1994         1993
                                                     -------      -------      -------
        Operating loss:
        North America..............................  $(51,036)    $(21,600)    $(14,025)
        Europe.....................................    (2,629)      (2,447)     (19,741)
        Other......................................        --           --      (13,733)
                                                      -------      -------      -------
                  Total............................  $(53,665)    $(24,047)    $(47,499)
                                                      =======      =======      =======
        Identifiable assets at December 31:
        North America..............................  $ 14,588     $ 37,627     $ 17,369
        Europe.....................................     1,856        1,650        5,801
        Corporate assets...........................    61,125       91,765       51,663
                                                      -------      -------      -------
                  Total............................  $ 77,569     $131,042     $ 74,833
                                                      =======      =======      =======

     No single customer accounted for more than 10% of total revenues for the years ended December 31, 1995, 1994 or 1993.

15. COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases various facilities and equipment under noncancellable operating lease arrangements. These leases generally provide renewal options of five additional years. Minimum future lease payments under noncancellable operating leases as of December 31, 1995 are as follows (in thousands):

                1996................................................  $  670
                1997................................................     460
                1998................................................     183
                1999................................................      85
                2000................................................      74
                                                                      ------
                          Total minimum lease payments..............  $1,472
                                                                      ======

     Rent expense for operating leases was $1,193,000, $1,218,000 and $1,251,000 for the years 1995, 1994 and 1993, respectively.

     Certain claims and suits arising in the ordinary course of business have been filed or are pending against the Company. The number of such claims has increased as the Company significantly downsized its development operations. In the opinion of management, all such matters have been adequately provided for, are without merit, or are such that if settled unfavorably would not have a material adverse effect on the Company's consolidated financial position and results of operations.

16. SUBSEQUENT EVENT

     On February 12, 1996, the Company entered into a merger agreement with JT Storage, Inc. (JTS) providing for the merger of the Company and JTS. On April 8, 1996, the merger agreement was amended and restated. JTS was incorporated on February 3, 1994 to develop, market and manufacture hard disk drives. The merger requires shareholder approval and is expected to be consummated in the second quarter of 1996. In connection with the merger, the Company extended a bridge loan to JTS in the amount of $25.0 million maturing on September 30, 1996 with a stated interest rate of 8 1/2% per annum. If the merger is not consummated, the bridge loan is convertible at the option of Atari or JTS into shares of JTS Series A Preferred Stock and warrants to acquire JTS Series A Preferred Stock, subject to certain conditions.

                                JTS CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                         JANUARY 28,     DECEMBER 31,
                                                                            1996             1995
                                                         OCTOBER 27,     -----------     ------------
                                                            1996         (UNAUDITED)
                                                         -----------
                                                         (UNAUDITED)
                                               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents (including $1,400, $700 and
     $700 held as restricted balances at October 27,
     1996, January 28, 1996, and December 31, 1995,
     respectively).....................................   $   10,594      $   31,790      $   28,941
  Marketable securities................................           --          16,460          21,649
  Accounts receivable (less allowances for doubtful
     accounts of $2,972, $4,036 and $4,221 at October
     27, 1996, January 28, 1996 and December 31, 1995,
     respectively).....................................       12,854           2,784           2,468
  Inventories (See Note 3).............................       15,602           5,666          10,934
  Other current assets.................................        3,370           1,895           1,134
                                                           ---------       ---------       ---------
     Total current assets..............................       42,420          58,595          65,126
Equipment and leasehold improvements...................       26,832             599           1,429
Real estate held for sale..............................           --          10,443          10,468
Acquired technology (See Note 2).......................       21,580              --              --
Goodwill (See Note 2)..................................       17,314              --              --
Other assets...........................................          472             538             546
                                                           ---------       ---------       ---------
TOTAL ASSETS...........................................   $  108,618      $   70,175      $   77,569
                                                           =========       =========       =========
                                LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank line of credit..................................   $    9,932      $       --      $       --
  Accounts payable.....................................       33,231           4,317           4,954
  Other accrued liabilities............................        8,785           5,862           5,088
  Current portion of long-term obligations.............        2,242              --              --
                                                           ---------       ---------       ---------
TOTAL CURRENT LIABILITIES..............................       54,191          10,178          10,042
                                                           ---------       ---------       ---------
LONG-TERM OBLIGATIONS..................................       54,088          42,354          42,354
                                                           ---------       ---------       ---------
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value -- authorized,
     10,000,000 shares; none outstanding...............
  Common stock, $.01 par value -- authorized,
     150,000,000 shares; (outstanding: 104,689,064,
     63,690,318 and
     63,687,118 shares at October 27, 1996, January 28,
     1996 and December 31, 1995, respectively).........        1,047             637             637
  Additional paid-in capital...........................      310,875         196,213         196,209
  Notes receivable from shareholders...................       (2,510)             --              --
  Unrealized gain (loss) on marketable securities......           --           3,930           7,088
  Accumulated translation adjustments..................           --            (694)           (663)
  Accumulated deficit..................................     (309,073)       (182,443)       (178,098)
                                                           ---------       ---------       ---------
     Total Shareholders' Equity........................          340          17,643          25,173
                                                           ---------       ---------       ---------
                                                          $  108,618      $   70,175      $   77,569
                                                           =========       =========       =========

           (See Condensed Notes to Consolidated Financial Statements)

                                JTS CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
       FOR THE NINE MONTHS ENDED OCTOBER 27, 1996 AND SEPTEMBER 30, 1995
         AND FOR THE ONE MONTH TRANSITION PERIOD ENDED JANUARY 28, 1996
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   UNAUDITED

                                                                NINE MONTHS ENDED           ONE MONTH
                                                           ----------------------------   PERIOD ENDED
                                                           OCTOBER 27,    SEPTEMBER 30,    JANUARY 28,
                                                              1996            1995            1996
                                                           -----------    -------------   -------------
NET SALES................................................   $   35,056      $  11,824        $   735
                                                               =======        =======        =======
COST AND EXPENSES:
  Cost of sales..........................................       39,122         18,534          6,156
  Acquired in-process research and development...........      110,012             --             --
  Amortization of existing technology....................        1,962             --             --
  Research and development...............................        6,262          4,552            161
  Selling, general and administrative....................        5,705         12,587          1,089
                                                               -------        -------        -------
Total operating expenses.................................      163,063         35,673          7,406
                                                               -------        -------        -------
OPERATING LOSS...........................................     (128,007)       (23,849)        (6,671)
Exchange gains (loss)....................................         (604)            (2)          (115)
Other income (loss), net.................................        3,707          1,174          2,533
Interest income..........................................          673          2,536            112
Interest expense.........................................       (2,415)        (1,740)          (189)
                                                               -------        -------        -------
NET INCOME (LOSS)........................................   $ (126,646)     $ (21,881)       $(4,330)
                                                               =======        =======        =======
LOSS PER COMMON SHARE....................................   $    (1.55)     $   (0.34)       $ (0.07)
                                                               =======        =======        =======
Number of shares used in computations....................       81,678         63,643         63,687
                                                               =======        =======        =======

           (See Condensed Notes to Consolidated Financial Statements)

                                JTS CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED         ONE MONTH
                                                             ---------------------------   PERIOD ENDED
                                                             OCTOBER 27,   SEPTEMBER 30,   JANUARY 28,
                                                                1996           1995            1996
                                                             -----------   -------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net cash provided (used) by operating activities.........   $ (10,081)     $ (25,683)      $ (1,589)
                                                              ---------      ---------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash acquired in JTS merger..............................         684             --             --
  Sale of marketable securities............................      16,460         46,698          4,467
  Purchase of property and equipment.......................     (11,125)          (364)             3
  Stock dividend received on investment....................          --             82             --
  Borrowing by JTS.........................................     (30,000)            --             --
  Decrease in other assets.................................          --            279             --
  Game software development costs..........................          --         (7,632)            --
  Sale of real estate......................................      10,000             --             --
                                                              ---------      ---------       --------
  Net cash provided (used) by investing activities.........     (13,981)        39,063          4,470
                                                              ---------      ---------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment on line of credit................................        (467)            --             --
  Payment on promissory note...............................      (1,965)            --             --
  Payment on capital leases................................        (215)            --             --
  Extinguishment of 5 1/4% convertible subordinated
     debentures............................................          --            (53)            --
  Issuance of common stock.................................       1,471             46              4
  Bank Borrowing...........................................       4,042             --             --
                                                              ---------      ---------       --------
  Net cash provided (used) by financing activities.........       2,866             (7)             4
                                                              ---------      ---------       --------
EFFECT OF EXCHANGE RATE CHANGES............................          --             41            (36)
                                                              ---------      ---------       --------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS............     (21,196)        13,414          2,849
CASH AND EQUIVALENTS:
  Beginning of period......................................      31,790         22,592         28,941
                                                              ---------      ---------       --------
  End of period............................................   $  10,594      $  36,006       $ 31,790
                                                              =========      =========       ========
OTHER CASH FLOW INFORMATION FROM CONTINUING OPERATIONS:
  Interest paid............................................   $   3,102      $   2,306       $     --
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Unrealized gain on marketable securities.................   $      --      $   5,265       $     --
  Issuance of common stock and assumptions of warrants and
     employee stock options in connection with the
     Merger................................................     111,093             --             --
  Liabilities of $84,308 assumed net of related assets of
     $45,297 acquired from the Merger......................      39,011             --             --
  Extinguishment of note receivable from JTS acquisition...      30,000             --             --

           (See Condensed Notes to Consolidated Financial Statements)

                                JTS CORPORATION

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION

     The condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in Atari Corporation's 1995 Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

     The unaudited condensed financial statements included herein reflect all adjustments (which include only normal, recurring adjustments), which are, in the opinion of management, necessary to state fairly the results for the periods presented. The results for such periods are not necessarily indicative of the results to be expected for the full fiscal year.

     On July 30, 1996, Atari Corporation ("Atari") was merged with and into JTS Corporation ("JTS") and the separate existence of Atari ceased. Although the business combination resulted in Atari merging into the JTS legal entity, the substance of the transaction was that Atari, as a public company with substantially greater operating history and net worth owns approximately 62% of the equity of the merged company. Therefore for accounting purposes the merger was accounted for as a purchase of JTS by Atari. See Note 2.

     Subsequent to the merger, the Company changed its fiscal year from a 52/53 week fiscal year ending on the Saturday closest to December 31 to a 52/53 week fiscal year ending on the Sunday closest to January 31. Accordingly, the Company's current fiscal year commenced on January 29, 1996 and the current quarter ended on October 27, 1996. The unaudited condensed consolidated statement of operations for the nine months ended October 27, 1996 reflects the results of Atari's operations from January 29, 1996 through October 27, 1996 and of JTS' operations from July 30, 1996 (the merger date) through October 27, 1996. The financial statements for the transition period from January 1, 1996 to January 28, 1996 are included also.

     Due to this fiscal year change, the end of the fiscal 1997 quarter does not coincide with the end of the fiscal 1996 quarter. The Company did not recast the financial information for the prior fiscal year as management believes that financial statements for the quarters of the preceding year are nearly comparable to the quarters in the newly adopted fiscal year and that there are no seasonal factors and other factors that could affect the comparability of the information or trends reflected.

     As of October 27, 1996, JTS had a working capital deficit of $11.8 million and net worth of $0.3 million and incurred an operating loss of $128.0 million for the nine-month period ended October 27, 1996. In early November 1996, the Company completed a $15 million private financing involving the sale of its Series B Convertible Preferred Stock. JTS anticipates that with proceeds from the sale of the preferred stock together with possible additional borrowing arrangements and/or public offering of debt and equity securities, it will be able to fund operations through at least the end of the next fiscal year.

NOTE 2.  MERGER WITH JTS CORPORATION ("JTS")

     Prior to the merger with JTS discussed above, Atari had made a $30 million loan to JTS and upon consummation of the merger the loan was cancelled. The merger was accounted for as a purchase of JTS by Atari and accordingly, the operating results of JTS from July 30, 1996, the date of the merger forward was combined with Atari's nine-month operating results. The aggregate purchase price of $112.5 million has been allocated to the acquired assets and liabilities of JTS. The allocation resulted in $133.5 million allocated to purchased technology, $110 million of which represented in-process research and development. The $110

                                JTS CORPORATION

                                  (UNAUDITED)

million was expensed in the accompanying statements of operations for the nine months ended October 27, 1996, as the technology had not yet reached technological feasibility and does not have alternative future uses.

     The purchase price was preliminarily allocated as follows (in thousands):

    Inventory, trade accounts receivables and other current assets............   $ 24,697
    Equipment and tooling.....................................................     20,600
    In-process research and development.......................................    110,012
    Existing technology.......................................................     23,542
    Goodwill..................................................................     17,956
    Liabilities assumed.......................................................    (84,308)
                                                                                 --------
         Net assets acquired..................................................   $112,499
                                                                                 ========

     In April 1996, the Company acquired 90% of the outstanding shares of Moduler Electronics, a disk drive manufacturer. The Company acquired the stock in consideration for 1,911,673 shares of the Company's Series A preferred stock and a warrant to purchase 750,000 shares of the Company's common stock at an exercise price of $0.25 per share. The acquisition was accounted for as a purchase.

     In connection with the acquisition, net assets acquired were as follows:

        Inventories and other current assets..............................  $  9,542
        Equipment and leasehold improvements..............................     7,754
        Current liabilities assumed.......................................   (12,681)
        Long-term liabilities assumed.....................................    (2,768)
                                                                            --------
                  Net assets acquired.....................................  $  1,847
                                                                            ========

     The following unaudited proforma financial information shows the results of operations for the nine months ended October 27, 1996 and for the nine months ended October 28, 1995 as if the JTS acquisition and JTS' acquisition of Moduler Electronics had occurred at the beginning of each period presented. The results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of each of the respective periods presented or of future operations of the combined companies. The proforma results for 1996 combine Atari's, JTS' and Moduler Electronics' results for the nine months ended October 27, 1996. The proforma results for 1995 combine Atari's results for the nine months ended September 30, 1995 with JTS' and Moduler Electronics' nine months ended October 28, 1995. The following unaudited proforma results include the straight-line amortization of intangibles over periods ranging from three years to seven years.

                                                                       NINE MONTHS ENDED
                                                                     ---------------------
                                                                       1996        1995
                                                                     ---------   ---------
    Revenue........................................................  $  68,821   $  17,826
    Gross Margin...................................................    (15,044)    (10,232)
    Net (loss).....................................................   (167,284)    (47,035)
    Net (loss) per share...........................................  $   (1.61)  $   (0.45)
    Weighted average common shares outstanding.....................    103,658     103,642

NOTE 3.  INVENTORIES

     Inventories consist of the following (in thousands):

                                                          OCTOBER 27,   JANUARY 28,   DECEMBER 31,
                                                             1996          1996           1995
                                                          -----------   -----------   ------------
    Finished goods......................................    $ 1,926       $ 5,378       $  9,927
    Raw materials and work-in-process...................     13,676           298          1,007
                                                            -------        ------        -------
         Total..........................................    $15,602       $ 5,666       $ 10,934
                                                            =======        ======        =======

                         REPORT OF ARTHUR ANDERSEN LLP

To the Board of Directors of
  JTS Corporation:

     We have audited the accompanying balance sheets of JTS Corporation (a Delaware corporation), formerly JT Storage, Inc., as of January 28, 1996 and January 29, 1995, and the related statements of operations, stockholders' deficit and cash flows for the year ended January 28, 1996 and the period from inception (February 3, 1994) to January 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JTS Corporation as of January 28, 1996 and January 29, 1995, and the results of its operations and its cash flows for the year ended January 28, 1996 and the period from inception (February 3, 1994) to January 29, 1995, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN LLP
San Jose, California
April 4, 1996

                  JTS CORPORATION (PRIOR TO MERGER -- NOTE 10)

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        JANUARY 28,     JANUARY 29,
                                                                           1996            1995
                                                                        -----------     -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................................   $     547        $    --
  Trade accounts receivable, less allowance for doubtful accounts of
     $730 and $4, respectively........................................       1,286             13
  Receivable from Moduler Electronics.................................       6,892          1,033
  Other receivables...................................................         812             28
  Inventories.........................................................       2,093            358
  Prepaid and other current assets....................................         240            154
                                                                           -------         ------
          Total current assets........................................      11,870          1,586
                                                                           -------         ------
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost:
  Machinery and equipment.............................................       9,231          2,254
  Leasehold improvements..............................................         398             --
  Furniture and fixtures..............................................       1,145             92
  Less -- Accumulated depreciation and amortization...................      (2,831)          (335)
                                                                           -------         ------
                                                                             7,943          2,011
                                                                           -------         ------
                                                                         $  19,813        $ 3,597
                                                                           =======         ======
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Bank line of credit.................................................   $   4,323        $   743
  Note payable to stockholder.........................................       1,000             --
  Accounts payable --
     Trade............................................................       7,226          1,780
     Moduler Electronics..............................................       9,546            366
  Accrued payroll and bonus...........................................         978            249
  Other accrued liabilities...........................................       2,523            540
  Current portion of capitalized lease obligations and long-term
     debt.............................................................       1,520            146
                                                                           -------         ------
          Total current liabilities...................................      27,116          3,824
LONG-TERM LIABILITIES:
  Capitalized lease obligations and long-term debt, net of current
     portion..........................................................       3,485             61
  Convertible notes payable to related parties........................          --          1,902
  Convertible notes payable...........................................          --          3,219
                                                                           -------         ------
          Total liabilities...........................................      30,601          9,006
                                                                           -------         ------
COMMITMENTS AND CONTINGENCIES (NOTE 6)
REDEEMABLE SERIES A PREFERRED STOCK:
  $.000001 par value; 31,200 shares authorized (increased to 70,000 shares in February 1996); 27,785 shares issued and outstanding in
     1996, liquidation value of $29,716...............................      27,785             --
                                                                           -------         ------
STOCKHOLDERS' DEFICIT:
  Common stock, $.000001 par value; 60,000 shares authorized
     (increased to 90,000 shares in February 1996); 7,367 and 4,833
     shares issued and outstanding in 1996 and 1995, respectively.....          --             --
  Additional paid-in capital..........................................       6,004             --
  Deferred compensation...............................................      (4,320)            --
  Notes receivable from stockholders..................................        (623)            --
  Accumulated deficit.................................................     (39,634)        (5,409)
                                                                           -------         ------
          Total stockholders' deficit.................................     (38,573)        (5,409)
                                                                           -------         ------
                                                                         $  19,813        $ 3,597
                                                                           =======         ======

               The accompanying notes to financial statements are
                   an integral part of these balance sheets.

                  JTS CORPORATION (PRIOR TO MERGER -- NOTE 10)

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      FOR THE PERIOD
                                                                 52 WEEKS ENDED      FROM INCEPTION TO
                                                                JANUARY 28, 1996     JANUARY 29, 1995
                                                                ----------------     -----------------
REVENUES:
  Product sales...............................................      $ 13,502              $    --
  Technology license revenue..................................         5,275                   --
                                                                    --------              -------
                                                                      18,777                   --
COST OF PRODUCT SALES.........................................        28,548                   --
                                                                    --------              -------
GROSS MARGIN (DEFICIT)........................................        (9,771)                  --
                                                                    --------              -------
OPERATING EXPENSES:
  Research and development....................................        13,375                3,740
  Selling, general and administrative.........................         5,579                1,495
  Manufacturing start-up costs................................         3,812                   --
                                                                    --------              -------
          Total operating expenses............................        22,766                5,235
                                                                    --------              -------
OPERATING LOSS................................................       (32,537)              (5,235)
OTHER INCOME (EXPENSE):
  Interest income.............................................           108                   --
  Interest expense............................................          (589)                (144)
  Other, net..................................................           (32)                 (30)
                                                                    --------              -------
NET LOSS......................................................      $(33,050)             $(5,409)
                                                                    ========              =======
NET LOSS PER COMMON SHARE.....................................      $  (7.17)             $ (1.12)
                                                                    ========              =======
SHARES USED IN COMPUTING NET LOSS PER SHARE...................         4,611                4,833
                                                                    ========              =======

               The accompanying notes to financial statements are
                     an integral part of these statements.

                  JTS CORPORATION (PRIOR TO MERGER -- NOTE 10)

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             NOTES
                             COMMON STOCK     ADDITIONAL                   RECEIVABLE
                            ---------------    PAID-IN       DEFERRED         FROM       ACCUMULATED
                            SHARES   AMOUNT    CAPITAL     COMPENSATION   STOCKHOLDERS     DEFICIT      TOTAL
                            ------   ------   ----------   ------------   ------------   -----------   --------
BALANCE AT INCEPTION,
  FEBRUARY 3, 1994........     --     $ --      $   --       $     --        $   --       $      --    $     --
  Issuance of common stock
     to founders at
     $.000001 per share...  4,350       --          --             --            --              --          --
  Issuance of common stock
     at $.000001 in
     exchange for
     technology license...    483       --          --             --            --              --          --
  Net loss for the
     period...............     --       --          --             --            --          (5,409)     (5,409)
                            -----      ---      ------        -------         -----        --------    --------
BALANCE, JANUARY 29,
  1995....................  4,833       --          --             --            --          (5,409)     (5,409)
  Exchange of common stock
     for Redeemable Series
     A preferred stock....   (483)      --          --             --            --          (1,000)     (1,000)
  Issuance costs of
     Redeemable Series A
     preferred stock......     --       --          --             --            --            (175)       (175)
  Shares issued under the
     stock option plan....     17       --           4             --            --              --           4
  Shares issued under
     restricted stock
     purchase
     agreements...........  3,000       --       6,000         (5,250)         (623)             --         127
  Amortization of deferred
     compensation.........     --       --          --            930            --              --         930
  Net loss................     --       --          --             --            --         (33,050)    (33,050)
                            -----      ---      ------        -------         -----        --------    --------
BALANCE, JANUARY 28,
  1996....................  7,367     $ --      $6,004       $ (4,320)       $ (623)      $ (39,634)   $(38,573)
                            =====      ===      ======        =======         =====        ========    ========

               The accompanying notes to financial statements are
                     an integral part of these statements.

                  JTS CORPORATION (PRIOR TO MERGER -- NOTE 10)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      FOR THE PERIOD
                                                                   52 WEEKS ENDED    FROM INCEPTION TO
                                                                  JANUARY 28, 1996   JANUARY 29, 1995
                                                                  ----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss......................................................      $(33,050)           $(5,409)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Receivable from Moduler Electronics........................        (5,859)            (1,033)
     Payable to Moduler Electronics for finished goods
       inventory................................................         9,180                366
     Depreciation and amortization expense......................         2,496                551
     Reserve for bad debts......................................           726                  4
     Issuance of preferred stock for services rendered..........            30                 --
     Payables converted to note payable and subsequently to
       preferred stock..........................................           300              1,902
     Amortization of deferred compensation......................           930                 --
     Changes in assets and liabilities:
       Trade receivables........................................        (1,999)               (17)
       Other receivables........................................          (757)               (28)
       Inventories..............................................        (1,735)              (312)
       Prepaid and other current assets.........................           (86)              (154)
       Accounts payable.........................................         5,446              1,780
       Accrued liabilities......................................         2,712                686
                                                                      --------            -------
          Net cash used in operating activities.................       (21,666)            (1,664)
                                                                      --------            -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment............................        (3,132)            (1,984)
                                                                      --------            -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bank line of credit.............................         3,580                743
  Proceeds from issuance of common stock........................           104                 --
  Proceeds from issuance of preferred stock.....................        18,556                 --
  Preferred stock issuance costs................................          (175)                --
  Payments on capital lease obligations.........................          (408)               (10)
  Payments on long-term debt....................................           (90)               (90)
  Proceeds from notes payable...................................         3,778              3,005
                                                                      --------            -------
          Net cash provided by financing activities.............        25,345              3,648
                                                                      --------            -------
NET CHANGE IN CASH AND CASH EQUIVALENTS.........................           547                 --
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............            --                 --
                                                                      --------            -------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD..................      $    547            $    --
                                                                      ========            =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest........................................      $    449            $    --
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Sale of common stock for notes................................      $    750            $    --
  Equipment purchased under capital leases......................         5,296                 82
  Conversion of notes payable to preferred stock................         9,199                 --
  Issuance of convertible debt upon Kalok acquisition...........            --                214
  Equipment ($280) and inventory ($49) acquired net of related
     accrued liabilities of $104 from Kalok.....................            --                225
  Issuance of debt upon acquisition of Kalok....................            --                225
  Exchange of TEAC common stock to preferred stock..............         1,000                 --

               The accompanying notes to financial statements are
                     an integral part of these statements.

                                JTS CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND OPERATIONS:

     JTS Corporation (the "Company"), a Delaware corporation, formerly JT Storage, Inc. (Note 12), was incorporated on February 3, 1994 to develop, market and manufacture hard disk drives. The Company was a development stage company prior to the commencement of production shipments in October 1995. Accordingly, the Company ceased to be in the development stage at that time. Moduler Electronics (India) Private Limited ("Moduler Electronics"), a company owned by the family of a major stockholder manufactured, on a contract basis, all of the Company's products. In April 1996, the Company acquired 90% of Moduler Electronics (Note 10).

     On February 4, 1994, as part of a settlement in United States Bankruptcy Court, the Company acquired certain assets and assumed certain liabilities of Kalok Corporation ("Kalok") in exchange for a note payable to the Kalok Bankruptcy estate (Note 5) and a warrant to Kalok's unsecured creditors (Note
7). Liabilities assumed of $543,172 exceeded the fair market value of assets acquired by approximately $215,000 which, due to uncertainties regarding its realization, was expensed in the accompanying 1995 statement of operations. In connection with the settlement agreement, the Company acquired certain proprietary disk drive technology from TEAC Corporation ("TEAC") in exchange for 482,850 shares of common stock, which represented 10% of the outstanding Common Stock of the Company. No value was assigned to the acquired technology as it had no cost basis to TEAC and the common stock was deemed to have nominal value. On February 3, 1995, the Company agreed to issue 1,000,000 shares of Redeemable Series A preferred stock to TEAC in exchange for the return of the 482,850 shares of common stock and the cancellation of a shareholder agreement with TEAC (Note 8).

     The Company has continued to develop its technology and manufacturing capabilities during fiscal 1996. This development has resulted in substantial increases in accounts receivable, accounts payable, bank borrowings, and a net working capital deficit of $15,246,000 as of January 28, 1996. Operations subsequent to year end indicate the Company has continued to suffer losses and its working capital deficit has continued to increase. These factors raise a substantial doubt about the ability of the Company to continue as a going concern. The Company's management is pursuing plans to merge with Atari Corporation ("Atari"). In the opinion of management, the merger, if successful, would raise cash adequate to fund operations for at least the next 12 months. Thereafter, the Company will require additional funding. Subsequent to year end, Atari extended a $25 million loan to the Company of which $19.7 million had been used as of April 4, 1996. In the event the merger (Note 10) is not consummated, the loan will, at Atari's option, either be due September 30, 1996 or converted into the Company's preferred stock. In addition, Moduler Electronics received approval of additional financing from another Indian bank resulting in total unused credit facilities of approximately $12 million, subject to certain conditions.

2.  ACCOUNTING POLICIES:

     Pervasiveness of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Revenue Recognition and Product Warranty

     Revenue from product sales is generally recognized upon shipment to customers. The Company warrants its products against defects in design, materials and workmanship generally for three years. A provision for estimated future costs relating to warranty expense is recorded when products are shipped.

                                JTS CORPORATION

     Inventories

     Inventories include direct materials at third party component manufacturers (other than Moduler Electronics) and are recorded at the lower of cost (first-in, first-out) or market and consist of the following (in thousands):

                                                                 1996    1995
                                                                ------   ----
                Raw materials.................................  $2,093   $309
                Finished goods................................      --     49
                                                                         -----
                                                                           --
                                                                -------
                                                                $2,093   $358
                                                                =======  =======

     Equipment and Leasehold Improvements

     Property and equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three years. Repairs and maintenance costs are expensed as incurred. Major renewals and betterments which substantially extend the useful life of the asset are capitalized.

     The Company had equipment with an historical cost of approximately $4,400,000 and $530,000 located at Moduler Electronics at January 28, 1996 and January 29, 1995, respectively.

     Research and Development

     Research and development costs are expensed as incurred and consist primarily of salaries, materials and supplies.

     Income Taxes

     The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax assets for the expected future effects of all deductible temporary differences, loss carryforwards and tax credit carryforwards. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based on current circumstances, are not expected to be realized.

     Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of less than three months to be cash equivalents.

     Fiscal year

     The fiscal year of the Company is a 52- or 53-week period ending on the Sunday closest to January 31. The fiscal year for the year ended January 28, 1996 was a 52-week period.

     Reclassifications

     Certain reclassifications have been made to prior period financial statements to conform to the current presentation.

     Income from Technology License

     In February 1995, the Company entered into a technology transfer and perpetual license agreement. Under this agreement, the Company granted non-exclusive, perpetual rights to manufacture and sell certain of its products. In connection with the agreement, the Company was obligated to achieve certain milestones

                                JTS CORPORATION
regarding the successful completion of engineering tests, the delivery of working models and the commencement of volume production. As of January 28, 1995 the Company had delivered a working prototype and accordingly, recognized income of $5,275,000 in connection with achieving specified milestones in fiscal 1996. The remaining income of $1,125,000 will be recognized as future milestones are achieved. Funds received under this agreement are not reimbursable to the licensee.

     Net Loss Per Common Share

     Net loss per common share is based on the weighted average number of shares of common stock outstanding during the periods. The outstanding shares and earnings per share have been restated for all periods presented to reflect the impact of the stock split described in Note 7.

3.  INCOME TAXES:

     The significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                      1996      1995
                                                                    --------   -------
        Deferred tax assets:
          Accounts receivable reserves............................  $    292   $    --
          Inventory reserves......................................     1,731        --
          Items not currently deductible principally manufacturing
             start-up costs related to Moduler Electronics........     2,327       181
          Net operating loss carryforwards........................     9,930     1,819
          Tax credit carryforwards................................       600       135
                                                                    ---------  --------
        Total deferred tax assets.................................    14,880     2,135
        Valuation allowance.......................................   (14,828)   (2,135)
                                                                    ---------  --------
        Deferred tax assets, net of valuation allowance...........        52        --
        Deferred tax liabilities -- accelerated depreciation......       (52)       --
                                                                    ---------  --------
        Net deferred tax assets...................................  $     --   $    --
                                                                    =========  ========

     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the net deferred tax assets such that a valuation allowance has been recorded to completely offset the net deferred tax assets. Such factors include recurring operating losses from inception, recent increases in expense levels to support the Company's growth, and the fact that the market in which the Company competes is intensely competitive and is characterized by rapidly changing technology.

     For income tax reporting purposes, the Company has Federal and State net operating loss carryforwards of approximately $27,000,000 and $13,500,000, respectively, and Federal and State research and development tax credit carryforwards of approximately $350,000 and $250,000, respectively, all of which will expire on various dates through 2011.

     The Internal Revenue Code contains provisions which may limit the amount of tax carryforwards available to be used in any given year upon the occurrence of certain events, including changes in ownership interests.

                                JTS CORPORATION

4.  RELATED PARTY TRANSACTIONS:

     Moduler Electronics Transactions

     As discussed in Note 1, the Company uses Moduler Electronics to manufacture all of the Company's products. The Company purchased finished goods from Moduler Electronics amounting to approximately $14 million in fiscal 1996 and the majority of the accounts payable balance to Moduler Electronics at January 28, 1996 is a result of these purchases.

     The Company made cash advances totalling approximately $2.5 million and also sold fixed assets and inventory totalling approximately $8.3 million to Moduler Electronics in fiscal 1996.

     The advances were made to fund the manufacturing start-up of disk drives for the Company. Because the Company intended to (and subsequently did) acquire 90% of Moduler Electronics (Note 10) and the ultimate realizability of these advances is subject to the achievement by Moduler Electronics of successful operations, the Company has expensed 90% of Moduler's Electronics' fiscal 1996 net loss in order to reflect its investment in Moduler Electronics' start-up operations.

     The Company entered into an agreement with Moduler Electronics whereby the Company has undertaken to bear all inventory loss and the cost of any future warranty claims, product return and rework charges. In fiscal 1996, the Company assumed approximately $3,448,000 and $171,000 of inventory reserve and warranty costs, respectively.

     Notes Receivable From Stockholders

     In January 1996, the Company loaned certain executive officers $750,000 which was used by the officers to purchase 3,000,000 shares of common stock under restricted stock purchase agreements. The notes bear interest at an annual rate of 5.91% and the principal and interest is payable in four annual installments. The notes are with full recourse and are collateralized by the stock purchased. As of February 28, 1996, $127,500 had been collected on these notes. The remaining balance of $622,500 is included in stockholders' deficit in the 1996 accompanying balance sheet.

     Note Payable to Stockholders

     In January and February 1996, the Company entered into unsecured loan agreements totalling $1,965,000 with certain stockholders. The notes bear interest at 10% per annum and the principal and interest are due on July 15, 1996.

     Convertible Notes Payable

     As of January 29, 1995, the Company had $5,121,186 outstanding under certain convertible notes payable. These notes were converted into 5,121,186 shares of redeemable preferred stock in February 1995. The Company also had $2,764,953 outstanding under certain convertible notes payable in June 1995 which were converted into 2,764,953 shares of redeemable preferred stock in August 1995.

5.  NOTES PAYABLE:

     Bank Line of Credit

     In December 1995, the Company established a line of credit for $5 million. As of April 4, 1996, $4,323,000 was outstanding under the line. The line of credit is collateralized by certain assets, bears interest at 9.5%, is due monthly and the principal is due on June 30, 1996. The line of credit contains certain financial covenants, among others, relating to minimum financial ratios and minimum tangible net worth. The Company was not in compliance with these covenants at January 28, 1996. The bank has waived compliance

                                JTS CORPORATION
with these covenants until such time as the merger with Atari occurs (Note 10); however, the Company may not draw further on the line.

     Capitalized Lease Obligations and Long-Term Debt

     In conjunction with the purchase of certain assets of Kalok (see Note 1), the Company issued a non-interest bearing note payable to the Kalok bankruptcy estate for $225,000. The note is payable in 10 equal quarterly installments of $22,500, with the final payment due July 1, 1996.

     In fiscal 1995, the Company entered into equipment lease agreements under which it can lease up to $6.5 million of equipment through July 1996. Payments are due in equal monthly installments over a 36 to 48 month period. As of January 28, 1996, the cost of the leased assets was $5,377,588 and the related accumulated depreciation was $1,087,644. The leases bear interest between 11.5% and 18.2%.

     The following is a schedule of future payments under the note payable to Kalok and equipment leases together with the present value of the net minimum lease payments at January 28, 1996:

                                 YEARS ENDING
                -----------------------------------------------      AMOUNT
                                                                 --------------
                                                                 (IN THOUSANDS)
                1997...........................................     $  2,077
                1998...........................................        2,021
                1999...........................................        2,198
                2000...........................................          285
                                                                    --------
                Total net minimum lease payments...............        6,581
                Less -- Amount representing interest...........       (1,576)
                                                                    --------
                Present value of net minimum lease payment.....        5,005
                Less -- Current portion........................       (1,520)
                                                                    --------
                Long term portion..............................     $  3,485
                                                                    ========

6.  COMMITMENTS AND CONTINGENCIES:

     Lease Commitments

     The Company leases its facilities and certain equipment under non-cancelable operating leases. The future payments under these leases at January 28, 1996 are as follows:

                                 YEARS ENDING
                -----------------------------------------------      AMOUNT
                                                                 --------------
                                                                 (IN THOUSANDS)
                1997...........................................      $  583
                1998...........................................         578
                1999...........................................         553
                2000...........................................         571
                2001...........................................         243
                                                                     ------
                                                                     $2,528
                                                                     ======

     Total rent expense for the periods ended January 29, 1995 and January 28, 1996 was approximately $180,000 and $425,000, respectively.

     Royalty Obligation

     As discussed in note 1 the Company licenses certain technology from TEAC. In the event the Company commences selling certain products incorporating certain TEAC Technology it will incur a royalty obligation of up to 2% of sales for a certain period. The Company was not marketing any products incorporating TEAC developed technology and accordingly, no royalties were due as of January 28, 1996.

                                JTS CORPORATION

7.  COMMON STOCK:

     Stock Split and Capitalization

     In February 1995, the Board of Directors approved a 4,350-for-1 common stock split. All share and per share amounts in the accompanying financial statements have been restated to reflect this split. In February 1996 the Company amended its certificate of incorporation and authorized 90,000,000 and 70,000,000 shares of common and Redeemable Series A Preferred Stock, respectively.

     Warrants

     The Company has issued warrants to purchase 100,000 shares of common stock to the unsecured creditors of Kalok Corporation in conjunction with the Company's acquisition of Kalok's assets. The warrants may be exercised for a one-year period commencing on the earlier of the closing of an initial public offering or the public registration of the Company's stock. The exercise price of the warrant is 25% of the initial public offering price or the fair market value of the Company's stock if the Company becomes a public registrant absent an initial public offering. Such warrants were deemed to have nominal value at the issuance date and, accordingly, are carried at no value in the accompanying financial statements.

     The Company has also issued warrants to purchase 500,000 shares of common stock at $1.00 and $3.00 to the equipment lease company and the bank with which it has a line of credit, respectively. The warrants may be exercised at any time before various dates through 2001. In the event of any acquisition, the warrant to purchase 450,000 shares issued to the equipment lease company will terminate.

     Restricted Stock Purchase Agreement

     The Company issued 3,000,000 shares of its common stock to certain officers in exchange for a $750,000 note receivable (Note 4). The Company has the right to repurchase such shares at the original purchase price. However, the Company's right to repurchase 1/48 of such shares lapses monthly. As of January 28, 1996, 2,469,271 shares were subject to repurchase. Upon issuance of the common stock the Company recorded deferred compensation of $5,250,000 for the difference between the per share sales price of $.25 and $2.00 (the per share fair market value at the date of grant for financial reporting purposes). The Company is recognizing the deferred compensation ratably over the period that the repurchase agreement lapses. 2,000,000 of such shares, however, will no longer be subject to repurchase in the event there are certain changes of control of the Company. The merger (Note 10) constitutes a change of control and accordingly, any remaining unamortized deferred compensation will be expensed at that time.

     Stock Option Plan

     The Company has reserved 4,300,000 shares of common stock for issuance under its 1995 Stock Option Plan. Under the plan, either incentive or nonstatutory stock options may be granted to purchase shares of common stock. Nonstatutory stock options may be granted to employees, nonemployee members of the Board of Directors and consultants at prices not less than 85% of the fair value of the stock at the date of the grant, as determined by the Board. Incentive stock options may be granted only to employees at prices not lower than the fair value of the stock at the date of grant, as determined by the Board. Options granted under the plan are generally exercisable at any time, and expire no later than ten years from the date of grant. Options granted vest at a rate of 25% per annum.

     The following table presents the option activity under the Option Plan for the period from inception to January 28,1996.

                                JTS CORPORATION

                                                                                 OPTION
                                                                  NUMBER OF       PRICE
                                                                   OPTIONS      PER SHARE
                                                                  ---------     ---------
    Options outstanding at January 29, 1995.....................        --           --
    Granted.....................................................  3,996,675       $ .25
    Exercised...................................................   (16,729)       $ .25
    Forfeited...................................................  (219,199)       $ .25
                                                                  ---------        ----
    Options outstanding at January 28, 1996.....................  3,760,747       $ .25
                                                                  ---------        ----
    Exercisable at January 28, 1996.............................   627,193        $ .25
                                                                  =========        ====

     In February and March 1996, the Company issued options to purchase 486,000 shares of common stock to various employees. Such options are ratably exercisable ranging from $.25 to $2.95 per share and vest ratably over a four year period.

     In March 1996, two officers purchased 1,000,000 shares of the Company's Common Stock each at a purchase price of $1.00 per share. All of such shares are subject to a right of repurchase which lapses after five years of service with the Company provided, however, that the right of repurchase will lapse at the rate of one-eighth in September 1996 and 1/48(th) per month thereafter if the merger with Atari closes (Note 10).

     Common Stock Reserved for Future Issuance

     As of January 28, 1996, the Company has reserved the following shares of common stock for issuance in connection with:

            Conversion of redeemable preferred stock.................  27,785,370
            Conversion of redeemable preferred stock expected to be
              issued in connection with the Moduler Electronics
              acquisition............................................   1,911,000
            Stock option plan........................................   4,283,271
            Warrants to purchase common stock........................     600,000
                                                                       ----------
                                                                       34,579,641
                                                                       ==========

8.  REDEEMABLE SERIES A CONVERTIBLE PREFERRED STOCK:

     In fiscal 1996, the Company issued 27.8 million shares of Series A preferred stock at $1.00 per share for cash and conversion of certain notes payable. The Company also issued 30,000 shares of Series A preferred stock to a consultant for services. The Company also issued 1,000,000 shares of preferred stock to TEAC in exchange for 482,850 shares of the Company's common stock and the termination of the TEAC stockholder agreement. The exchange with TEAC was accounted for as an equity transaction and the value of the preferred stock issued was charged to accumulated deficit in the accompanying 1996 statement of operations.

     The rights, restrictions and preferences of the preferred stock are as follows:

     - Annual dividends of $.09 per share per annum, when and if declared by the Board of Directors. Dividends are cumulative and are payable, at the option of the Company, in cash or shares of common stock.

     - In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock shall be entitled to receive proceeds equal to $1.00 per share plus the greater of (i) all cumulative unpaid dividends or (ii) any declared and unpaid dividends for preferred stock then held by them. This distribution will occur prior to any distribution to the common shareholders. At January 28, 1996, the liquidation preference was $29,715,761.

                                JTS CORPORATION

     - Upon the election of the holders of a majority of the outstanding shares of preferred stock, 33%, 33% and 34% of the stock will be redeemed in cash by the Company on February 4, 2000, February 4, 2001, and February 4, 2002, respectively. The redemption price shall be equal to $1.00 plus all accrued but unpaid dividends.

     - The following table represents the redemption amounts required under the agreement:

                                    YEAR
                ---------------------------------------------      AMOUNT
                                                               --------------
                                                               (IN THOUSANDS)
                2000.........................................     $  9,905
                2001.........................................        9,905
                2002.........................................        9,906
                                                                   -------
                                                                  $ 29,716
                                                                   =======

     - At the option of the holder, each preferred share is convertible into one share of common stock. The conversion rate is subject to change upon the occurrence of certain events. The preferred stockholders have agreed to convert each share of preferred stock into one share of common stock prior to the closing of the merger with Atari (Note 10).

     - The preferred stock converts automatically into common stock at the earlier of (i) the closing of an underwritten public offering of the Company's common stock at a price of not less than $5.00 per share and an aggregate offering price of greater than $10,000,000, or (ii) upon the affirmative election of the holders of at least 66.7% of the then outstanding preferred stock.

     - The holders of preferred stock are entitled to one vote for each share of common stock into which such share may be converted.

9.  EXPORT SALES AND SIGNIFICANT CUSTOMERS:

     The Company operates in a single industry segment. The Company markets its products in the United States and in foreign countries through its sales personnel, independent sales representatives and original equipment manufacturers. The Company's geographic sales as a percent of 1996 net revenues are as follows:

                United States..........................................   19%
                Europe.................................................   81%
                                                                         ---
                                                                         100%
                                                                         ===

     Sales to major customers as a percentage of 1996 product sales are as follows:

                Olidata.................................................   34%
                Connexe.................................................   12%
                Liuski..................................................   11%
                Aashima.................................................   10%

10.  PROPOSED MERGER AND ACQUISITION:

     Atari Corporation

     On February 12, 1996, the Company entered into a merger agreement with Atari providing for the merger of the Company and Atari. The merger requires shareholder approval and is expected to be consummated in the second quarter of calendar year 1996. In connection with the merger, Atari extended a bridge loan to the Company in the amount of $25.0 million maturing on September 30, 1996 with a stated interest rate of 8 1/2% per annum. If the merger is not consummated, the bridge loan is convertible at the option of Atari or the

                                JTS CORPORATION

Company into shares of the Company's Series A preferred stock and warrants to acquire the Company's Series A preferred stock, subject to certain conditions.

     Moduler Electronics

     In March 1995, the Company agreed to acquire the hard disk drive division of Moduler Electronics for 1,911,673 shares of the Company's Series A preferred stock and a warrant to purchase 500,000 shares of the Company's common stock at an exercise price of $.25 per share. The Company subsequently assumed operational and management control of certain portions of the hard disk drive business of Moduler Electronics. The verbal agreement contemplated that prior to the Company's acquisition, Moduler Electronics would divest itself of certain voice coil assembly and other operations not directly involved in its hard disk drive business.

     In April 1996, following Moduler Electronics' divestiture of its voice coil business and businesses unrelated to its hard disk drive operations, the Company acquired 90% of the outstanding capital stock of Moduler Electronics. Upon the closing of the transaction, the Company acquired the stock in consideration for 1,911,673 shares of the Company's Series A preferred stock and a warrant to purchase 750,000 shares of the Company's common stock at an exercise price of $0.25 per share. The warrant is immediately exercisable as to 500,000 shares of the Company's common stock and becomes exercisable with respect to the remaining 250,000 shares when there becomes available to Moduler Electronics certain borrowings and credit facilities in the amount of $29,000,000. Subject to the foregoing, the warrant may be exercised at any time until February 25, 2001.

11.  RETIREMENT SAVING PLAN

     In January 1996, the Company adopted the Employee 401(K) Saving Plan ("the plan"). The plan covers substantially all of employees and allows participants to defer a portion of their annual compensation on a pre-tax basis. The plan permits, but does not require, additional matching contributions and profit sharing contributions to the plan by the Company on behalf of all participants. In fiscal 1996, the Company did not make any such contributions.

12.  EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED):

     Change in Name

     On June 18, 1996, the Company changed its name to JTS Corporation from JT Storage, Inc.

     Litigation

     The Company has been served with a complaint filed in the Superior Court of the State of California in and for the County of Santa Clara by Venture Lending & Leasing, Inc. ("VLLI") relating to the relocation of certain leased equipment from its initial location to Madras, India, in alleged violation of the lease agreement. The complaint alleges fraud, possession and breach of the lease agreement and seeks damages of approximately $4.6 million. Such amount includes the lease liability of $3.4 million which is recorded in the accompanying balance sheet. The Company is currently evaluating its alternatives and the parties have commenced preliminary settlement discussions.

                  JTS CORPORATION (PRIOR TO MERGER -- NOTE 4)

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      JANUARY 28,
                                                                                         1996
                                                                        JULY 28,      -----------
                                                                          1996
                                                                        ---------
                                                                        (UNAUDITED)
                                             ASSETS
CURRENT ASSETS:
Cash, cash equivalent and restricted cash.............................  $     684      $     547
Trade accounts receivable, less allowance for doubtful accounts of
  $1,011 and $730, respectively.......................................      9,660          1,286
Receivable from Moduler Electronics...................................         --          6,892
Other receivables.....................................................        681            812
Inventories...........................................................     12,761          2,093
Prepaid and other current assets......................................        911            240
                                                                           ------         ------
                                                                           24,697         11,870
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net.............................     16,830          7,943
GOODWILL..............................................................        168             --
                                                                           ------         ------
          TOTAL.......................................................  $  41,695      $  19,813
                                                                           ======         ======
                              LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Bank line of credit...................................................  $  10,400      $   4,323
Notes payable to stockholders.........................................      1,965          1,000
Note payable to Atari Corporation.....................................     30,000             --
Accounts payable --
  Trade...............................................................     23,385          7,226
  Moduler Electronics.................................................         --          9,546
Accrued liabilities...................................................      8,409          3,501
Current portion of capitalized lease obligation and long-term debt....      1,723          1,520
                                                                           ------         ------
                                                                           75,882         27,116
                                                                           ------         ------
LONG-TERM OBLIGATIONS.................................................      8,426          3,485
                                                                           ------         ------
REDEEMABLE SERIES A PREFERRED STOCK:
$.000001 par value -- authorized 70,000 shares; outstanding: 29,697
  and 27,785 shares, respectively.....................................     29,697         27,785
                                                                           ------         ------
STOCKHOLDERS' DEFICIT:
Common stock, $.000001 par value -- authorized 90,000 shares;
  outstanding: 9,447 and 7,367 shares, respectively...................         --             --
Additional paid-in capital............................................      8,059          6,004
Deferred compensation.................................................     (3,420)        (4,320)
Notes receivable from stockholders....................................     (2,510)          (623)
Accumulated deficit...................................................    (74,439)       (39,634)
                                                                           ------         ------
                                                                          (72,310)       (38,573)
                                                                           ------         ------
          TOTAL.......................................................  $  41,695      $  19,813
                                                                           ======         ======

                            See accompanying notes.

                  JTS CORPORATION (PRIOR TO MERGER -- NOTE 4)

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            SIX MONTHS ENDED
                                                                    ---------------------------------
                                                                    JULY 28, 1996      JULY 30, 1995
                                                                    --------------     --------------
REVENUE:
  Product sales...................................................     $ 33,764           $     48
  Technology license revenue......................................           --              3,829
                                                                    --------------     --------------
                                                                         33,764              3,877
                                                                    --------------     --------------
COST AND EXPENSES:
  Cost of sales...................................................       45,249              3,498
  Research and development........................................       14,091              3,887
  Selling, general and administrative.............................        7,746              1,557
                                                                    --------------     --------------
                                                                         67,086              8,942
                                                                    --------------     --------------
OPERATING LOSS                                                          (33,322)            (5,065)
Interest income...................................................          153                 --
Interest expense..................................................       (1,790)                --
Other income (expense)............................................          155                  5
                                                                    --------------     --------------
NET LOSS                                                               $(34,804)          $ (5,060)
                                                                     ==========         ==========
NET LOSS PER COMMON SHARE.........................................     $  (3.69)          $  (1.16)
                                                                     ==========         ==========
SHARES USED IN COMPUTING NET LOSS PER SHARE.......................        9,434              4,360
                                                                     ==========         ==========

                                       See accompanying notes.

                  JTS CORPORATION (PRIOR TO MERGER -- NOTE 4)

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                            SIX MONTHS ENDED
                                                                     -------------------------------
                                                                     JULY 28, 1996     JULY 30, 1995
                                                                     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operations........................................    $ (32,356)        $  (7,045)
                                                                        --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property purchases.................................................       (2,501)           (3,056)
Cash acquired from the Moduler acquisition.........................        1,634                --
                                                                        --------          --------
Net cash used in investing activities..............................         (867)           (3,056)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock..........................           --             8,855
Proceeds from note payable -- Atari Corporation....................       30,000                --
Other..............................................................        3,360             1,848
                                                                        --------          --------
Net cash provided by financing activities..........................       33,360            10,703
NET INCREASE IN CASH AND EQUIVALENTS...............................          137               602
CASH AND EQUIVALENTS:
Beginning of period................................................          547                --
                                                                        --------          --------
End of period......................................................    $     684         $     602
                                                                        ========          ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
Issuance of preferred stock in connection with the Moduler
  acquisition......................................................    $   1,912         $      --
Assets of $17,296 acquired net of related liabilities of $15,449
  assumed from Moduler.............................................        1,847                --
                                                                        ========          ========

                            See accompanying notes.

                                JTS CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION

     The condensed financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of management, the accompanying financial statements include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The condensed financial statements should be read in conjunction with the financial statements and notes thereto for the full year included elsewhere in this document.

     The Company operates with a 52/53 week fiscal calendar. Both quarters covered by this report have 13 weeks for simplicity of presentation.

NOTE 2.  ACQUISITION OF MODULER ELECTRONICS

     In April 1996, the Company acquired 90% of the outstanding shares of Moduler Electronics, a disk drive manufacturer. The Company acquired the stock in consideration for 1,911,673 shares of the Company's Series A preferred stock and a warrant to purchase 750,000 shares of the Company's common stock at an exercise price of $0.25 per share. The acquisition was accounted for as a purchase.

     In connection with the acquisition, net assets acquired were as follows:

        Inventories and other current assets..............................  $  9,542
        Equipment and leasehold improvements..............................     7,754
        Current liabilities assumed.......................................   (12,681)
        Long-term liabilities assumed.....................................    (2,768)
                                                                            --------
                  Net assets acquired.....................................  $  1,847
                                                                            ========

     The table below reflects condensed pro forma operating results of the combined companies for the six months then ended as if the acquisition took place at the beginning of each period.

                                                                 JULY 28,     JULY 30,
                                                                   1996         1995
                                                                 --------     --------
        Revenues...............................................  $ 33,764     $  5,532
        Net loss...............................................  $(34,923)    $(12,392)

NOTE 3.  INVENTORIES

     Inventories consist of the following (in thousands):

                                                                 JULY 28,     JANUARY 28,
                                                                   1996          1996
                                                                 --------     -----------
        Raw materials..........................................  $  8,163       $ 2,093
        Work in process........................................     2,614            --
        Finished goods.........................................     1,984            --
                                                                  -------        ------
                                                                 $ 12,761       $ 2,093
                                                                  =======        ======

NOTE 4.  MERGER WITH ATARI CORPORATION

     On February 12, 1996, the Company entered into a merger agreement with Atari providing for the merger of the Company and Atari. On April 8, 1996, the merger agreement was amended and restated. The merger was consummated on July 30, 1996. There was no significant transaction from July 28, 1996 through the merger date and therefore, the balance sheet as of July 28, 1996 also reflects the financial position of the Company as of the merger date.

                         REPORT OF ARTHUR ANDERSEN LLP

To Moduler Electronics (India) Private Limited:

     We have audited the accompanying statements of assets and liabilities of The Hard Disk Drive Division of Moduler Electronics (India) Private Limited as of January 28, 1996 and January 31, 1995, and the related statements of revenues and expenses and cash flows for the year ended January 28, 1996. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The financial statements referred to above have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the joint proxy statement of Atari Corporation and JTS Corporation, formerly JT Storage, Inc.) as described in Note 1, and are not intended to be a complete presentation of the assets, liabilities, revenues, expenses and cash flows of Moduler Electronics (India) Private Limited.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of The Hard Disk Drive Division of Moduler Electronics (India) Private Limited as of January 28, 1996 and January 31, 1995, and the related revenues, expenses and cash flows for the year ended January 28, 1996 in conformity with generally accepted accounting principles in the United States of America.

     The accompanying financial statements have been prepared assuming that the Division will continue as a going concern. As discussed in Note 1 to the financial statements, the Division has suffered a loss from operations and has an excess of liabilities over assets that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN LLP

San Jose, California
April 4, 1996

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED

                      STATEMENTS OF ASSETS AND LIABILITIES
                 (CURRENCY: UNITED STATES DOLLAR, IN THOUSANDS)

                                                                        JANUARY 28,     JANUARY 31,
                                                                           1996            1995
                                                                        -----------     -----------
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................................    $   488         $    65
  Restricted cash balances............................................        380             197
  Due from other business units, net..................................         --             776
  Advances to suppliers...............................................        249              12
  Inventories.........................................................      5,983           1,296
  Prepaid expenses and other current assets...........................        264              61
                                                                          -------          ------
          Total current assets........................................      7,364           2,407
PLANT AND EQUIPMENT, at cost, net of accumulated depreciation.........      5,603           1,645
                                                                          -------          ------
          Total assets................................................    $12,967         $ 4,052
                                                                          -------          ------

                                            LIABILITIES
CURRENT LIABILITIES:
  Secured short term borrowings.......................................    $ 6,085         $   367
  Current portion of long term loans and capital lease obligations....        105              67
  Due to related parties, net.........................................      1,168           1,261
  Accounts payable....................................................      6,268           1,494
  Accrued liabilities.................................................        197              46
                                                                          -------          ------
          Total current liabilities...................................     13,823           3,235
CAPITAL LEASE OBLIGATIONS, net of current portion.....................         21              --
SECURED LONG TERM LOANS, net of current portion.......................      2,742             200
                                                                          -------          ------
          Total liabilities...........................................     16,586           3,435
                                                                          -------          ------
NET (LIABILITIES) ASSETS..............................................    $(3,619)        $   617
                                                                          =======          ======

               The accompanying notes to financial statements are
                     an integral part of these statements.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED

                       STATEMENT OF REVENUES AND EXPENSES
            FOR THE PERIOD FROM FEBRUARY 1, 1995 TO JANUARY 28, 1996
                 (CURRENCY: UNITED STATES DOLLAR, IN THOUSANDS)

NET REVENUES......................................................................  $ 15,580
COST OF GOODS SOLD................................................................   (19,160)
                                                                                    --------
     Gross margin (deficit).......................................................    (3,580)
OTHER INCOME/(EXPENSE):
  Interest and other income.......................................................       141
  Foreign currency loss...........................................................      (333)
  Interest expense................................................................      (464)
                                                                                    --------
  Net loss........................................................................  $ (4,236)
                                                                                    ========

               The accompanying notes to financial statements are
                      an integral part of this statement.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED

                            STATEMENT OF CASH FLOWS

            FOR THE PERIOD FROM FEBRUARY 1, 1995 TO JANUARY 28, 1996
                 (CURRENCY: UNITED STATES DOLLAR, IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................................................  $(4,236)
  Adjustments to reconcile net loss to net cash used in operating activities --
     Depreciation expense..........................................................      667
     Write-off of plant and equipment..............................................      558
     Decrease/(increase) in current assets --
       Due from other business units, net..........................................      776
       Advances to suppliers.......................................................     (237)
       Inventories.................................................................   (4,687)
       Prepaid expenses and other current assets...................................     (203)
     Increase (decrease) in current liabilities --
       Due to related parties, net.................................................      (93)
       Accounts payable............................................................    4,774
       Accrued liabilities.........................................................      151
                                                                                     --------
          Net cash used in operating activities....................................   (2,530)
                                                                                     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of plant and equipment.................................................   (2,491)
                                                                                     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net secured short term borrowings................................................    5,718
  Principal payments under secured long term loan..................................      (91)
                                                                                     --------
          Net cash provided by financing activities................................    5,627
                                                                                     --------
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH.........................      606
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period....................      262
                                                                                     --------
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period..........................  $   868
                                                                                     ========

               The accompanying notes to financial statements are
                      an integral part of this statement.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                         NOTES TO FINANCIAL STATEMENTS

1.  OPERATIONS AND BASIS OF PRESENTATION:

     BASIS OF STATEMENTS

     The accompanying statements of assets and liabilities of the Hard Disk Drive Division ("the Division") of Moduler Electronics (India) Private Limited ("the Company") as of January 31, 1995 and January 28, 1996 and the related statements of revenues and expenses and of cash flows for the period from February 1, 1995 to January 28, 1996 ("the statements") have been prepared in conformity with generally accepted accounting principles in the United States of America, from the accounting books and records maintained by the Company at Madras, India. The statements have been prepared for the purpose of inclusion in the registration statement on Form S-4 to be filed by JTS Corporation ("JTS", formerly JT Storage, Inc.) in compliance with the rules and regulations of the Securities and Exchange Commission. The Form S-4 filing of JTS is pursuant to its proposed acquisition of Atari Corporation ("Atari"). In April 1996, JTS acquired 90% of the outstanding equity shares of the Company. The Division is likely to be the only remaining business of the Company after the transfer of the Voice Coil Magnetic Assembly ("VCMA") business to an entity owned by the Chairman of the Company and his family members. As of April 4, 1996, this transfer had been made, subject to completion of legal documentation.

     Although the Company began business in fiscal 1986, the Division first began significant operations in fiscal 1996. Division operations prior to fiscal 1996 were insignificant; accordingly, the accompanying financial statements include the Statements of Assets and Liabilities of the Division as of January 28, 1996 and January 31, 1995 and the related Statement of Revenues and Expenses for the period from February 1, 1995 to January 28, 1996. These statements were prepared from the Balance Sheet and the Income Statement, respectively, of the total businesses of the Company, from which balances and transactions relating to the businesses that are being divested were excluded.

     The Division developed its disk drive manufacturing capabilities during fiscal 1996 which has resulted in an operating loss and a working capital deficit of $6,459,000. In addition, the Company will require additional capital in order to achieve volume production. The Division's disk drive production is dedicated exclusively to JTS and JTS has recently completed its acquisition of 90% of the Division. The auditors' report on the JTS financial statements dated April 4, 1996 contains a paragraph regarding a substantial doubt regarding the ability of JTS to continue as a going concern. These factors raise a substantial doubt about the Division's ability to continue as a going concern. As discussed above, JTS plans to merge with Atari. In the opinion of management, the Atari merger, if successful, would raise capital adequate to fund operations for the next 12 months.

     Since the Company did not maintain separate accounting records for the Division, certain estimates, which management believed to be reasonable, were required in order to segregate the Division's account balances as of January 31, 1995 as well as to reflect the proposed divestiture of other businesses as of January 28, 1996. The segregation of account balances relating to the Division was made on the following bases:

     - Identification basis -- Account balances relating to assets, liabilities, revenues and expenses ("account balances") pertaining to the Division were specifically identified and segregated.

     - Agreed basis -- Account balances which have been specifically agreed to be assumed by the Division were identified and segregated.

     - Transfer basis -- Account balances pertaining to other businesses which were being divested, were identified and excluded.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     - Allocation basis -- Account balances related to expenses incurred by the Company for the Division have been included in total as the Division was the significant portion of the Company's operations for fiscal 1996.

     INCORPORATION

     The Company was incorporated on March 24, 1986 as a private company under the Indian Companies Act, 1956 in the state of Maharashtra. The Company is owned principally by Asperal Holdings, Inc. and Dexar Holdings, Inc., companies registered in Panama, which have a 45% equity stake each. The remaining 10% of the Company's outstanding equity shares are owned by the Chairman of the Company, Mr. Manohar Lal Tandon, and his relatives ("the Tandon Family").

     The Company was established to operate a 100 percent Export Oriented Unit ("EOU") in the Madras Export Processing Zone ("MEPZ"), a free trade zone established by the Government of India at Madras, Tamil Nadu, India. The Company's industrial unit is located in a government provided low cost standard design factory within the MEPZ. The Company initially undertook the manufacture of computer hard disk drive components such as Head Gimble Assemblies ("HGA") and Head Stack Assemblies ("HSA"). During the first five years of operations, the Company diversified its product line to include two other products, namely, VCMA and Switch Mode Power Supplies ("SMPS").

     During fiscal 1994, the Company closed its SMPS division and established another EOU for the assembly of hard disk drives. Under the approval obtained from the Government of India in September 1994, the Company was originally licensed to manufacture, on an average, 286,000 hard disk drives annually. In November 1995, the Company obtained a revised approval to manufacture, on an average, 807,000 hard disk drives and 418,000 subassemblies (i.e., HGAs and HSAs) annually. In December 1994, the Company discontinued production of HGAs and HSAs for customers other than JTS, with which it began collaborations to manufacture hard disk drives.

     Though the Division started shipping nominal quantities in January 1995, commercial production of hard disk drives commenced only in October 1995. The Company continued to produce VCMAs until January 18, 1996 when the VCMA business was transferred to a related party. Prior to its divestiture, a portion of the voice coil assemblies produced by the VCMA business was used in the manufacture of hard disk drives, while the rest were sold to a related party. Except for the VCMA business, the Company operated as a captive manufacturer for JTS during fiscal 1996. With its association, JTS has assumed operational and management control of certain portions of the Division and has provided financing for the hard disk drive business and corporate support in areas such as process engineering, tooling, vendor selection and financial management. Since assuming operational control, JTS has employed several expatriates consisting of disk drive industry professionals who have filled senior positions in engineering, manufacturing, quality control and materials management functions of the Division.

     Export Oriented Unit

     In order to encourage export oriented businesses and foreign currency inflows, the Government of India offers special incentives to EOUs established in export processing zones such as state grants and subsidies, exemptions relating to import licenses, exemptions from payment of customs duty on imported inputs and excise duty on local material procurements, and allotment of low cost factory space. Such EOUs are also exempted from payment of corporate income taxes for a block of five years during the first eight years of operations, subject to fulfillment of certain conditions. Currently, export earnings received in convertible foreign currency continue to be exempt from tax, even after the tax holiday period.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Current Operations

     The Division currently manufactures hard disk drives with different capacity points, based on technical know-how and designs provided by JTS. The Division's products are marketed through JTS under the trade names Palladium and Nordic, and are sold to original equipment manufacturers and system integrators who incorporate the products into desktop and notebook computers. The Division remained in development stage until October 1995 when it first started shipping commercial quantities.

     Sources of Supply

     Many components incorporated in, or used in the manufacture of, the Division's products are currently sourced from a single supplier. JTS procures components for the Division, which it purchases from third party manufacturers and in turn sells or consigns to the Division. JTS' customers have placed certain restrictions on vendor and design changes.

     The Division purchases all of its components and equipment pursuant to purchase orders placed from time to time and has no guaranteed supply arrangements. In the past, there have been certain instances of supply shortages which had caused delays in manufacturing and loss of sales. Supply shortages resulting from a change in suppliers could cause a delay in manufacturing and possible loss of sales, which would have a material adverse impact on the Division's operating results. Further, the Division produces in-house a number of critical subassemblies incorporated in the final hard disk drive product. Failure to produce these subassemblies in adequate quantity or quality could also adversely impact the operating results of the Division.

     Manufacturing Relationships

     In the past, the Company has sold subassemblies and other components to Xyratex in Havant, United Kingdom for the manufacture of hard disk drives under a subcontract manufacturing agreement between Xyratex and JTS. With the commencement of commercial production of hard disk drive products by the Company in October 1995, the Division stopped supplying Xyratex.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Foreign Currency Translation

     The Division has determined the United States ("US") dollar to be its functional currency, in accordance with the Statement of Financial Accounting Standards No 52, "Foreign Currency Translation", based on indicators such as cash flows, sales market, sales price, expense, financing and inter-company transactions and arrangements. Since the Division's books are maintained in Indian rupees which is not its functional currency, account balances were first remeasured in US dollar. Since the Division's functional and reporting currencies are the same, the remeasurement process is intended to produce the same result as if the Division's books had been maintained in the functional currency, and obviates separate translation.

     Nonmonetary assets and liabilities such as inventories, plant and equipment and accumulated depreciation thereon have been remeasured using historical currency exchange rates prevailing at the dates transactions relating to such elements were recognized in the statements. Expenses related to such nonmonetary assets and liabilities such as manufacturing overhead costs included in cost of goods sold have been remeasured using average exchange rates for the period to approximate remeasurement at the historical exchange rates prevailing at the dates those elements were recognized in the statements.

     All other monetary assets and liabilities that are not denominated in the Division's functional currency have been translated at the current exchange rates prevailing on the dates of the statements. Exchange gains

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

and losses from such translation of monetary assets and liabilities have been recognized in determining net loss for the current period.

     Certain expenses and cash flows have been translated at average exchange rates for the period to approximate translation at the exchange rates prevailing at the dates those elements were recognized in the statements.

     Gains and losses on foreign currency transactions have been included in determining net loss for the current period in the Statement of Revenues and Expenses.

     Pervasiveness of Estimates

     The preparation of statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the statements and the related amounts of revenues and expenses during the reporting period. The Company has maintained its books of accounts in accordance with Indian accounting standards and in the local currency, the Indian rupee. As discussed above, the Division's statements have been remeasured into US dollar in accordance with the Statement of Financial Accounting Standards No 52. As discussed in Note 1, certain assumptions and estimates which, management believed to be reasonable, were required to segregate the Division's account balances from those relating to the rest of the Company's businesses as of January 31, 1995 and to reflect the divestiture of other businesses as of January 28, 1996. Actual results could have been different from these estimates and remeasurements.

     Revenue Recognition

     Revenues on product sales are recognized at the time of shipment and include incentives provided by the Government of India on export sales. Substantially, all shipments are sent directly to JTS' end customers, but are invoiced by the Division to JTS, which in turn bills and collects from the end customers.

     The Division's accounts receivables as of the dates of the statements comprised of receivables outstanding from JTS arising from sale of hard disk drives and receivables from a related party arising from sale of VCMAs. The Company has not experienced bad debts associated with either of these customers in the past, and accordingly, has not recorded an allowance for doubtful accounts.

     Due from Other Business Units, Net

     As of January 31, 1995, due from other business units represent the excess of assets over liabilities of the Company's businesses excluding the Division. Such receivables are expected to be collected within the next twelve months.

     Inventories

     Inventories include direct materials, freight thereon, direct labor and related manufacturing overhead costs. The Division values its inventories at cost, determined on first in, first out ("FIFO") basis, or market value, whichever is lower.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Inventories consist of the following (in thousands):

                                                                JANUARY 28,     JANUARY 31,
                                                                   1996            1995
                                                                -----------     -----------
        Raw materials.........................................    $ 2,520         $ 1,225
        Work-in-process.......................................      1,660              71
        Finished goods........................................      1,803              --
                                                                   ------          ------
                                                                  $ 5,983         $ 1,296
                                                                   ======          ======

     JTS and the Division have an agreement whereby JTS has undertaken to bear all inventory losses the Division might incur by repurchasing such inventories from the Division at their carrying value. As of January 28, 1996, JTS assumed inventory valued at $2,747,802, which is netted against the inventory balance shown above.

     Plant and Equipment

     Plant and equipment is recorded at cost and depreciation is computed using the straight line method over the estimated useful lives of the assets.

     Plant and equipment consist of the following (in thousands):

                                                          ESTIMATED
                                                         USEFUL LIFE     JANUARY 28,     JANUARY 31,
                                                           (YEARS)          1996            1995
                                                         -----------     -----------     -----------
    Machinery and equipment............................     2 - 7          $ 6,703         $ 2,237
    Furniture, fixtures and miscellaneous assets.......     2 - 6              288             129
                                                            -----          -------          ------
                                                                             6,991           2,366
    Less -- Accumulated depreciation...................                     (1,388)           (721)
                                                                           -------          ------
                                                                           $ 5,603         $ 1,645
                                                                           =======          ======

     Costs of normal repairs and maintenance are expensed as incurred. Major replacements or betterments of plant and equipment are capitalized. When items are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in determining net loss. The amount expensed for repairs and maintenance for the period from February 1, 1995 to January 28, 1996 was $494,104.

     The Division has certain specialized manufacturing equipment used in its operations.

     Income Tax

     Under the Indian Income Tax Act, 1961, the Division, being an EOU located in an export processing zone, is exempted from payment of corporate income taxes for a block of five years during the first eight years of operations, subject to fulfillment of certain conditions.

     The Division continues to be exempt from income tax to the extent of income attributable to the export sales of the Division. As the Division did not have any taxable income for the period from February 1, 1995 to January 28, 1996, no provision for income tax has been made.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Warranty Costs

     The Division manufactures disk drive products to customer specifications and components for such disk drives are sourced from vendors specified by JTS. JTS generally provides a three year limited warranty on the Palladium and Nordic drives manufactured by the Division and has agreed to bear the costs of all warranty claims, product returns and rework charges. Accordingly, no warranty cost has been recorded in the Division's statements as of January 28, 1996 and January 31, 1995.

     Prior to the divestiture of the Company's VCMA business, voice coil products were manufactured and sold principally to a related party which provided product specifications and mandated specific component sources. No provision has been provided for any warranty costs on the voice coils sold prior to the divestiture since the related party, to which the VCMA business is being sold, has agreed to assume any claims related to such products.

     Supplemental Disclosure of Cash Flow Information

     For the purposes of the Statement of Cash Flows, the Division considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents. The carrying amounts reported in the statements of assets and liabilities for cash and cash equivalents approximate their fair values. Cash paid for interest for the period from February 1, 1995 to January 28, 1996 was $404,522. During fiscal 1996, the Company entered into capital lease obligations amounting to $36,170. The Company also financed the purchase of equipment amounting to $2,657,145 with secured long-term loans (Note 5).

     During the period from February 1, 1995 to January 28, 1996, the Division received equipment and inventories amounting to $2,569,471 and $6,748,512, respectively, from related parties. These were recorded as due to related parties in the Statement of Cash Flows since they are non-cash transactions.

3.  RESTRICTED CASH BALANCES:

     Restricted cash balances comprise margin money deposits with banks amounting to $380,013 and $197,578 as of January 28, 1996 and January 31, 1995 respectively. These deposits are maintained as security against letters of credit issued by banks on behalf of the Division (see Note 4 below). During the period from February 1, 1995 to January 28, 1996, rates of interest on these deposits ranged from 9 to 12% per annum.

4.  SECURED SHORT TERM BORROWINGS:

     The Company has entered into an agreement with a consortium of three Indian Government owned commercial banks to obtain working capital credit facilities. The consortium was established in February 1995. While the three banks have agreed to a total extension of credit and an allocation of participation, each bank independently sanctions its portion of the participation. The lead bank in the consortium, Indian Bank, has fully sanctioned its limit, while the other two banks have only partially sanctioned their participation as of January 28, 1996.

     The credit agreement with the consortium has four separate facilities, namely, export sales accounts receivable bill discounting ("bill discounting"), exports sales order based inventory packing credit ("packing credit"), foreign letters of credit ("letters of credit" or "LC"), and letters of guarantee ("guarantee").

     Bill discounting is a post-shipment credit facility used to finance export receivables. Under the Company's bill discounting lines, export invoices are presented to the bank, upon which the bank advances funds for the full value of the invoice. Bills are typically discounted for ninety days. This facility is self-

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

liquidating in nature whereby advances made by the bank to the Company against bills discounted are settled through direct retirement of bills by the foreign customers.

     Under the packing credit advance which is a pre-shipment facility, the bank finances procurement of inventories and other costs incurred for fulfillment of the Division's export orders. The advances under this facility are liquidated using the proceeds of bills discounted by the Division. The Division has been fully utilizing its sanctioned credit limits on its bill discounting and packing credit facilities, and therefore the total credit availed by the Division facilitates a continuous rotation of its inventory and invoice financing requirements.

     Under the letter of credit facility, the bank guarantees timely payments to the Division's foreign suppliers. Letter of credit is a non-funded limit which, when issued, results in a contingent liability to the Division. The Division is obligated to pay the bank at the time the bank remits money against documents presented by the foreign supplier. Contingent liabilities arising from the use of letters of credit have not been included in the Division's statements but have been disclosed in Note 7 below.

     Letters of guarantee are provided by the bank on behalf of the Division to third parties with which it has business dealings, to guarantee due performance of contracts as well as fulfillment of monetary obligations by the Division.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Following table summarizes details relating to the credit facilities described above (in thousands):

                                                                       STATE BANK OF   STATE BANK OF
                                                       INDIAN BANK      TRAVANCORE       HYDERABAD
                                                     ---------------   -------------   -------------
                    PARTICULARS                       1996     1995     1996    1995   1996    1995
---------------------------------------------------  ------   ------   ------   ----   -----   -----
1. Available lines of credit
  (a) Bill Discounting.............................  $3,925   $  972   $1,389   $ --   $ 139   $ 222
  (b) Packing Credit...............................     834      556       --     --      83      --
  (c) Letters of Credit............................   2,431    1,111    1,216     --     361     361
  (d) Letters of Guarantee.........................      28       28       --     --      --      --
2. Amount outstanding
  (a) Bill Discounting.............................   3,878      165    1,277     --     143      --
  (b) Packing Credit...............................     503      202       --     --      80      --
  (c) Advances for overdue letters of credit.......     204       --       --     --      --      --
  (d) Letters of Credit............................   2,268       --      784     --     279      --
  (e) Letters of Guarantee.........................      --       --       --     --      --      --
3. Amount by which sanctioned limits have been
   exceeded
  (a) Bill Discounting.............................      --       --       --     --       4      --
  (b) Packing Credit...............................      --       --       --     --      --      --
  (c) Letters of Credit............................      --       --       --     --      --      --
  (d) Letters of Guarantee.........................      --       --       --     --      --      --
4. Interest rates
  (a) Bill Discounting
      --if availed in US Dollars...................     7.5%     6.5%     7.5%    --     7.5%    6.5%
      --if availed in Indian Rupees................   13-15%   13-15%   13-15%    --   13-15%  13-15%
  (b) Packing Credit
      --if availed in US Dollars...................     7.5%     6.5%      --     --     6.5%     --
      --if availed in Indian Rupees................   13-15%   13-15%      --     --   13-15%     --
5. Margin
  (a) Packing Credit...............................      25%      10%      --     --      25%     --
  (b) Letters of Credit............................      10%      10%      10%    --      10%     10%
  (c) Letters of Guarantee.........................   10-50%   10-50%      --     --      --      --

     Bill discounting agreements are secured by export receivables. Packing credit agreements are secured by a first charge on the Company's stocks of raw materials, work in process and finished goods inventories.

     Outstanding letters of credit are secured by a charge on goods covered under the letter of credit and a lien on deposits made by the Company with the banks.

     Letters of guarantee are secured by counter guarantees issued by the Company and a lien on deposits made by the Company with the banks.

     All the above agreements and facilities are fully covered by the personal guarantee of the Chairman of the Company. The banks have sought for a second collateral on the Company's plant and equipment, present and future, which have already been used as collateral for the Company's secured long term loans (see
Note 5 below). As of the date of the statements, the Company was in the process of fulfilling this requirement.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     According to the terms stipulated in the credit facility sanction letter of Indian Bank, the Company's owners were required to contribute unsecured loans of approximately $1.8 million and increase the paid-in capital of the Company to $611,281 (from $69,463) before September 30, 1995. The Company has not fulfilled this requirement as of the date of the statements. However, the Company has obtained an undertaking from JTS, that advances made to the Division by JTS to the extent of $2,558,650, will not be withdrawn or adjusted, either in part or full, against the bills drawn by the Division, and, in due course, will be converted into equity capital/unsecured loan.

5.  SECURED LONG TERM LOANS:

     The Company has entered into term loan agreements with the Industrial Credit and Investment Corporation of India Limited ("ICICI"), a term lending institution in India. In September 1992, the Company was sanctioned a rupee loan of approximately $571,429 for the purpose of augmenting its existing manufacturing facilities. Approximately $304,713 was available to the Company to borrow as of January 31, 1995, subsequent to which the Company decided not to fully avail of this loan before the last date of withdrawal, February 15, 1995. The loan is repayable in Indian rupees in 12 equal quarterly installments of approximately $19,450 each commencing from May 1995. Interest on outstanding amounts are payable quarterly at the rate of 20% per annum.

     In October 1994, the Company was sanctioned an additional loan by the ICICI, for approximately $2,550,000, denominated in four foreign currencies, for the import of capital equipment. The Division had not borrowed against the loan as of January 31, 1995, and had utilized the loan for a US dollar equivalent amount of $2,625,758 as of January 28, 1996. As of January 28, 1996 there were immaterial unutilized balances in three of the four foreign currencies under the loan, which were cancelled by ICICI on February 22, 1996 based on a written request by the Company. The loan is repayable in US dollar in 13 equal quarterly installments of $201,981 each commencing from April 1997. Interest on outstanding amounts is payable quarterly at the rate of US dollar LIBOR plus 2.75% per annum. For the period from February 1, 1995 to January 28, 1996, the interest rates on this loan ranged from 8.7 to 9.5% per annum.

     Both loans are secured by all of the Company's property and equipment and are fully covered by the personal guarantee of the Chairman of the Company. According to the terms of the agreement for the foreign currency loan, the Company's promoters were required to contribute unsecured loans of approximately $1.8 million and increase the paid-in capital of the Company to $611,281 (from $69,463). Though this amount has not been contributed by the owners as of the date of the statements, the Company has obtained an undertaking from JTS, that advances made to the Division by JTS to the extent of $2,558,650, will not be withdrawn or adjusted, either in part or full, against the bills drawn by the Division, and, in due course, will be converted into equity capital/unsecured loan.

     In addition to the ICICI term loans, the Company has entered into a term loan agreement with Corporation Bank, a Government owned commercial bank in India, for the purchase of automobiles. As of January 28, 1996, the Division had utilized approximately $31,386 of the total sanctioned amount of $41,678. The loan is secured by the automobiles and is repayable in thirty equal monthly installments of $1,047 each.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Future repayments under the Division's long-term loans are as follows (in thousands):

                                 YEAR ENDING                   LOAN REPAYMENTS
                ---------------------------------------------  ---------------
                1997 (current portion of long term loans)....      $    90
                1998.........................................          898
                1999.........................................          834
                2000.........................................          808
                2001.........................................          202
                                                                    ------
                                                                   $ 2,832
                                                                    ======

6.  DUE TO RELATED PARTIES, NET:

                                                                      1996       1995
                                                                     ------     ------
                                                                      (IN THOUSANDS)
        Due from related parties
        Ultra Tek Devices Limited..................................  $   62     $   80
        Tantec Magnetics...........................................     318         --
        Eastern Peripherals Limited................................      --         65
        Memory Electronics.........................................      --         18
        Golden Computers Limited...................................      --        120
        Advance Technology Devices.................................      --         92
                                                                     ------     ------
                  Total............................................     380        375
                                                                     ------     ------
        Due to related parties
        JTS........................................................   1,158        667
        Nidec Corporation..........................................     367         --
        Tandon Family..............................................      14         16
        Tantec Magnetics...........................................      --        271
        Tandon Associates, Inc.....................................      --        603
        Reliable Consultancy Services Private Limited..............      --          1
        Tancom Electronics.........................................       9         78
                                                                     ------     ------
                  Total............................................   1,548      1,636
                                                                     ------     ------
        Net due to related parties.................................  $1,168     $1,261
                                                                     ======     ======

     See Note 8 for a description of the relationships and the nature of transactions between the Division and the above related parties.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7.  COMMITMENTS AND CONTINGENCIES:

     Capital Leases

     The Company has purchased automobiles through certain capital lease agreements. The gross amount of assets acquired under capital leases and capitalized was $38,673 as of January 28, 1996. Following is a schedule of aggregate future minimum lease payments under these capital leases together with the present value of net minimum lease payments as of January 28, 1996 (in thousands):

                                                                         FUTURE MINIMUM
                                  YEAR ENDING                            LEASE PAYMENTS
        ---------------------------------------------------------------  --------------
        1997...........................................................       $ 19
        1998...........................................................         15
        1999...........................................................         14
                                                                               ---
        Total net minimum lease payments...............................         48
        Less -- Amount representing interest...........................         12
                                                                               ---
        Present value of net minimum lease payments....................         36
        Less -- Current portion........................................         15
                                                                               ---
                                                                              $ 21
                                                                               ===

     Purchases

     Open letters of credit for import of raw materials in the normal course of business amounted to $3,594,360 as of January 28, 1996 (see Note 4 above).

     Obligations to Employees

     The Company has made certain statutory minimum contributions towards employee obligations as required by labor laws enacted by the Government of India. These include, inter alia, minimum wages, provident fund, employee state insurance, bonus, gratuity, earned leave and labor welfare fund.

8.  RELATED PARTY TRANSACTIONS:

     As discussed in Note 1 above, the Division has functioned as a manufacturing arm of JTS since its association with JTS. Apart from JTS, the Division's related parties include Xyratex (former subcontractor of JTS), Nidec Corporation (supplier to the Company and an equity investee in JTS), and entities which are owned and/or controlled by the Chairman of the Company or his relatives.

     JTS loaned manufacturing equipment with an historical cost of approximately $4,400,000 and $530,000 located at the Division at January 28, 1996 and January 31, 1995.

     The Division's related party transactions during the period from February 1, 1995 to January 28, 1996 primarily consist of transactions with JTS and Xyratex. These transactions include, inter alia, purchase of fixed assets and raw materials from JTS, receipt of certain fixed assets on loan basis from JTS, receipt of certain raw material free of cost from JTS, sale of disk drives to JTS, advances received from JTS, remittances made to JTS, assumption of obsolete inventories and warranty costs by JTS, sale of subassemblies and raw material to Xyratex, and purchase of tools from Xyratex. Since the VCMA business was part of the Company until January 28, 1996, transactions between the Division and the VCMA business have not been considered as related party transactions.

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The net balances due from or to each related party as of January 28, 1996 and January 31, 1995 for sales, purchases, advances, transfers and sharing of expenses are disclosed in Note 6 above. Summarized information relating to such transactions for the period from February 1, 1995 to January 28, 1996 are presented below (in thousands):

          NAME OF THE RELATED PARTY                NATURE OF TRANSACTION             AMOUNT
    -------------------------------------  --------------------------------------    -------
    Nidec Corporation....................  Purchase of raw material                  $   701
                                           Payment for purchase of raw material          522
    Tandon Associates, Inc...............  Payment for purchases                         957
    Tancom Electronics...................  Purchase of plant and equipment                42
                                           Sale of raw material                           41
                                           Proceeds from sale of raw material             55
                                           Charges for common expenses received            3
                                           Advance to Tancom                              10
    JTS..................................  Purchase of plant and equipment             2,569
                                           Purchase of raw material                    6,621
                                           Payment for purchase of raw material        1,052
                                           Advance against export                      2,559
                                           Product sales                              14,892
                                           Receipt from product sales                  8,495
                                           Assumption of obsolete inventories and      2,919
                                             warranty costs by JTS
    Tantec Magnetics.....................  Purchase of raw material                      110
                                           Product sales                                 465

     The Company has been capitalized since inception with 200,000 shares of equity stock at a par value of Indian rupees 10 each and 5,000 shares of preferred stock at a par value of Indian rupees 100 each. The Company's lone preferred stock shareholder is the son of the Chairman of the Company. As part of the transfer of the Company's VCMA business to a related party and the proposed acquisition of the Division by JTS, it was decided in March 1995 to retire the preferred stock of the Company. Effective January 28, 1996, all preferred shares were retired for a consideration of Indian rupees 500,000 ($13,893). As of January 28, 1996, this amount has been included in "Due to related parties, net" (see Note 6 above).

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                See notes to consolidated financial statements.

9.  OTHER MATTERS:

     Technical Know-how and Collaboration Agreement

     Foreign currency transactions with parties outside India are subject to controls imposed by the Reserve Bank of India ("RBI"), India's central bank. Funds can only be remitted for payments against specific invoices for receipt of materials or equipment and certain additional limited uses. Except for payments below $5,000, cash in advance or deposit payments are not freely permitted to parties outside the country. As part of the Company's disk drive EOU project approval, the Government has allowed the Company to pay $2 million to JTS for technical know-how fees. The Company is yet to finalize its agreement with JTS for the payment of technical know-how fees as of the date of the statements. The Division has not recorded any liability for possible future payment of technical know-how fees due to the anticipated acquisition of the Company by JTS. The Company's term loan agreements with ICICI contains certain restrictions on the timing and period of payment of technical know-how fees.

     Divestiture of Voice Coil Business

     The Company transferred the VCMA business, after write-offs of approximately $350,000 of related party balances, to Tancom Electronics ("Tancom") as of January 28, 1996. Such transfer included plant and equipment and inventories of the VCMA business, along with certain other assets and liabilities.

     Tancom is owned and controlled by the Chairman of the Company and his family members and is therefore considered a related party. Retained earnings attributable to the VCMA business since April 1, 1994 less advances made to certain related parties were also transferred to Tancom. The Division expects to continue to purchase voice coil assemblies from Tancom, provided their prices remain competitive. The Division has not entered into any agreement mandating the purchase of voice coil assemblies from Tancom.

     As of January 28, 1996, the total value of assets transferred to Tancom was $558,146 and the total value of liabilities transferred totalled $28,148. Retained earnings of the VCMA business transferred to Tancom totalled $418,493. Accounts receivable of $428,080 and accounts payable of $236,163 relating to the voice coil business, outstanding as of January 28, 1996 has been included in the Statement of Assets and Liabilities of the Division due to regulatory constraints on transfer of foreign currency receivables and payables. All of the accounts receivables of the VCMA business are owing from Tantec Magnetics, a related party to the Company.

10.  SUBSEQUENT EVENTS:

     New Long Term Loan

     On February 20, 1996, the Company was sanctioned an additional foreign currency loan of $10 million, to be reduced to the extent of participation by other institutions, by the ICICI for the proposed expansion of its disk drive business. The Company had received a letter of intent ("letter") from the ICICI the terms and conditions of which have to be agreed upon by the Company within 30 days before a formal foreign currency loan agreement ("loan agreement") could be executed by both parties. Interest on this proposed loan shall be payable at the lending rates of the ICICI prevailing on the date of execution of the loan agreement. Lending rates of the ICICI are US dollar LIBOR, plus a fixed percent, if the funds are provided out of the floating rate US dollar funds, and a fixed rate per annum, if the funds are provided out of fixed rate US dollar funds. According to the letter, this loan will be secured by a first charge on all of the Company's equipment, both present and future, subject to any prior charge on specified equipment in favor of the Company's banks. The

                        THE HARD DISK DRIVE DIVISION OF
                  MODULER ELECTRONICS (INDIA) PRIVATE LIMITED
                        (CURRENCY: UNITED STATES DOLLAR)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Company is also required to provide an irrevocable and unconditional guarantee from the Chairman in favor of ICICI for due repayment of the loan along with all interest and any other moneys. Further, for the loan to become effective, the Company would have to raise $5,584,885 by issue of equity shares to promoters, obtain an unsecured loan of $3,601,000 and state subsidies of $236,177 to meet a part of the cost of the project.

     On March 18, 1996, the Company entered into a loan agreement with the ICICI for $7 million towards their participation in the total sanctioned amount of $10 million. The loan is repayable in US dollar in 12 equal quarterly installments of $583,333 each commencing form May 20, 1998. The Company has procured an irrevocable and unconditional guarantee from the Chairman of the Company as required by the letter of intent. The funding of this loan by ICICI is dependent upon the Company's compliance with the pre-disbursement conditions relating to raising of additional equity capital and obtaining of unsecured loans and state subsidies, mentioned above. If the Company does not comply with these pre-disbursement conditions, the previously obtained loans from ICICI (see Note
5) could be held in default and ICICI may have the right to recall the earlier loans, besides not funding the current loan.

                                JTS CORPORATION

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements give effect to the merger of Atari and JTS which occurred on July 30, 1996 which was accounted for as a purchase of JTS by Atari. Although the business combination resulted in Atari merging into the JTS legal entity, the substance of the transaction is that Atari, a public company with substantially greater operating history and net worth, owns approximately 62% of the combined equity.

     The aggregate purchase price of $112.5 million has been allocated to the acquired assets and liabilities of JTS. Included in the pro forma purchase price are the approximately 40 million shares of outstanding common stock of JTS, the value of the assumed JTS options and warrants of $11.1 million and the direct transaction costs of $1.4 million. The common stock, options and warrants were valued using $2.50 per share which is the representative value of Atari stock at the time the proposed transaction was announced. The Company allocated $133.6 million to purchased technology, $110.0 million of which represented in-process research and development. The $110.0 million was expensed upon the closing of the Merger as the technology had not yet reached technological feasibility and does not have alternative future uses.

     The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1995 give effect to the merger as if the acquisition was completed at the beginning of the year and combines Atari's statement of operations as of December 31, 1995 with the pro forma combined statement of operations for JTS and Moduler Electronics for the year ended January 28, 1996. The unaudited pro forma condensed combined statements of operations for the nine months ended October 27, 1996 give effect to the merger with Atari as if the acquisition was completed at the beginning of the year and combines Atari's statement of operations with the JTS and Moduler Electronics pro forma statement of operations for the nine months ended October 27, 1996. Such statements do not include the effect of the approximately $110.0 million nonrecurring charge for in-process research and development. Such statements also exclude Atari's extraordinary gain generated from the Atari Debentures extinguished in 1995 and the $3.9 million gain on sale of marketable securities in the first quarter of 1996. The unaudited pro forma condensed combined balance sheet has been omitted as the consolidated balance sheet as of October 27, 1996, included elsewhere herein, reflects both of these transactions.

     This method of combining historical financial statements for the preparation of the pro forma condensed combined statements is for presentation only. Actual statements of operations of the companies will be combined from the closing date of the acquisition with no retroactive restatements. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and is not necessarily indicative of the combined results of operations that would have been reported had the Merger with Atari and the acquisition of Moduler Electronics occurred on the dates indicated, nor do they represent a forecast of the combined results of operations for any future period. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes for Atari, and JTS and Moduler Electronics.

                                JTS CORPORATION
                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            PRO FORMA
                                                          COMBINED JTS
                                                           AND MODULER
                                     ATARI                 ELECTRONICS
                               NINE MONTHS ENDED        NINE MONTHS ENDED         PRO FORMA      PRO FORMA
                               OCTOBER 27, 1996         OCTOBER 27, 1996         ADJUSTMENTS     COMBINED
                               -----------------     -----------------------     -----------     ---------
NET REVENUES.................       $ 2,972                 $  65,849                            $  68,821
                                   --------                  --------                             --------
COST AND EXPENSES:
  Cost of revenues and
     inventory write-downs...         5,334                    78,531                               83,865
  Research and development...           650                    20,083                               20,733
  Sales, marketing, general
     and administrative......         2,958                     9,549                1,924(b)       21,258
                                   --------                  --------                             --------
                                                                                     5,886(a)
                                                                                       941(c)
     Total operating
       expenses..............         8,942                   108,163                              125,856
OPERATING LOSS...............        (5,970)                  (42,314)                             (57,035)
  Gain on sale of marketable
     securities..............         3,930                        --               (3,930)(f)          --
  Other expense, net.........          (647)                     (141)                  --            (788)
  Interest income............           653                       173                 (452)(e)         374
  Interest expense...........         1,708                     2,497                 (452)(e)       3,753
                                   --------                  --------                             --------
NET LOSS.....................        (3,742)                  (44,779)                             (61,202)
                                   ========                  ========                             ========
LOSS PER COMMON SHARE........                                                                        (0.59)
Number of shares used in
  computation................                                                             (d)      103,658

   See notes to unaudited pro forma condensed combined financial statements.

                                JTS CORPORATION
                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 PRO FORMA
                                                             COMBINED JTS AND
                                               ATARI        MODULER ELECTRONICS
                                            YEAR ENDED          YEAR ENDED          PRO FORMA     PRO FORMA
                                           DEC. 31, 1995       JAN. 28, 1996       ADJUSTMENTS    COMBINED
                                           -------------    -------------------    -----------    ---------
NET REVENUES.............................    $  14,626           $  18,777                        $  33,403
                                              --------            --------                         --------
COST AND EXPENSES:
  Cost of revenues.......................       44,234              33,626                           77,860
  Research and development...............        5,410              13,375                           18,785
  Sales, marketing, general and
     administrative......................       18,647               5,777            2,565(b)       36,093
                                              --------            --------                         --------
                                                                                      7,847(a)
                                                                                      1,257(c)
     Total operating expenses............       68,291              52,778                          132,738
OPERATING LOSS...........................      (53,665)            (34,001)                         (99,335)
  Other income (expense).................        2,683                (365)                           2,318
  Interest income........................        3,133                 249                            3,382
  Interest expense.......................       (2,309)             (1,053)                          (3,362)
                                              --------            --------                         --------
NET LOSS BEFORE EXTRAORDINARY CREDIT.....    $ (50,158)          $ (35,170)                       $ (96,997)
                                              ========            ========                         ========
LOSS PER COMMON SHARE BEFORE
  EXTRAORDINARY CREDIT...................    $   (0.79)          $   (7.63)                           (0.94)
Number of shares used in computation.....       63,697               4,611                 (d)      103,697

   See notes to unaudited pro forma condensed combined financial statements.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                    FINANCIAL STATEMENTS OF JTS CORPORATION

NOTE 1 -- PURCHASE PRICE

     The purchase price of the acquisition of JTS by Atari is computed as follows:

        Warrants and employee stock options............................  $  11,093,000
        Common stock to be issued......................................    100,000,000
        Direct transaction costs.......................................      1,405,048
                                                                          ------------
             TOTAL.....................................................  $ 112,498,048
                                                                          ============

     The JTS common stock, options and warrants were valued using $2.50 per share which is the representative value of Atari stock at the time the proposed transaction was announced.

     The purchase price is allocated as follows:

        Current assets.................................................  $ 24,696,763
        Equipment and tooling..........................................    20,599,675
        In-process technology..........................................   110,011,856
        Existing technology............................................    23,541,619
        Liabilities assumed............................................   (84,307,614)
        Goodwill.......................................................    17,955,749
                                                                         ------------
             TOTAL.....................................................  $112,498,048
                                                                         ============

     The allocation of the purchase price to the assets acquired in the Moduler Electronics acquisition is discussed on page F-37. The pro forma amounts for JTS and Moduler include the operations for JTS and Moduler for the periods indicated and assume that Moduler was acquired at the beginning of the periods indicated.

NOTE 2 -- PRO FORMA ADJUSTMENTS

     The following pro forma adjustments have been made to the unaudited pro forma condensed combined financial statements:

     (a) -- Reflects amortization of purchased existing technology on a straight-line basis over three years.

     (b) -- Reflects amortization of goodwill on a straight-line basis over seven years.

     (c) -- Reflects depreciation of the step-up of equipment on a straight-line basis over three years.

     (d) -- Reflects the outstanding common stock of JTS assuming the conversion of outstanding preferred stock of JTS excluding the impact of stock options and warrants which are antidilutive.

     (e) -- Reflects elimination of interest between Atari and JTS.

     (f) -- Reflects elimination of nonrecurring gain on sale of a marketable security.

     No deferred tax adjustments is made as the deferred tax assets, consisting primarily of net operating loss carryforwards, exceed the deferred tax liabilities and the excess of the deferred tax assets over the deferred tax liabilities is offset by a valuation allowance due to the uncertainty surrounding the realization.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
              FINANCIAL STATEMENTS OF JTS CORPORATION (CONTINUED)

NOTE 3 -- IN-PROCESS RESEARCH AND DEVELOPMENT

     The allocation of the purchase price among identifiable intangible assets was based on an allocation of the fair value of those assets. Such allocation assigned $110.0 million to purchased in-process research and development. The $110.0 million was expensed in the third calendar quarter as the technology had not yet reached technological feasibility and does not have alternative future uses. The unaudited pro forma condensed combined statements of operations do not include this one-time charge for purchased in-process technology as it represents a material nonrecurring charge which resulted from the merger.

NOTE 4 -- DEFERRED COMPENSATION

     Upon the closing of the merger, JTS recorded a one-time expense charge of approximately $3.4 million of deferred compensation which was being amortized. Such expense has not been recorded in the accompanying pro forma financial statements.

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  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary.....................     2
Risk Factors...........................     7
Use of Proceeds........................    15
Dividend Policy........................    15
Capitalization.........................    16
Price Range of Common Stock............    17
Selected Pro Forma Financial Data......    19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    20
Business...............................    25
Management.............................    36
Certain Transactions...................    43
Principal Stockholders and Selling
  Security Holders.....................    46
Description of Capital Stock...........    51
Shares Eligible for Future Sale........    54
Plan of Distribution...................    55
Legal Matters..........................    55
Experts................................    55
Additional Information.................    56
Index to Consolidated Financial
  Statements...........................   F-1

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                               39,392,046 SHARES

                             [JTS CORPORATION LOGO]

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------
                                JANUARY 23, 1997

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